                                 SCHEDULE 13E-4

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ISSUER TENDER OFFER STATEMENT

   (Pursuant to Section 13(e)(1) of the Securities and Exchange Act of 1934)

                          U.S. Office Products Company
--------------------------------------------------------------------------------

                                (Name of Issuer)
                      (Name of Person(s) Filing Statement)

                 5 1/2% Convertible Subordinated Notes due 2001
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                  912 325 AA5
--------------------------------------------------------------------------------

                     (CUSIP Number of Class of Securities)

                                 Thomas Morgan
                     President and Chief Executive Officer
                          U.S. Office Products Company
               1025 Thomas Jefferson Street, N.W.--Suite 600 East
                             Washington, D.C. 20007
                                 (202) 339-6700
--------------------------------------------------------------------------------

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

           George P. Stamas, Esq.                            Mark D. Director
         Wilmer, Cutler & Pickering              Executive Vice President--Administration,
             2445 M Street, N.W.                       General Counsel and Secretary
           Washington, D.C., 20037                     U.S. Office Products Company
               (202) 663-6000                       1025 Thomas Jefferson Street, N.W.
                                                              Suite 600 East
                                                          Washington, D.C. 20007
                                                              (202) 339-6700

                                  May 1, 1998
--------------------------------------------------------------------------------

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           Calculation of Filing Fee
--------------------------------------------------------------------------------

Transaction Valuation*                                      Amount of Filing Fee
$143,750,000                                                             $28,750
--------------------------------------------------------------------------------

*Calculation of Filing Fee: The Transaction Valuation is based upon the value of the 5 1/2% Convertible Subordinated Notes due 2001 to be acquired in exchange for shares of Common Stock, par value $.001, of the Company.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously       $42,407
Paid:
Registration No:        333-49531
Filing Party:           U.S. Office Products
                        Company
Form:                   S-4
Date Filed:             April 7, 1997

ITEM 1. SECURITY AND ISSUER.

    (a) The issuer is U.S. Office Products Company, a Delaware corporation (the "Company"). The address of its principal executive office is 1025 Thomas Jefferson Street, N.W., Suite 600 East, Washington, D.C. 20007.

    (b) The securities which are the subject of the Exchange Offer are the 5 1/2% Convertible Subordinated Notes due 2001 (the "Notes") of the Company. As of April 30, 1998, there was $143,750,000 aggregate principal amount of Notes outstanding. The Company is offering to exchange shares of Common Stock for any and all Notes at an Exchange Ratio of 61.843 shares per $1,000 principal amount of Notes. To the best knowledge of the Company, no Notes are being purchased from any officer, director or affiliate of U.S. Office Products Company.

    (c) The information set forth in the Offering Circular/Prospectus dated May 1, 1998 (the "Offering Circular/Prospectus") under the caption "The Terms of the Exchange Offer--Market and Trading Information" is incorporated herein by reference.

    (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a) If all Notes are exchanged, the Company will issue approximately 8,890,000 shares of Common Stock in the Exchange Offer.

    (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS
       OF THE ISSUER OR AFFILIATE.

    The information set forth in the Offering Circular/Prospectus under the caption "The Terms of the Exchange Offer--Purpose of the Offer" is incorporated herein by reference. Upon completion of the Tender Offer, the Company plans to retire all of the Notes purchased by the Company.

    (a)-(g) The information set forth in the Offering Circular/Prospectus under the captions "Summary-- The Strategic Restructuring Plan" and "The Strategic Restructuring Plan" is incorporated herein by reference.

    (h)-(j) Not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
       WITH RESPECT TO THE ISSUER' SECURITIES.

    The information set forth in the Offering Circular/Prospectus under the caption "The Strategic Restructuring Plan" is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Offering Circular/Prospectus under the captions "The Terms of the Exchange Offer--Dealer Manager," "--Exchange Agent" and "--Fees and Expenses" is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

    (a) See the Consolidated Financial Statements of U.S. Office Products Company and the Consolidated Financial Statements of Mail Boxes Etc., attached hereto.

    (b) See the Pro Forma Combined Financial Information of U.S. Office Products Company attached hereto.

ITEM 8. ADDITIONAL INFORMATION.

    (a) The information set forth in the Offering Circular/Prospectus under the caption "The Strategic Restructuring Plan" is incorporated herein by reference.

    (b) Other than compliance with applicable requirements of federal and state securities laws, U.S. Office Products Company is not aware of any federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the Exchange Offer.

    (c) Not applicable.

    (d) None.

    (e) Reference is hereby made to the exhibits hereto, including the Offering Circular/Prospectus, which are incorporated in their entirety herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      (a)        (i)  Offering Circular/Prospectus dated May 1, 1998.

      (a)       (ii)  Letter of Transmittal.

      (a)      (iii)  Letter from BancAmerica Robertson Stephens to Brokers, Dealers, Commercial
                      Banks, Trust Companies and Nominees.

      (a)       (iv)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                      Companies and Nominees.

      (a)        (v)  Press Release dated May 1, 1998.

      (b)  None.

      (c)        (i)  Agreement between U.S. Office Products Company and Jonathan J. Ledecky (to be
                      filed by amendment).

      (c)       (ii)  Investment Agreement dated as of January 12, 1998 as amended, February 3, 1998 between U.S. Office Products Company and CDR-LC Acquisition, L.L.C.

      (d)  Opinion of Wilmer, Cutler & Pickering regarding tax matters.

      (e)  See Exhibit (a)(1).

      (f)  None.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                U.S. OFFICE PRODUCTS COMPANY

                                By:  /s/ THOMAS MORGAN
                                     -----------------------------------------
                                     Name: Thomas Morgan
                                     Title: President and Chief Executive
                                     Officer

Dated: May 1, 1998

                          U.S. OFFICE PRODUCTS COMPANY

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                            ---------
Introduction to Selected Financial Data...................................................................        F-2
Selected Financial Data...................................................................................        F-3
Management's Discussion and Analysis of Financial Position and Results of Operations......................        F-5
Pro Forma Combined Financial Information of U.S. Office Products Company
  Introduction to Pro Forma Combined Financial Information................................................       F-21
  Pro Forma Combined Balance Sheet as of January 24, 1998 (unaudited).....................................       F-23
  Pro Forma Combined Statement of Income for the nine months ended January 24, 1998 (unaudited)...........       F-25
  Pro Forma Combined Statement of Income for the nine months ended January 25, 1997 (unaudited)...........       F-26
  Pro Forma Combined Statement of Income for the fiscal year ended April 26, 1997
    (unaudited)...........................................................................................       F-27
  Notes to Pro Forma Combined Financial Statements........................................................       F-28
Consolidated Financial Statements of U.S. Office Products Company
  Report of Price Waterhouse LLP, Independent Accountants.................................................       F-32
  Report of Ernst & Young LLP, Independent Accountants....................................................       F-33
  Report of BDO Seidman, LLP, Independent Accountants.....................................................       F-34
  Report of KPMG Peat Marwick LLP, Independent Accountants................................................       F-35
  Report of KPMG Peat Marwick LLP, Independent Accountants................................................       F-36
  Report of Rubin, Koehmstedt and Nadler, Independent Accountants.........................................       F-37
  Report of Deloitte & Touche LLP, Independent Accountants................................................       F-38
  Report of Hertz, Herson & Company, LLP, Independent Accountants.........................................       F-39
  Report of Hertz, Herson & Company, LLP, Independent Accountants.........................................       F-40
  Consolidated Balance Sheet as of April 30, 1996, April 26, 1997 and January 24, 1998 (unaudited)........       F-41
  Consolidated Statement of Income for the fiscal years ended April 30, 1995 and 1996, April 26, 1997 and
    the nine months ended January 25, 1997 (unaudited) and January 24, 1998 (unaudited)...................       F-42
  Consolidated Statement of Stockholders' Equity for the fiscal years ended April 30, 1995 and 1996, April
    26, 1997 and the nine months ended January 24, 1998 (unaudited).......................................       F-43
  Consolidated Statement of Cash Flows for the fiscal years ended April 30, 1995 and 1996, April 26, 1997
    and the nine months ended January 25, 1997 (unaudited) and January 24, 1998 (unaudited)...............       F-45
  Notes to Consolidated Financial Statements..............................................................       F-47
Consolidated Financial Statements of Mail Boxes Etc.
  Report of Ernst & Young LLP, Independent Auditors.......................................................       F-74
  Consolidated Balance Sheets as of April 30, 1997 and 1996...............................................       F-75
  Consolidated Statements of Income for the fiscal years ended April 30, 1997, 1996 and 1995..............       F-76
  Consolidated Statement of Stockholders' Equity for the fiscal years ended April 30, 1997, 1996 and
    1995..................................................................................................       F-77
  Consolidated Statements of Cash Flows for fiscal years ended April 30, 1997, 1996 and 1995..............       F-78
  Notes to Consolidated Financial Statements..............................................................       F-80
  Condensed Consolidated Balance Sheet as of October 31, 1997 (unaudited).................................       F-91
  Condensed Consolidated Statements of Operations for three months and six months ended October 31, 1997
    (unaudited) and October 31, 1996 (unaudited)..........................................................       F-92
  Condensed Consolidated Statements of Cash Flows for the six months ended October 31, 1997 (unaudited)
    and October 31, 1996 (unaudited)......................................................................       F-93
  Notes to Condensed Consolidated Financial Statements (unaudited)........................................       F-94

                    INTRODUCTION TO SELECTED FINANCIAL DATA

    Set forth below is certain selected financial data for U.S. Office Products Company (the "Company"). The historical Statement of Income Data for the fiscal years ended April 30, 1995 and 1996 and April 26, 1997 and the Balance Sheet Data at April 30, 1996 and April 26, 1997 have been derived from the Company's consolidated audited financial statements and are included elsewhere in this Proxy Statement. The historical Statement of Income Data for the years ended April 30, 1993 and 1994 and the Balance Sheet Data at April 30 1993, 1994, and 1995 have been derived from unaudited consolidated financial statements which are not included elsewhere in this Proxy Statement. The Selected Financial Data for the nine months ended January 25, 1997 and January 24, 1998 (except pro forma amounts) have been derived from unaudited consolidated financial statements that appear elsewhere in this Proxy Statement. These unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for the periods presented. The financial data have been restated from prior presentations as a result of the Company's adoption of the Strategic Restructuring Plan.

    The pro forma financial data gives effect, as applicable, to the Strategic Restructuring Plan, the offer to exchange the 2001 Notes for common stock at a reduced conversion price (the "2001 Note Offer"), the tender offer for the 2003 Notes (the "2003 Note Tender"), the offering of senior subordinated notes ("Note Offering") and borrowings under the new senior secured credit facilities (the "Credit Facility"; borrowings under the Note Offering and the Credit Facility are referred to as the "New Borrowings") and the acquisitions completed by the Company after May 1, 1996 for balance sheet purposes as if such transactions had occurred on January 24, 1998 and for income statement purposes as if such transactions had occurred at the beginning of the relevant period. In addition, the pro forma information is based on available information and certain assumptions and adjustments.

    The Selected Financial Data provided herein should be read in conjunction with the historical financial statements, including the notes thereto, the unaudited pro forma financial information, including the notes thereto, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" that appear elsewhere in this Proxy Statement.

                          SELECTED FINANCIAL DATA (1)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                              NINE MONTHS
                                                               FISCAL YEAR ENDED                                 ENDED
                                    ------------------------------------------------------------------------  -----------
                                                                                                  PRO FORMA
                                     APRIL 30,    APRIL 30,    APRIL 30,   APRIL 30,  APRIL 26,   APRIL 26,   JANUARY 25,
                                       1993         1994         1995        1996       1997      1997 (2)       1997
                                    -----------  -----------  -----------  ---------  ---------  -----------  -----------
STATEMENT OF INCOME DATA:
Revenues..........................   $ 486,763    $ 523,755    $ 658,494   $1,061,528 $2,115,954  $2,794,009   $1,498,320
Cost of revenues..................     350,647      377,494      485,955     789,436  1,518,287   1,988,315    1,077,408
                                    -----------  -----------  -----------  ---------  ---------  -----------  -----------
    Gross profit..................     136,116      146,261      172,539     272,092    597,667     805,694      420,912

Selling, general and
  administrative expenses.........     124,065      132,320      152,176     231,569    488,215     646,867      344,474
Amortization expense..............         601          733          801       2,711     12,416      25,138        8,072
Non-recurring acquisition costs...                                             8,057      8,001       8,001        7,316
Restructuring costs...............                                               682      4,201       4,201
                                    -----------  -----------  -----------  ---------  ---------  -----------  -----------
    Operating income..............      11,450       13,208       19,562      29,073     84,834     121,487       61,050

Interest expense..................       2,914        2,519        3,401       8,132     36,047     103,996       27,540
Interest income...................        (327)        (411)        (675)     (3,506)    (6,857)                  (6,048)
Other income......................      (1,463)      (1,315)      (1,456)       (684)    (4,233)     (7,150)      (4,073)
                                    -----------  -----------  -----------  ---------  ---------  -----------  -----------
Income from continuing operations
  before provision for income
  taxes and extraordinary items...      10,326       12,415       18,292      25,131     59,877      24,641       43,631
Provision for income taxes........       1,594        1,727        2,800       6,032     27,939      18,481       18,238
                                    -----------  -----------  -----------  ---------  ---------  -----------  -----------
Income from continuing operations
  before extraordinary items......       8,732       10,688       15,492      19,099     31,938   $   6,160       25,393
                                                                                                 -----------
                                                                                                 -----------
Income from discontinued
  operations, net of income taxes
  (3).............................       2,824       10,953       15,675      15,778     26,800                   20,411
                                    -----------  -----------  -----------  ---------  ---------               -----------
Income before extraordinary
  items...........................      11,556       21,641       31,167      34,877     58,738                   45,804
Extraordinary items, net of income
  taxes (4).......................                                               701      1,450                      612
                                    -----------  -----------  -----------  ---------  ---------               -----------
Net income........................   $  11,556    $  21,641    $  31,167   $  34,176  $  57,288                $  45,192
                                    -----------  -----------  -----------  ---------  ---------               -----------
                                    -----------  -----------  -----------  ---------  ---------               -----------

Weighted average common shares
  outstanding
    Basic.........................      44,260       44,260       45,562      67,545     90,026     146,331(5)     85,978
    Diluted.......................      44,260       44,260       45,704      68,374     91,761     148,066(5)     87,824

Per share amounts:
  Basic:
    Income from continuing
      operations before
      extraordinary items.........   $    0.20    $    0.24    $    0.34   $    0.28  $    0.35   $    0.04    $    0.30
                                                                                                 -----------
                                                                                                 -----------
    Income from discontinued
      operations..................        0.06         0.25         0.34        0.24       0.31                     0.24
    Extraordinary items...........                                             (0.01)     (0.02)                   (0.01)
                                    -----------  -----------  -----------  ---------  ---------               -----------
    Net income....................   $    0.26    $    0.49    $    0.68   $    0.51  $    0.64                $    0.53
                                    -----------  -----------  -----------  ---------  ---------               -----------
                                    -----------  -----------  -----------  ---------  ---------               -----------
  Diluted:
    Income from continuing
      operations before
      extraordinary items.........   $    0.20    $    0.24    $    0.34   $    0.28  $    0.35   $    0.04    $    0.29
                                                                                                 -----------
                                                                                                 -----------
    Income from discontinued
      operations..................        0.06         0.25         0.34        0.23       0.29                     0.23
    Extraordinary items...........                                             (0.01)     (0.02)                   (0.01)
                                    -----------  -----------  -----------  ---------  ---------               -----------
    Net income....................   $    0.26    $    0.49    $    0.68   $    0.50  $    0.62                $    0.51
                                    -----------  -----------  -----------  ---------  ---------               -----------
                                    -----------  -----------  -----------  ---------  ---------               -----------

Ratio of earnings to fixed charges
  (6).............................        2.1x         2.3x         2.5x        1.9x       2.0x        1.2x         2.0x


                                                  PRO FORMA    PRO FORMA
                                    JANUARY 24,  JANUARY 25,  JANUARY 24,
                                       1998       1997 (2)     1998 (2)
                                    -----------  -----------  -----------
STATEMENT OF INCOME DATA:
Revenues..........................   $1,930,113   $2,087,861   $2,070,655
Cost of revenues..................   1,390,855    1,487,711    1,481,421
                                    -----------  -----------  -----------
    Gross profit..................     539,258      600,150      589,234
Selling, general and
  administrative expenses.........     436,037      483,908      467,356
Amortization expense..............      13,830       18,415       18,433
Non-recurring acquisition costs...                    7,316
Restructuring costs...............
                                    -----------  -----------  -----------
    Operating income..............      89,391       90,511      103,445
Interest expense..................      27,534       77,997       77,997
Interest income...................      (1,545)
Other income......................      (6,369)      (6,730)      (6,711)
                                    -----------  -----------  -----------
Income from continuing operations
  before provision for income
  taxes and extraordinary items...      69,771       19,244       32,159
Provision for income taxes........      32,535       14,433       20,903
                                    -----------  -----------  -----------
Income from continuing operations
  before extraordinary items......      37,236    $   4,811    $  11,256
                                                 -----------  -----------
                                                 -----------  -----------
Income from discontinued
  operations, net of income taxes
  (3).............................      25,464
                                    -----------
Income before extraordinary
  items...........................      62,700
Extraordinary items, net of income
  taxes (4).......................
                                    -----------
Net income........................   $  62,700
                                    -----------
                                    -----------
Weighted average common shares
  outstanding
    Basic.........................     114,758      146,331(5)    146,331(5)
    Diluted.......................     117,185      148,177(5)    148,757(5)
Per share amounts:
  Basic:
    Income from continuing
      operations before
      extraordinary items.........   $    0.32    $    0.03    $    0.08
                                                 -----------  -----------
                                                 -----------  -----------
    Income from discontinued
      operations..................        0.23
    Extraordinary items...........
                                    -----------
    Net income....................   $    0.55
                                    -----------
                                    -----------
  Diluted:
    Income from continuing
      operations before
      extraordinary items.........   $    0.32    $    0.03    $    0.08
                                                 -----------  -----------
                                                 -----------  -----------
    Income from discontinued
      operations..................        0.22
    Extraordinary items...........
                                    -----------
    Net income....................   $    0.54
                                    -----------
                                    -----------
Ratio of earnings to fixed charges
  (6).............................        2.5x         1.2x         1.4x

                                                                                                                       JANUARY
                                                                               APRIL 30,                              24, 1998
                                                               ------------------------------------------  APRIL 26,  ---------
                                                                 1993       1994       1995       1996       1997      ACTUAL
                                                               ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Working capital..............................................  $  13,609  $  51,344  $  70,153  $ 274,124  $ 233,986  $ 107,120
Net assets of discontinued operations........................     19,199     26,879     33,514     33,674    171,122    461,042
Total assets.................................................    130,666    172,656    259,904    805,978  1,706,991  2,469,442
Long-term debt, less current portion.........................      2,414     15,112     18,841    176,230    380,209    381,844
Stockholders' equity.........................................     27,986     77,735    128,512    394,746    921,148  1,472,922


                                                               PRO FORMA (7)
                                                               -------------
BALANCE SHEET DATA:
Working capital..............................................   $   396,609
Net assets of discontinued operations........................
Total assets.................................................     2,006,085
Long-term debt, less current portion.........................     1,155,509
Stockholders' equity.........................................       590,792

------------------------------

(1) The historical financial information of the businesses that were acquired in business combinations accounted for under the pooling-of-interests method (the "Pooled Companies") have been combined on a historical cost basis in accordance with generally accepted accounting principles ("GAAP") to present this financial data as if the Pooled Companies had always been members of the same operating group. The financial information of the businesses acquired in the business combinations accounted for under the purchase method (the "Purchased Companies") have been included from the dates of their respective acquisitions. The pro forma financial data reflect purchase acquisitions completed by the Company through March 20, 1998.

(2) Gives effect to the Strategic Restructuring Plan, the 2001 Note Offer, the 2003 Note Tender, the New Borrowings and the purchase acquisitions completed by the Company since May 1, 1996 as if such transactions had been made on May 1, 1996. The pro forma statement of income data are not necessarily indicative of the operating results that would have been achieved had these events actually then occurred and should not be construed as representative of the Company's future operating results.

(3) The results of the companies included in the Distributions are reflected as discontinued operations for all periods presented in the Company's consolidated statement of income.

(4) Extraordinary items represent the losses associated with the early terminations of credit facilities, net of the related income tax benefits.

(5) For calculation of the pro forma weighted average shares outstanding for the fiscal year ended April 26, 1997 and for the nine months ended January 25, 1997 and January 24, 1998, see Notes to Pro Forma Combined Financial Statements included elsewhere in this Proxy Statement.

(6) In computing the ratio of earnings to fixed charges: (i) earnings are based on income from continuing operations before provision for income taxes and extraordinary items and fixed charges; and (ii) fixed charges consist of interest expense from continuing and discontinued operations, amortization of deferred financing costs and the estimated interest component of rent expense.

(7) Gives effect to the Strategic Restructuring Plan, the 2001 Note Offer, the 2003 Note Tender, the New Borrowings and the purchase acquisitions completed by the Company subsequent to January 24, 1998 as if such transactions had been made on January 24, 1998. The pro forma balance sheet data are not necessarily indicative of the financial position that would have been achieved had these events actually then occurred and should not be construed as representative of the Company's future financial position.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION
                           AND RESULTS OF OPERATIONS

    THIS PROXY STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROXY STATEMENT, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "INTEND," "MAY," "WILL," AND "EXPECT" AND SIMILAR EXPRESSIONS AS THEY RELATE TO THE COMPANY OR ITS MANAGEMENT ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT ANY FUTURE EVENTS OR CIRCUMSTANCES. THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THE RESULTS EXPRESSED IN, OR IMPLIED BY, THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW UNDER THE HEADINGS "EFFECTS OF THE PROPOSED SALE OF EQUITY SECURITIES AND THE STRATEGIC RESTRUCTURING PLAN" WITHIN THE BODY OF THE PROXY STATEMENT, AND "FACTORS AFFECTING THE COMPANY'S BUSINESS" BELOW.

INTRODUCTION

    The following discussion should be read in conjunction with the consolidated historical financial statements and the pro forma combined financial statements of the Company, including the related notes to each thereto, appearing elsewhere in this Proxy Statement. The discussion of the Company's pro forma results of operations is based on the assumptions and conditions described in the Pro Forma Combined Financial Statements and the Notes thereto. The Company's audited consolidated financial statements have been restated to reflect (i) the results of the businesses to be spun off to shareholders in the Company's recently announced Strategic Restructuring Plan as discontinued operations; and (ii) the change in accounting treatment of the 22 business combinations completed during the nine months ended January 24, 1998, from the pooling-of-interests method to the purchase method.

    In January 1998, the Company's Board of Directors approved the Strategic Restructuring Plan. The principal elements of the Strategic Restructuring Plan are (1) the Tender Offer and the incurrence of debt to pay a portion of the purchase price in the Tender Offer; (2) after acceptance of shares in the Tender Offer, the Distributions; and (3) the Equity Investment by Investor following acceptance of shares in the Tender Offer and the record date for the Distributions. In conjunction with the Strategic Restructuring Plan, the Company plans to undertake the 2001 Note Offer, the 2003 Note Tender and the New Borrowings. (Capitalized terms not defined herein shall have the meaning given such term in the text of the Proxy Statement.)

    As a result of the Strategic Restructuring Plan, the Company's consolidated financial statements reflect the results of those companies to be owned by the Spin-Off Companies (and thus included in the Distributions) as discontinued operations. Assuming completion of the transactions contemplated by the Strategic Restructuring Plan, the Company's continuing operations will consist of its North American Office Products Group (which includes office supply, office furniture, and coffee, beverage, and vending service businesses), its Mail Boxes Etc. subsidiary (acquired in late November 1997), its operations in New Zealand and Australia, and its 49% interest in Dudley Stationery Limited, a U.K. contract stationer ("Dudley"). The Company's North American Office Products Group operates primarily in the United States; it also includes three coffee and beverage businesses located in Canada.

    Except where specifically noted, the discussion of financial condition and results of operations that appears below covers only the Company's continuing operations, assuming completion of the transactions contemplated by the Strategic Restructuring Plan. For additional information about the results of discontinued operations, see Note 4 of the Company's Notes to Consolidated Financial Statements.

    The Company's continuing operations derived revenues primarily from the sale of a wide variety of office supplies, office furniture, and other office products (including coffee, beverage, and vending products and services) to corporate, commercial and industrial customers. Cost of revenues represents the purchase price for office supplies, office furniture and other office products and includes occupancy and delivery costs and is reduced by rebates and discounts on purchases.

    The Company's financial condition and results of operations have changed dramatically from the Company's inception in October 1994 to January 24, 1998 as a result of the Company's aggressive acquisition program. The Company completed 165 business combinations (144 related to continuing operations and 21 related to discontinued operations) from its inception through the end of fiscal 1997, 54 of which were accounted for under the pooling-of-interests method (39 related to continuing operations and 15 related to discontinued operations). During the nine months ended January 24, 1998, the Company completed an additional 60 business combinations (40 related to continuing operations and 20 related to discontinued operations). As a result of the Board's adoption of the Strategic Restructuring Plan, all 60 business combinations completed during the nine months ended January 24, 1998 are accounted for under the purchase method. Prior to the adoption of the Strategic Restructuring Plan, 22 of these 60 business combinations were accounted for under the pooling-of-interests method (12 related to continuing operations and 10 related to discontinued operations). Following adoption of the Strategic Restructuring Plan, the Company restated its historical consolidated financial statements to account for these 22 business combinations under the purchase method (including the Company's acquisition of Mail Boxes Etc.) The Company's consolidated financial statements give retroactive effect to the business combinations accounted for under the pooling-of-interests method during the fiscal year ended April 26, 1997 and include the results of companies acquired in business combinations accounted for under the purchase method from their respective acquisition dates.

    Due to the Company's growth through acquisitions, year-to-year comparisons of the historical results of the Company's operations have been affected primarily by the addition of acquired companies. In most instances, these dollar increases in the various revenues and expense components of the Company's results are due primarily to growth from acquisitions. Neither the magnitude nor the source of such year-to-year changes is necessarily indicative of changes that will occur in the future. As a result of the Strategic Restructuring Plan, the Company expects to focus more on improving and expanding existing operations, and less on acquisitions as a means of growth. In any event, the Company expects that the impact of acquisitions on the future results of the Company's continuing operations will decrease because the size of companies that it expects to be available for acquisition will be smaller than in prior periods and the Company's existing operations are larger than in prior years.

RESULTS OF OPERATIONS

    The following table sets forth various items as a percentage of revenues for the fiscal years ended April 30, 1995 and 1996 and April 26, 1997 and for the nine months ended January 25, 1997 and January 24, 1998, as well as for the fiscal year ended April 26, 1997 and for the nine months ended January 25, 1997 and January 24, 1998 on a pro forma basis reflecting the Strategic Restructuring Plan, the 2001 Note Offer, the 2003 Note Tender, the New Borrowings and the results of the companies acquired between May 1, 1996 and March 20, 1998 in business combinations accounted for under the purchase method as if such transactions had occurred on May 1, 1996.

                                                FISCAL YEAR ENDED                                 NINE MONTHS ENDED
                               ----------------------------------------------------  -------------------------------------------
                                                                        PRO FORMA                                    PRO FORMA
                                APRIL 30,    APRIL 30,    APRIL 26,     APRIL 26,     JANUARY 25,    JANUARY 24,    JANUARY 25,
                                  1995         1996         1997          1997           1997           1998           1997
                               -----------  -----------  -----------  -------------  -------------  -------------  -------------
Revenues.....................       100.0%       100.0%       100.0%        100.0%         100.0%         100.0%         100.0%
Cost of revenues.............        73.8         74.4         71.8          71.2           71.9           72.1           71.2
                                    -----        -----        -----         -----          -----          -----          -----
  Gross profit                       26.2         25.6         28.2          28.8           28.1           27.9           28.8

Selling, general and
  administrative expenses....        23.1         21.8         23.1          23.2           23.0           22.6           23.2
Amortization expense                  0.1          0.3          0.6           0.9            0.5            0.7            0.9
Non-recurring acquisition
  costs......................                      0.7          0.4           0.3            0.5                           0.3
Restructuring charges........                      0.1          0.1           0.1
                                    -----        -----        -----         -----          -----          -----          -----
  Operating income...........         3.0          2.7          4.0           4.3            4.1            4.6            4.4

Interest expense, net........         0.4          0.4          1.4           3.7            1.5            1.3            3.8
Other income (loss)..........        (0.2)        (0.1)        (0.2)         (0.3)          (0.3)          (0.3)          (0.3)
                                    -----        -----        -----         -----          -----          -----          -----
Income from continuing
  operations before provision
  for income taxes and
  extraordinary items........         2.8          2.4          2.8           0.9            2.9            3.6            0.9
Provision for income taxes...         0.4          0.6          1.3           0.7            1.2            1.7            0.7
                                    -----        -----        -----         -----          -----          -----          -----
Income from continuing
  operations before
  extraordinary items........         2.4          1.8          1.5           0.2%           1.7            1.9            0.2%
                                                                            -----                                        -----
                                                                            -----                                        -----
Discontinued operations, net
  of income taxes............         2.3          1.5          1.3                          1.4            1.3
                                    -----        -----        -----                        -----          -----
Income before extraordinary
  items......................         4.7          3.3          2.8                          3.1            3.2
Extraordinary items - losses
  on early terminations of
  credit facilities, net of
  income taxes...............                      0.1          0.1                          0.1
                                    -----        -----        -----                        -----          -----
Net income...................         4.7%         3.2%         2.7%                         3.0%           3.2%
                                                 -----        -----                        -----          -----
                                    -----        -----        -----                        -----          -----
                                    -----

                                 PRO FORMA
                                JANUARY 24,
                                   1998
                               -------------
Revenues.....................        100.0%
Cost of revenues.............         71.5
                                     -----
  Gross profit                        28.5
Selling, general and
  administrative expenses....         22.6
Amortization expense                   0.9
Non-recurring acquisition
  costs......................
Restructuring charges........
                                     -----
  Operating income...........          5.0
Interest expense, net........          3.8
Other income (loss)..........         (0.3)
                                     -----
Income from continuing
  operations before provision
  for income taxes and
  extraordinary items........          1.5
Provision for income taxes...          1.0
                                     -----
Income from continuing
  operations before
  extraordinary items........          0.5%
                                     -----
                                     -----
Discontinued operations, net
  of income taxes............
Income before extraordinary
  items......................
Extraordinary items - losses
  on early terminations of
  credit facilities, net of
  income taxes...............
Net income...................

PRO FORMA RESULTS OF OPERATIONS

    The Company's pro forma results of operations for the fiscal year ended April 26, 1997 and the nine months ended January 25, 1997 and January 24, 1998 reflect significant decreases in net income and net income per share from the amounts reported in the Company's historical consolidated financial statements. The significant decreases can be attributed primarily to (i) substantially higher amortization expenses as compared to prior periods (as a result of reclassifying 12 business combinations as purchase acquisitions (including the Company's acquisition of Mail Boxes Etc.), rather than under the pooling-of-interests method, as the Company had expected when it completed those acquisitions); (ii) substantially higher interest expense, as a result of increased borrowing that the Company expects to incur to help finance the cost of the Tender Offer; and (iii) higher effective income tax rates, due to increased non-deductible goodwill expense. The pro forma results do not purport to represent the results the Company would have obtained had the transactions which are the subject of pro forma adjustments occurred at the beginning of the applicable periods, as assumed, or of the future results of the Company.

CONSOLIDATED RESULTS OF OPERATIONS

    NINE MONTHS ENDED JANUARY 24, 1998 COMPARED TO NINE MONTHS ENDED JANUARY 25,
     1997

    Consolidated revenues increased 28.8%, from $1,498.3 million for the nine months ended January 25, 1997, to $1,930.1 million for the nine months ended January 24, 1998. This increase was primarily due to acquisitions. Revenues for the nine months ended January 24, 1998 include revenues from 111 companies acquired in business combinations accounted for under the purchase method after the beginning of fiscal 1997 (the "Fiscal 1997 and 1998 Purchased Companies"). Revenues for the nine months ended January 25, 1997 include revenues from 54 of the Fiscal 1997 and 1998 Purchased Companies for a portion of such period. This increase was partially offset by the effect on international revenues of the devaluation of the New Zealand and Australian dollars versus the USD. Because revenues generated in New Zealand and Australia contributed approximately one-third of the Company's consolidated revenues during the nine months ended January 24, 1998, management estimates that currency devaluation had the effect of reducing the Company's reported consolidated revenues (in U.S. dollar terms) by approximately 3.8%.

    International revenues increased 36.5%, from $488.8 million, or 32.6% of consolidated revenues, for the nine months ended January 25, 1997, to $667.4 million, or 34.6% of consolidated revenues, for the nine months ended January 24, 1998. The increase in international revenues was primarily due to the inclusion, in the revenues for the nine months ended January 24, 1998, of revenues from 31 companies that were acquired in business combinations accounted for under the purchase method after the beginning of fiscal 1997, the most significant of which was Whitcoulls Group Limited, which the Company's wholly-owned subsidiary Blue Star Group Limited acquired in July 1996. Revenues from 14 of such companies were included in international revenues for a portion of the nine months ended January 25, 1997. The growth in international revenues was partially reduced by a decline in the exchange rates of the New Zealand and Australian dollars against the USD. The following table details the declines in the average exchange rates of the New Zealand and Australian dollars versus the USD for the nine months ended January 24, 1998 and January 25, 1997:

                                                                                  AVERAGE EXCHANGE RATES FOR
                                                                                    THE NINE MONTHS ENDED
                                                                                 ----------------------------
                                                                                  JANUARY 24,    JANUARY 25,
                                                                                     1998           1997         DECLINE
                                                                                 -------------  -------------  -----------
New Zealand dollar.............................................................    $     .64      $     .70     $    (.06)
Australian dollar..............................................................    $     .72      $     .79     $    (.07)

    International revenues in New Zealand and Australia, calculated in their local currencies, increased 49.4% for the nine months ended January 24, 1998, as compared to the nine months ended January 25, 1997. This increase was due primarily to the inclusion, in the revenues for the nine months ended January 24, 1998, of revenues from the acquired companies discussed above.

    Gross profit increased 28.1%, from $420.9 million for the nine months ended January 25, 1997, to $539.3 million for the nine months ended January 24, 1998. Gross profit as a percentage of revenues decreased from 28.1% for the nine months ended January 25, 1997 to 27.9% for the nine months ended January 24, 1998. The slight decrease in gross profit as a percentage of revenues was due primarily to a shift in revenue mix, primarily as a result of acquisitions, to revenues from traditionally lower margin products and services, partially offset by improved purchasing and rebate programs negotiated with vendors. The Company expects to continue to negotiate favorable purchasing and rebate programs with vendors. However, the Company does not believe that it will be able to continue to improve these programs at the same rates as in the past, as significant progress has already been made with vendors.

    Selling, general and administrative expenses increased 26.6%, from $344.5 million for the nine months ended January 25, 1997, to $436.0 million for the nine months ended January 24, 1998 primarily due to the inclusion of the results of the Fiscal 1997 and 1998 Purchased Companies. Selling, general and administrative expenses as a percentage of revenues decreased from 23.0% for the nine months ended January 25, 1997 to 22.6% for the nine months ended January 24, 1998. The decrease in selling, general and administrative expenses as a percentage of revenues was due to several factors, including (i) a shift in revenue mix, primarily as a result of acquisitions, to revenues from products and services traditionally having lower selling, general and administrative expenses; (ii) reductions in selling, general and administrative expenses by the Company through the consolidation of certain redundant facilities and job functions; and (iii) reductions in the costs of many general and administrative expenses incurred by the Company through the negotiation of national or other large-scale contracts with the providers of certain services affecting these general and administrative expenses.

    Amortization expense increased 71.3%, from $8.1 million for the nine months ended January 25, 1997, to $13.8 million for the nine months ended January 24, 1998. This increase is due exclusively to the increase in the number of purchase acquisitions, including the 12 acquisitions that were originally planned to be accounted for under the pooling-of-interests method but were restated as purchase acquisitions as a result of the Strategic Restructuring Plan, included in the results for the nine months ended January 24, 1998 versus the nine months ended January 25, 1997.

    The Company incurred non-recurring acquisition costs of approximately $7.3 million during the nine months ended January 25, 1997, in conjunction with business combinations that were accounted for under the pooling-of-interests method. These non-recurring acquisition costs included accounting, legal and investment banking fees, real estate and environmental assessments and appraisals, various regulatory fees and recognition of transaction related obligations. Generally accepted accounting principles require the Company to expense all acquisition costs (both those paid by the Company and those paid by the sellers of the acquired companies) related to business combinations accounted for under the pooling-of-interests method. In accordance with generally accepted accounting principles, the Company will be unable to utilize the pooling-of-interests method to account for acquisitions for a period of up to 6-9 months following the completion of the Strategic Restructuring Plan. During this period, the Company will not reflect any non-recurring acquisition costs in its results of operations, as all costs incurred of this nature would be related to acquisitions accounted for under the purchase method and would, therefore, be capitalized as a portion of the purchase consideration.

    Consistent with the objectives of the Strategic Restructuring Plan and as part of the Company's increased focus on operational matters, the Company expects to undertake cost reduction measures including the elimination of duplicative facilities, the consolidation of certain operating functions, and the deployment of common information systems. The implementation of the cost reduction measures may involve the incurrence by the Company of certain restructuring costs. However, at the present time, no formal plans to implement any restructuring have been developed. Once developed, any such plans will necessarily require review by the Company's senior management and the implementation of such plans would not be initiated prior to the receipt of proper authorization of the Company's Board of Directors. Based on the additional time and resources expected to be involved in the development, review and approval of any such restructuring plans, the Company cannot presently predict if a restructuring charge will be incurred and, if incurred, the timing or overall magnitude of such a charge.

    Interest expense, net of interest income, increased 20.9% from $21.5 million for the nine months ended January 25, 1997, to $26.0 million for the nine months ended January 24, 1998. This was due primarily to a reduction in interest income during the nine months ended January 24, 1998. The Company earned interest income on the proceeds from the issuance of an aggregate of $230.0 million of convertible subordinated notes in May and June of 1996 (the first quarter of fiscal 1997). These proceeds were subsequently used to fund a portion of the cash consideration used in business combinations. Interest expense has remained relatively consistent, as steadily increasing borrowings and a declining cash position have been offset by the repayment of debt from the proceeds of a stock offering in January 1997 and declining interest rates.

    Other income increased 56.4%, from $4.1 million for the nine months ended January 25, 1997, to $6.4 million for the nine months ended January 24, 1998. Other income for the nine months ended January 24, 1998 of $6.4 million consisted primarily of a $4.7 million marketing fee, a gain on the sale of an investment and the Company's 49% share of the net income of the Company's 49% equity investment in Dudley. The Company acquired its 49% interest in Dudley in November 1996. Other income for the nine months ended January 25, 1997 of $4.1 million consisted primarily of a foreign currency gain of $3.4 million. Although management is pursuing additional opportunities to generate other income from arrangements with third parties that desire access to the Company's distribution network and customer base, management can not predict whether or when such opportunities will be realized, or what amount of other income might be available to the Company.

    YEAR ENDED APRIL 26, 1997 COMPARED TO THE YEAR ENDED APRIL 30, 1996

    Consolidated revenues increased 99.3%, from $1,061.5 million in fiscal 1996, to $2,116.0 million in fiscal 1997. This increase was primarily due to the inclusion in fiscal 1997 revenues of revenues from the 91 companies related to continuing operations that were acquired in business combinations accounted for under the purchase method during fiscal 1997 (the "Fiscal 1997 Purchased Companies") from their respective dates of acquisition and revenues from the 31 companies related to continuing operations that were acquired in business combinations accounted for under the purchase method during fiscal 1996 (the "Fiscal 1996 Purchased Companies") for the entire year. Revenues in fiscal 1996 include revenues from the Fiscal 1996 Purchased Companies from their respective dates of acquisition.

    International revenues increased from $84.8 million, or 8.0% of consolidated revenues, in fiscal 1996, to $708.4 million, or 33.5% of consolidated revenues in fiscal 1997. International revenues consisted primarily of revenues from New Zealand and Australia, with the balance from Canada. The increase in international revenues was primarily due to the inclusion, in the revenues for fiscal 1997, of revenues from 15 companies that were acquired in business combinations accounted for under the purchase method during fiscal 1997. Fiscal 1996 international revenues include the results of two companies for the entire year and the results of two companies acquired in fiscal 1996 in business combinations accounted for under the purchase method.

    Gross profit increased 119.7%, from $272.1 million, or 25.6% of revenues, in fiscal 1996, to $597.7 million, or 28.2% of revenues, in fiscal 1997. The increase in gross profit as a percentage of revenues was due primarily to a shift in revenue mix resulting in a higher proportion of revenues in traditionally higher margin products and services, primarily as a result of the increase in products sold in New Zealand and Australia and as a result of improved purchasing and rebate programs negotiated with vendors. The Company expects to continue to negotiate favorable purchasing and rebate programs with vendors. However, the Company does not believe that it will be able to continue to improve these programs at the same rates as in the past, as significant progress has already been made with vendors.

    Selling, general and administrative expenses increased 110.8%, from $231.6 million, or 21.8% of revenues, in fiscal 1996, to $488.2 million, or 23.1% of revenues, in fiscal 1997. The increase in selling, general and administrative expenses as a percentage of revenues was due primarily to a shift in revenue mix resulting in a higher proportion of revenues from products and services with traditionally higher selling, general and administrative expenses, such as products sold in New Zealand and Australia.

    The Company has historically utilized grants of employee stock options as a method of incentivizing employees by increasing their ownership interests in the Company, which also has the effect of more closely aligning their interests with the interests of stockholders of the Company. As a result, if the Company had recorded compensation expense based upon the fair market value of the stock options on the dates of grant under the methodology prescribed by SFAS 123, the Company's income from continuing operations for the fiscal year ended April 26, 1997 would have been reduced by approximately $12.6 million or 39.6%. The Company believes that the adjustments to the employee stock options as a result of the Strategic Restructuring Plan will result in a significant increase in the number of stock options outstanding which may limit the number of stock options available for grant to employees in the future. The Company believes that it offers its employees market competitive compensation packages and does not expect that a reduction in the number of stock options available to employees in the future will have a material impact on the Company's ability to retain and attract qualified employees.

    Amortization expense increased from $2.7 million in fiscal 1996 to $12.4 million in fiscal 1997. This increase is due exclusively to the increase in the number of purchase acquisitions included in the results for fiscal 1997 versus fiscal 1996.

    The Company incurred non-recurring acquisition costs of $8.1 million and $8.0 million during fiscal 1996 and 1997, respectively, in conjunction with business combinations accounted for under the pooling-of-interests method. The non-recurring acquisition costs reflect the completion of 14 and 25 business combinations accounted for under the pooling-of-interests method during fiscal 1996 and fiscal 1997, respectively. The non-recurring acquisition costs in fiscal 1996 included a charge of approximately $4.7 million related to one business combination which included the payment of significant transaction-related compensation obligations.

    The Company also incurred restructuring costs of approximately $682,000 and $4.2 million during fiscal 1996 and 1997, respectively. These costs represent the external costs and liabilities to close redundant Company facilities, severance costs related to the Company's employees and other costs associated with the Company's restructuring plans. The Company expects to incur similar costs in the future as the Company continues to review its operations. On a regional level, the Company is implementing regional consolidation and integration plans for its office supply, office coffee and beverage services and office furniture divisions through which the Company has established and expects to continue to establish district fulfillment centers ("DFCs"). The DFCs are intended to enable certain operational activities, such as inventory management, purchasing, accounting and human resources, to be shared among hubs and spokes located within the same geographic area. This regional approach is intended to permit the elimination of duplicative facilities and costs and promote integration of the operations within each region.

    Interest expense, net of interest income, increased 531.0%, from $4.6 million in fiscal 1996, to $29.2 million in fiscal 1997. This increase was due primarily to the increase in the Company's borrowings through the issuance of an aggregate of $373.75 million of 5 1/2% Convertible Subordinated Notes (the "Notes") during the fourth quarter of fiscal 1996 and the first quarter of fiscal 1997 and an increase in the outstanding balance under the Company's credit facility. The proceeds from the issuance of the Notes and the additional borrowings under the credit facility were used primarily to fund the cash portion of the consideration in certain business combinations accounted for under the purchase method and to refinance indebtedness assumed in business combinations.

    Other income increased 518.9%, from $684,000 in fiscal 1996, to $4.2 million in fiscal 1997. Fiscal 1997 other income consists primarily of foreign currency gains and equity in the net income of the Company's 49% investment in Dudley, the largest independent office products dealer in the United Kingdom. The Company anticipates that the income from its equity investment will increase as the fiscal 1997 amount represented earnings from November 14, 1996, the date of the Company's investment, through April 26, 1997.

    Provision for income taxes increased from $6.0 million in fiscal 1996 to $27.9 million in fiscal 1997, reflecting effective income tax rates of 24.0% and 46.7%, respectively. The low effective income tax rate in fiscal 1996, compared to the federal statutory rate of 35.0%, was primarily due to the fact that several of the companies included in the results for such year, which were acquired in business combinations accounted for under the pooling-of-interests method, were not subject to federal income taxes on a corporate level as they had elected to be treated as subchapter S corporations prior to being acquired by the Company. In fiscal 1997, this effect was offset by the increase in nondeductible expenses, including amortization of goodwill and non-recurring acquisition costs.

    Income from discontinued operations increased 69.9% from $15.8 million in fiscal 1996 to $26.8 million in fiscal 1997. See Note 4 of the Company's Notes to Consolidated Financial Statements.

    During fiscal 1997, the Company incurred extraordinary items totaling $1.5 million, which represent the aggregate expenses, net of the expected tax benefit, associated with the early termination of the Company's $50 million credit facility with First Bank National Association and the early termination of credit facilities at two companies acquired in transactions accounted for under the pooling-of-interests method during fiscal 1997.

    YEAR ENDED APRIL 30, 1996 COMPARED TO THE YEAR ENDED APRIL 30, 1995

    Consolidated revenues increased 61.2%, from $658.5 million in fiscal 1995, to $1,061.5 million in fiscal 1996. This increase was primarily due to the inclusion in the revenues for fiscal 1996 of revenues from the Fiscal 1996 Purchased Companies from their respective dates of acquisition and revenues from five companies that were acquired in business combinations accounted for under the purchase method during fiscal 1995 (the "Fiscal 1995 Purchased Companies") for the entire year. Revenues in fiscal 1995 include revenues from the Fiscal 1995 Purchased Companies from their respective dates of acquisition.

    International revenues increased from $35.7 million, or 5.4% of consolidated revenues, in fiscal 1995, to $84.8 million, or 8.0% of consolidated revenues, in fiscal 1996. This increase was primarily due to the inclusion in the revenues for fiscal 1996 of revenues from two companies for the entire year and two companies that were acquired in business combinations accounted for under the purchase method during fiscal 1996.

    Gross profit increased 57.7%, from $172.5 million, or 26.2% of revenues, in fiscal 1995, to $272.1 million, or 25.6% of revenues, in fiscal 1996. The decrease in gross profit as a percentage of revenues was due primarily to a shift in revenue mix, primarily resulting from acquisitions, to revenues in traditionally lower gross margin products and services.

    Selling, general and administrative expenses increased 52.2%, from $152.2 million, or 23.1% of revenues, in fiscal 1995, to $231.6 million, or 21.8% of revenues, in fiscal 1996. The decrease in selling, general and administrative expenses as a percentage of revenues was due primarily to a shift in revenue mix, primarily resulting from acquisitions, to revenues in products and services traditionally lower in selling, general and administrative expenses.

    Amortization expense increased 238.5%, from $801,000 in fiscal 1995 to $2.7 million in fiscal 1996. This increase is due exclusively to the increase in the number of purchase acquisitions included in the results for fiscal 1996 versus fiscal 1995.

    The Company incurred non-recurring acquisition costs of approximately $8.1 million in fiscal 1996, in conjunction with 14 business combinations accounted for under the pooling-of-interests method. The non-recurring acquisition costs in fiscal 1996 included a charge of approximately $4.7 million related to one business combination which included the payment of significant transaction-related compensation obligations. During fiscal 1996, the Company also recorded restructuring charges of $682,000 related to the discontinuation of the printing division at one subsidiary.

    Interest expense, net of interest income, increased 69.7% from $2.7 million, in fiscal 1995, to $4.6 million in fiscal 1996. This increase was due primarily to the increase in the Company's borrowings through the issuance of $143.75 million of Notes during the fourth quarter of fiscal 1996 and an increase in the outstanding balance on the Company's credit facility. The proceeds from the issuance of the Notes and the additional borrowings from the credit facility were used to fund the cash portion of the consideration in business combinations and to refinance indebtedness assumed in such business combinations.

    Provision for income taxes increased from $2.8 million in fiscal 1995 to $6.0 million in fiscal 1996 reflecting effective income tax rates of 15.3% and 24.0%, respectively. The low effective income tax rates in fiscal 1995 and 1996, compared to the federal statutory rate of 35.0%, are primarily due to the fact that several companies included in the results for fiscal 1995 and 1996, which were acquired in business combinations accounted for under the pooling-of-interests method, were not subject to federal income taxes on a corporate level as they had elected to be treated as subchapter S corporations prior to being acquired by the Company.

    Income from discontinued operations increased from $15.7 million in fiscal 1995 to $15.8 million in fiscal 1996.

    During fiscal 1996, the Company incurred an extraordinary item of $701,000, which represented the aggregate expenses, net of the expected tax benefit, associated with the early termination of a credit facility at a company acquired in a business combination accounted for under the pooling-of-interests method.

    Basic and diluted income from continuing operations per share decreased $.06 from fiscal 1995 to fiscal 1996. These decreases are primarily the result of the fact that U.S. Office Products began operations in February 1995 and the majority of the results included prior to that date represented the results of companies acquired in business combinations accounted for under the pooling-of-interests method, many of which were subchapter S corporations. This resulted in an effective income tax rate of 15.3% in fiscal 1995 versus 24.0% in fiscal 1996. In addition, the Company incurred $8.1 million in non-recurring acquisition costs and $682,000 in restructuring costs during fiscal 1996 compared to no such costs in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

    On a pro forma as adjusted basis, at January 24, 1998, the Company had working capital of $396.6 million, long-term debt of $1,155.5 million and capitalization of $1.7 billion. Such pro forma amounts give effect to the Strategic Restructuring Plan, the 2001 Note Offer, the 2003 Note Tender and the New Borrowings to be undertaken in conjunction with the Strategic Restructing Plan and purchase acquisitions completed subsequent to January 24, 1998, and through March 20, 1998, as if such transactions had occurred on January 24, 1998.

    The Company anticipates that after the Strategic Restructuring Plan is completed, its cash on hand, cash flow from operations and borrowings available from its expected refinancing of its existing bank credit facility will be sufficient to meet its liquidity requirements for its operations and capital expenditures and for its additional debt service obligations for the remainder of the calendar year. The Company does not currently anticipate that any possible restructuring costs related to the Company's planned cost reduction measures, coupled with the effects of such cost reduction measures, would have a significant adverse effect on the Company's financial position, liquidity or cash flows. The Company anticipates capital expenditures of approximately $40.0 million in both fiscal 1999 and fiscal 2000.

    The existing credit facility provides the Company with a $500 million line of credit, bearing interest, at the Company's option, at the bank's base rate plus an applicable margin of up to 1.25%, or a eurodollar rate plus an applicable margin of up to 2.5%. At March 20, 1998, the Company had approximately $362.0 million outstanding under the Credit Facility, at an annual interest rate of approximately 6.5%, and $138.0 million available under the Credit Facility for acquisition and working capital purposes. Because certain elements of the Strategic Restructuring Plan would violate covenants in the Credit Facility, that facility will either have to be modified with the lenders' consent or refinanced. The Company currently expects to finance the aggregate cost of purchasing shares in the Tender Offer with the proceeds of the Equity Investment, additional senior secured bank debt, and the net proceeds from the issuance of subordinated debt securities. In connection with the completion of the Strategic Restructuring Plan, the Company expects to incur approximately $500 million of additional indebtedness. The Company also expects to incur significant transaction (including financing) costs and expenses.

    U.S. Office Products has agreed to and accepted a commitment letter from The Chase Manhattan Bank, Bankers Trust Company, and Merrill Lynch Capital Corporation, as agents, and Chase Securities Inc., BT Alex. Brown Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as co-arrangers, for a new bank loan facility that will provide for an aggregate principal amount of $1,225.0 million, consisting of (i) seven-year term loan facilities totaling up to $300.0 million, (ii) an eight-year term loan in the principal amount of $675.0 million, and (iii) a revolving credit facility in the principal amount of $250.0 million. U.S. Office Products and the banks may agree to alter the allocated principal amount of two or more of the loan facilities before signing definitive documents depending on market conditions. The loan facilities will be guaranteed by U.S. Office Products' material domestic subsidiaries and secured by substantially all of the assets of U.S. Office Products and its material domestic subsidiaries. U.S. Office Products will be required to enter into arrangements to insure that the effective interest rate paid by U.S. Office Products on at least 50% of its outstanding bank and subordinated debt will not go above a certain rate. The loan documents will likely include financial and other covenants. These will include, among others, restrictions on U.S. Office Products' ability to incur additional indebtedness, sell assets, pay dividends or engage in certain other transactions, and requirements that U.S. Office Products maintain certain financial ratios, and other provisions customary for loans to highly leveraged companies, including representations by U.S. Office Products, conditions to funding, cost and yield protections, restricted payment provisions, transfer provisions, amendment provisions and indemnification provisions. The loan facilities will be subject to mandatory prepayment in a variety of circumstances, including upon certain asset sales and financing transactions. The commitment will terminate unless definitive loan documents are entered into, and the Strategic Restructuring Plan and Financing Transactions are completed, by June 30, 1998. As a result of the Company's increased indebtedness, a portion of the cash flows from the Company's international operations, will be required to service debt and interest payments. The Company expects that it will incur additional costs with respect to accessing cash flows from international operations including such items as New Zealand and Australian withholding and other taxes and foreign currency hedging costs. In addition, the results of operations could be further impacted by fluctuations in the New Zealand and Australian exchange rates as a result of the structure of certain financing alternatives being evaluated by the Company. The Company also expects to issue $400.0 million principal amount senior subordinated notes in a private placement but has not received any commitment with respect to such issuance.

    The Company expects that the indenture governing the senior subordinated notes will also place restrictions on the Company's ability to incur indebtedness, to make certain payments, investments, loans and guarantees and to sell or otherwise dispose of a substantial portion of its assets to, or merge or consolidate with, another entity.

    On a historical basis, the Company's working capital was $286.0 million at April 26, 1997 and $134.0 million at January 24, 1998. Long-term debt was $380.2 million and $381.8 million at April 26, 1997 and January 24, 1998, respectively. The decline in working capital was due primarily to an increase in the Company's borrowings under its Credit Facility from $140.1 million at April 26, 1997 to $330.0 million at January 24, 1998. The increase in the borrowings under the Credit Facility was primarily to fund the purchase price of acquisitions and to repay higher-cost debt assumed in acquisitions. Long-term debt increased during the fiscal year ended April 26, 1997 as a result of the sales, in an offshore offering and in a concurrent private placement in the United States, of the 2003 Notes in the principal amount of $230.0 million. The net proceeds were used for working capital and acquisition purposes. In addition, the Company completed the public sale, at a gross price of $22.00 per share, of approximately 13.0 million shares of common stock. The net proceeds to the Company were approximately $275.7 million and were used to repay a portion of the balance outstanding under the Company's Credit Facility.

    During the nine months ended January 24, 1998, the New Zealand and Australian dollars weakened against the USD. The New Zealand exchange rate declined from $0.69 USD at April 27, 1997 to $0.58 USD at January 24, 1998. The Australian exchange rate declined from $0.78 USD at April 27, 1997 to $0.66 USD at January 24, 1998. This resulted in a reduction in stockholders' equity, through a cumulative translation adjustment, of approximately $105.5 million, reflecting the impact of the declining exchange rate on the Company's investments in its New Zealand and Australian subsidiaries. In addition, the devaluation has adversely affected the return on the Company's investment in its New Zealand and Australian operations. If the exchange rates stabilize at current rates or continue to decline, the Company's return on assets and equity from its New Zealand and Australian operations will continue to be depressed.

    Subsequent to April 26, 1997 and through March 20, 1998, the Company completed 67 business combinations (45 related to continuing operations and 22 related to discontinued operations) for an aggregate purchase price of $774.7 million, consisting of approximately $190.8 million of cash and 27.8 million shares of the Company's common stock with an aggregate market value on the dates of acquisition of approximately $583.9 million.

    During the nine months ended January 24, 1998, net cash provided by operating activities was $34.9 million. Net cash used in investing activities was $97.6 million, including $33.6 million used for acquisitions, $28.2 million used for additions to property and equipment and $40.8 million paid to Dudley to satisfy the remaining commitment related to the Company's 49% equity investment in Dudley. Net borrowings increased $62.6 million during the nine months ended January 24, 1998, primarily to fund the purchase prices of acquisitions, to repay higher-cost debt assumed in acquisitions and to fund the remaining equity investment in Dudley. Discontinued operations used $3.8 million of cash during the nine months ended January 24, 1998.

    During the nine months ended January 25, 1997, net cash used in operating activities was $9.2 million which resulted primarily from a decrease in accounts payable due to the Company's aggressive policy of taking negotiated cash discounts. Net cash used in investing activities was $390.5 million, including $323.8 million used for acquisitions, $15.9 million used for additions to property and equipment and $41.3 million paid to Dudley as the initial payment related to the Company's 49% equity investment in Dudley. Net borrowings increased $244.7 million during the nine months ended January 25, 1997, primarily to fund the purchase prices of acquisitions, to repay higher-cost debt assumed in acquisitions and to fund the initial equity investment in Dudley. The Company also received $41.9 million in cash as a result of the sale of common stock during the period. Discontinued operations used $3.2 million of cash during the nine months ended January 25, 1997.

    During fiscal 1997, net cash provided by operating activities was $15.8 million. Net cash provided by operating activities was impacted by the Company's aggressive cash payment policies related to bringing current the accounts payable balances at all acquired companies and earning all available cash discounts offered by vendors for paying balances on reduced payment terms. Net cash used in investing activities was $424.0 million, including $345.3 million for acquisitions, $34.0 million for additions to property and equipment and $41.3 million to make an equity investment in Dudley. Net cash provided by financing activities was $277.4 million. The Company received net proceeds from the sale of shares of its common stock of $318.9 million and approximately $225.4 million from the issuance of the Notes. These net proceeds were used primarily to fund acquisitions and repay higher interest rate debt assumed in acquisitions. Net cash used in discontinued operations was $8.2 million.

    During fiscal 1996, net cash provided by operating activities was $19.2 million. Net cash used in investing activities was $120.1 million, including $89.2 million used for acquisitions and $17.9 million used for additions to property and equipment. Net cash provided by financing activities was $257.8 million. The Company received net proceeds from the sale of shares of its common stock of $180.2 million and net proceeds from the issuance of the Notes of approximately $139.0 million. These net proceeds were used primarily to fund acquisitions, including the repayment of higher interest rate debt assumed in business combinations. Net cash provided by discontinud operations was $1.7 million.

    During fiscal 1995, net cash provided by operating activities was $7.7 million. Net cash used in investing activities was $26.2 million, including $16.0 million used for acquisitions and $11.0 million used for additions to property and equipment. Net cash provided by financing activities was $22.3 million, representing net proceeds from the initial public offering, partially offset by the payment of $11.3 million to the stockholders of four of the companies acquired simultaneously with the completion of the Company's initial public offering and the payment of dividends to certain of the companies acquired in business combinations accounted for under the pooling-of-interests method of $7.7 million. Net cash provided by discontinued operations was $3.5 million.

FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS

    The Company's business is subject to seasonal influences. The Company's historical revenues and profitability in its core office products business have been lower in the first two quarters of its fiscal year, primarily due to the lower level of business activity in North America during the summer months. The seasonality of the core office products business, however, is expected to be impacted by the seasonality of the Company's other operations, which have expanded through acquisitions. For example, the revenues and profitability of the Company's operations in New Zealand and Australia have generally been higher in the Company's third quarter. As the Company's mix of businesses evolves through future acquisitions, these seasonal fluctuations may continue to change. Therefore, results for any quarter are not necessarily indicative of the results that the Company may achieve for any subsequent fiscal quarter or for a full fiscal year.

    Quarterly results also may be materially affected by the timing of acquisitions, the timing and magnitude of costs related to such acquisitions, variations in the prices paid by the Company for the products it sells, the mix of products sold, general economic conditions and the retroactive restatement in accordance with generally accepted accounting principles of the Company's consolidated financial statements for acquisitions accounted for under the pooling-of-interests method. Moreover, the operating margins of companies acquired by the Company may differ substantially from those of the Company, which could contribute to the further fluctuation in its quarterly operating results. Therefore, results for any quarter are not necessarily indicative of the results that the Company may achieve for any subsequent fiscal quarter or for a full fiscal year.

    The following tables set forth certain unaudited consolidated quarterly financial data for the fiscal years ended April 30, 1996 and April 26, 1997 and the fiscal year ending April 25, 1998 (in thousands, except for per share amounts). The information has been derived from unaudited consolidated financial statements that in the opinion of management reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of such quarterly information.

                                                                   FISCAL 1996 QUARTERS (UNAUDITED)
                                                     ------------------------------------------------------------
                                                       FIRST       SECOND      THIRD       FOURTH       TOTAL
                                                     ----------  ----------  ----------  ----------  ------------
Revenues...........................................  $  205,940  $  246,956  $  268,645  $  339,987  $  1,061,528
Gross profit.......................................      50,976      60,487      66,742      93,887       272,092
Operating income...................................       1,484       6,666       8,115      12,808        29,073
Income from continuing operations before
  extraordinary items..............................       1,460       4,629       5,789       7,221        19,099
Income (loss) from discontinued operations.........       3,387       5,550       7,727        (886)       15,778
Net income.........................................       4,847      10,179      13,516       5,634        34,176

Per share amounts:
  Basic:
    Income from continuing operations before
      extraordinary items..........................        0.02        0.07        0.09        0.09          0.28
    Income (loss) from discontinued operations.....        0.06        0.08        0.11       (0.01)         0.24
    Net income.....................................        0.08        0.15        0.20        0.07          0.51
  Diluted:
    Income from continuing operations before
      extraordinary items..........................        0.02        0.07        0.09        0.09          0.28
    Income (loss) from discontinued operations.....        0.06        0.08        0.11       (0.01)         0.23
    Net income.....................................        0.08        0.15        0.20        0.07          0.50

                                                                   FISCAL 1997 QUARTERS (UNAUDITED)
                                                     ------------------------------------------------------------
                                                       FIRST       SECOND      THIRD       FOURTH       TOTAL
                                                     ----------  ----------  ----------  ----------  ------------
Revenues...........................................  $  364,195  $  537,334  $  596,791  $  617,634  $  2,115,954
Gross profit.......................................      98,299     153,284     169,329     176,755       597,667
Operating income...................................      12,909      22,473      25,668      23,784        84,834
Income from continuing operations before
  extraordinary items..............................       6,855       9,771       8,767       6,545        31,938
Income from discontinued operations................       9,475       8,933       2,003       6,389        26,800
Net income.........................................      16,330      18,092      10,770      12,096        57,288

Per share amounts:
  Basic:
    Income from continuing operations before
      extraordinary items..........................        0.08        0.11        0.10        0.06          0.35
    Income from discontinued operations............        0.12        0.10        0.02        0.06          0.31
    Net income.....................................        0.20        0.21        0.12        0.12          0.64
  Diluted:
    Income from continuing operations before
      extraordinary items..........................        0.08        0.11        0.10        0.06          0.35
    Income from discontinued operations............        0.12        0.10        0.02        0.06          0.29
    Net income.....................................        0.20        0.20        0.12        0.12          0.62

                                                                   FISCAL 1998 QUARTERS (UNAUDITED)
                                                     ------------------------------------------------------------
                                                       FIRST       SECOND      THIRD       FOURTH       TOTAL
                                                     ----------  ----------  ----------  ----------  ------------
Revenues...........................................  $  614,814  $  649,340  $  665,959              $  1,930,113
Gross profit.......................................     170,782     179,256     189,220                   539,258
Operating income...................................      23,802      28,300      37,289                    89,391
Income from continuing operations before
  extraordinary items..............................       9,035      12,770      15,431                    37,236
Income from discontinued operations................      10,951      11,428       3,085                    25,464
Net income.........................................      19,986      24,198      18,516                    62,700

Per share amounts:
  Basic:
    Income from continuing operations before
      extraordinary items..........................        0.09        0.12        0.12                      0.32
    Income from discontinued operations............        0.10        0.10        0.03                      0.23
    Net income.....................................        0.19        0.22        0.15                      0.55
  Diluted:
    Income from continuing operations before
      extraordinary items..........................        0.08        0.11        0.12                      0.32
    Income from discontinued operations............        0.10        0.10        0.02                      0.22
    Net income.....................................        0.18        0.21        0.14                      0.54

INFLATION

    The Company does not believe that inflation has had a material impact on its results of operations during fiscal 1995, 1996 or 1997 or during the nine months ended January 24, 1998.

NEW ACCOUNTING PRONOUNCEMENTS

    EARNINGS PER SHARE. In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997; earlier application is not permitted. SFAS No. 128 requires restatement of all prior period EPS data presented. The Company has adopted SFAS No. 128 during the nine months ended January 24, 1998 and has restated all prior period EPS data.

    REPORTING COMPREHENSIVE INCOME. In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company intends to adopt SFAS No. 130 in the fiscal year ending April 24, 1999.

FACTORS AFFECTING THE COMPANY'S BUSINESS

    A number of factors, including those discussed below, may affect the Company's future operating results. Where indicated, the following discussion addresses factors that management believes will be applicable to the Company's business upon completion of the Strategic Restructuring Plan.

    Historically, U.S. Office Products has grown substantially through acquisitions. U.S. Office Products' aggressive acquisition program has produced a significant increase in sales, employees, facilities and distribution systems. While the Company's decentralized management strategy, together with operating efficiencies resulting from the elimination of duplicative functions and economies of scale, may present opportunities to reduce costs, such strategies may initially require additional costs and expenditures to expand operational and financial systems and corporate management administration. Because of the various costs and possible cost-savings strategies, historical operating results may not be indicative of future performance. There also can be no assurance that the pace of the Company's acquisitions will not adversely affect efforts to implement cost-savings and integration strategies and to manage operations and acquisitions profitably. Additionally, attempts to achieve economies of scale through cost cutting and lay-offs of existing personnel may, at least in the short term, have an adverse impact upon U.S. Office Products. Delays in implementing planned integration and consolidation strategies, or the failure of such strategies to achieve anticipated cost savings, also could adversely affect the Company's results. In addition, there can be no assurance that U.S. Office Products' management and financial controls, personnel, computer systems and other corporate support systems will be adequate to manage the continuing increase in the size and scope of the Company's operations and acquisition activity.

    U.S. Office Products intends to pursue future acquisition opportunities; however, no assurance can be given that U.S. Office Products will identify, finance and complete additional suitable acquisitions on acceptable terms, or that future acquisitions, if completed, will be successful. U.S. Office Products will likely incur additional debt to finance any additional acquisitions. In addition, acquired companies may not achieve future sales and profitability levels that justify the prices that U.S. Office Products paid to acquire them. Acquisitions also may involve a number of special risks that could have a material adverse effect on future operations and financial performance, including diversion of management's attention; unanticipated declines in revenues or profitability following acquisitions; difficulties with the retention, hiring and training of key personnel; risks associated with unanticipated business problems or legal liabilities; and the amortization of acquired intangible assets, such as goodwill. Tax considerations may also restrict the amount of stock that U.S. Office Products can use for acquisitions. See "Effect of the Proposed Sale of Equity Securities and the Strategic Restructuring Plan--We may be Unable to Issue Additional Stock in Some Circumstances."

    As a result of the Tender Offer and the Distributions, U.S. Office Products will be precluded from completing business combinations under the pooling-of-interests accounting method for a period up to 6-9 months. Any business combinations that U.S. Office Products completes during this period will have to be accounted for under the purchase method. Under the purchase method of accounting, U.S. Office Products will have to record goodwill for each such acquisition, in an amount equal to any excess of the purchase price paid for the acquired company over the fair market value of the acquired company's net assets. Under the pooling-of-interests method, no goodwill is recorded in connection with the acquisition of a pooled company, and there is no corresponding expense associated with the amortization of such goodwill.

    Approximately $917.0 million, or 45.7% of the Company's pro forma total assets as of January 24, 1998, represents intangible assets, the substantial majority of which is goodwill. This amount will increase to the extent that U.S. Office Products acquires additional companies under the purchase method of accounting. The Company amortizes goodwill on a straight-line method over a period of up to 40 years. The amount amortized in a particular fiscal period is a non-cash expense that reduces the Company's net income. As a result of the accounting for the acquisition of Mail Boxes Etc. ("MBE") under the purchase method (rather than the pooling-of-interests method that had been intended at the time of the acquisition), the Company's amortization charge will increase by approximately $6.5 million annually. The substantial majority of goodwill also is not a deductible expense for U.S. federal income tax purposes. The Company expects that its effective tax rate will be higher than the federal statutory rate, because its net earnings will be reduced by a significant amount of non-deductible goodwill charges.

    The Company is currently reviewing the year 2000 compliance of software that it uses in its business. The Company's Trinity system, which it is currently installing throughout its North American Office Products Group operations as the core operations system, is year 2000 compliant. However, the Company's operating subsidiaries are, in some cases, using billing or other software that is not year 2000 compliant. Based upon information that the Company has collected from its operating subsidiaries, it expects to be able to achieve year 2000 compliance in 1999 and does not expect that the cost of making necessary adaptations will be material to the Company. If the Company cannot make the necessary adaptations on a timely basis, or if the costs are greater than expected, the Company's business could be adversely affected.

    Management intends to continue to focus significant attention and resources on international operations and expects foreign sales to continue to represent a significant portion of U.S. Office Products' total sales. The factors described in this section that apply to U.S. Office Products' domestic operations also may affect U.S. Office Products' foreign operations. In addition, U.S. Office Products' foreign operations are subject to a number of other risks, including currency exchange rates; new and different legal and regulatory requirements in local jurisdictions; tariffs and trade barriers; potential difficulties in staffing and managing local operations; credit risk of local customers and distributors; potential difficulties in protecting intellectual property, potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; and local economic, political and social conditions, including the possibility of hyper-inflationary conditions, in certain countries. There can be no assurance that one or a combination of these factors will not have a material adverse impact on U.S. Office Products' ability to maintain or increase its foreign sales or on its business, financial condition or results of operations. See "Managements' Discussion and Analysis of Financial Position and Results of Operations--Liquidity and Capital Resources."

    U.S. Office Products expects to incur substantial additional borrowings in connection with the Tender Offer. See Note 1 of the Company's Notes to Consolidated Financial Statements and "--Liquidity and Capital Resources." This substantial increase in U.S. Office Products' leverage could have material consequences to U.S. Office Products and the holders of common stock, including, but not limited to, the following: (i) U.S. Office Products' ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures, and general corporate or other purposes may be impaired, (ii) a substantial portion of U.S. Office Products' cash flow will be required for debt service and, as a result, will not be available for other purposes; and (iii) U.S. Office Products' level of indebtedness could make it more vulnerable to economic downturns, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions. In addition, it is expected that the Company's financing agreements will contain covenants that may restrict its ability to take certain actions (such as buying or selling assets, paying dividends, making capital expenditures, or engaging in other transactions). If U.S. Office Products is unable to service its indebtedness, it will be forced to pursue one or more alternative strategies, such as selling assets, restructuring or refinancing its indebtedness, or seeking additional equity capital. The Company's management does not have experience operating a business with a substantial amount of leverage.

    U.S. Office Products operates in a highly competitive environment. It generally competes with a large number of smaller, independent companies, many of which are well-established in their markets. In addition, in North America, the North American Office Products Group competes with five large office products companies, each of which has significant financial resources. No assurances can be give that competition will not have an adverse effect on the Company's business.

    U.S. Office Products acquired MBE in November 1997. Various factors may affect MBE's business, including recent changes in MBE's senior management, the reliance of MBE franchisees on United Parcel Service for ground shipping services, the limited control that MBE has over its franchisees, the impact of government regulation of MBE as a franchisor, the historically litigious nature of franchise relationships and the growing competition from the United States Postal Service.

    As part of the Strategic Restructuring Plan, it is expected that Investor will acquire shares of U.S. Office Products common stock representing 24.9% of the outstanding shares of the Company's common stock after giving effect to the issuance of such shares. Investor also will purchase various warrants that give it the right to acquire additional shares of common stock in the future. Under the Investment Agreement that Investor and the Company signed on January 12, 1998 (the "Investment Agreement"), Investor will have, among other things, the right (subject to certain conditions) to nominate three of the nine members of the U.S. Office Products Board of Directors, including the Chairman of the Board, and certain Board decisions will be subject to super-majority voting provisions that, in certain circumstances, may require the concurrence of at least one director nominated by Investor. Matters subject to super-majority Board approval include (i) the issuance of new shares in excess of certain amounts specified in the Investment Agreement, (ii) certain business combinations, (iii) a disposition by the Company of all or substantially all of its assets, (iv) a major recapitalization, dissolution, or liquidation of the Company, or (v) an amendment of the Company's charter or by-laws that is inconsistent with the terms of the Investment Agreement. Investor's significant ownership of U.S. Office Products common stock may permit Investor to influence significantly matters requiring the approval of the Company's stockholders. The super-majority Board voting requirements may give Investor the ability to block the approval of certain actions requiring the super-majority vote of the Board. Together, this ownership position and the Board voting requirements may have the effect of discouraging (or possibly preventing) a future change in control of U.S. Office Products. In addition, the super-majority Board voting requirement may have the effect of limiting the Company's future use of equity to acquire businesses, raise capital, or provide employees with long-term incentives.

TAX CONSEQUENCES OF THE DISTRIBUTIONS

    Wilmer, Cutler & Pickering expects to deliver an opinion (the "Tax Opinion") at the time of the Distributions stating that for U.S. federal income tax purposes the Distributions will qualify as tax-free spin-offs under Section 355 of the Code and will not be taxable under Section 355(e) of the Code. The Company will not complete the Distributions unless it receives the Tax Opinion. The Tax Opinion will be based on the accuracy as of the time of the Distributions of factual representations made by the Company, the Spin-Off Companies and Investor, and certain other data, documentation and other materials that Wilmer, Cutler & Pickering has deemed necessary. See "Tax Consequences of the Distributions" in the Proxy Statement.

    Assuming the Distributions qualify as tax-free spin-offs under Section 355 and are not taxable under Section 355(e), no gain or loss will be recognized by the Company or the Company's stockholders (except with respect to cash received in lieu of fractional shares) as a result of the Distributions.

    If a Distribution fails to qualify as a tax-free spin-off under Section 355, the Company will recognize gain equal to the difference between the fair market value of the common stock of the Spin-Off Company and the Company's adjusted tax basis in the common stock of the Spin-Off Company. In addition, holders of U.S. Office Products common stock will be treated as having received a taxable corporate distribution in an amount equal to the fair market value of the common stock of the Spin-Off Company that you receive in the Distribution. If the Company were to recognize gain on one or more Distributions, such gain would likely be substantial.

    If any Distribution is taxable under Section 355(e), but otherwise qualifies as a tax-free spin-off, the Company will recognize gain equal to the difference between the fair market value of the common stock of the Spin-Off Company and the Company's adjusted tax basis in the common stock of the Spin-Off Company. However, no gain or loss will be attributable to holders of U.S. Office Products' common stock as the result of a Distribution being taxable under
Section 355(e). If the Company were to recognize gain on one or more Distributions, such gain would likely be substantial.

    Certain limitations under Section 355 may restrict the Company's ability to issue capital stock after the Distributions. These limitations will generally prevent the Company from issuing capital stock to the extent the issuance is part of a plan, which includes a Distribution, pursuant to which one or more people or organizations acquire capital stock of the Company that represents 50% or more of the voting power or 50% or more of the value of the Company's capital stock. These limitations may restrict the Company's ability to undertake transactions involving issuances of capital stock of the Company that management otherwise believes would be beneficial.

                          U.S. OFFICE PRODUCTS COMPANY

            INTRODUCTION TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

    The unaudited pro forma financial statements give effect to (i) the Equity Self-Tender, (ii) the Distributions, and (iii) the Equity Investment contemplated by the Strategic Restructuring Plan, (iv) the 2001 Note Offer, (v) the 2003 Note Tender, (vi) the New Borrowings to be undertaken in conjunction with the Strategic Restructuring Plan and (vii) all acquisitions completed through March 20, 1998. The unaudited pro forma combined financial statements do not give effect to the allocation of corporate overhead to the Spin-Off Companies.

    The pro forma combined balance sheet gives effect to (i) the Equity Self-Tender, (ii) the Distributions, (iii) the Equity Investment, (iv) the 2001 Note Offer, (v) the 2003 Note Tender, (vi) the New Borrowings and (vii) the businesses acquired by the Company after January 24, 1998 in business combinations accounted for under the purchase method (the "Post January 24, 1998 Purchase Acquisitions"), as if all such transactions had occurred as of the Company's most recent balance sheet date, January 24, 1998.

    The pro forma combined statement of income for the nine months ended January 24, 1998 gives effect to (i) the Equity Self-Tender; (ii) the Distributions;
(iii) the Equity Investment; (iv) the 2001 Note Offer; (v) the 2003 Note Tender;
(vi) the New Borrowings; and (vii) the business combinations accounted for under the purchase method during fiscal 1998 (the "Fiscal 1998 Purchase Acquisitions"), as if all such transactions had occurred on April 27, 1997. The pro forma combined statement of income for the nine months ended January 24, 1998 is comprised of (i) the unaudited financial information of the Company for the nine months ended January 24, 1998; and (ii) the unaudited financial information of the Fiscal 1998 Purchase Acquisitions for the period from April 27, 1997 through their respective acquisition dates, except for the financial information of the Post January 24, 1998 Purchase Acquisitions which is included through January 24, 1998.

    The pro forma combined statement of income for the nine months ended January 25, 1997 gives effect to (i) the Equity Self-Tender; (ii) the Distributions;
(iii) the Equity Investment; (iv) the 2001 Note Offer; (v) the 2003 Note Tender;
(vi) the New Borrowings; (vii) the business combinations accounted for under the purchase method during fiscal 1997 (the "Fiscal 1997 Purchase Acquisitions"); and (viii) the Fiscal 1998 Purchase Acquisitions, as if all such transactions had occurred on May 1, 1996. The pro forma combined statement of income for the nine months ended January 25, 1997 is comprised of (i) the unaudited financial information of the Company for the nine months ended January 25, 1997; (ii) the unaudited financial information of the Fiscal 1997 Purchase Acquisitions for the period from May 1, 1996 through the earlier of January 25, 1997 or their respective dates of acquisition; and (iii) the unaudited financial information of the Fiscal 1998 Purchase Acquisitions for the period from May 1, 1996 through January 25, 1997.

    The pro forma combined statement of income for the fiscal year ended April 26, 1997 gives effect to (i) the Equity Self-Tender; (ii) the Distributions,
(iii) the Equity Investment; (iv) the 2001 Note Offer; (v) the 2003 Note Tender;
(vi) the New Borrowings; (vii) the Fiscal 1997 Purchase Acquisition; and (viii) the Fiscal 1998 Purchase Acquisitions, as if all such transactions had occurred on May 1, 1996. The pro forma combined statement of income for the year ended April 26, 1997 is comprised of (i) the audited financial information of the Company for the fiscal year ended April 26, 1997; (ii) the unaudited financial information of the Fiscal 1997 Purchase Acquisitions for the period from May 1, 1996 through their respective dates of acquisition and (iii) the unaudited financial information of the Fiscal 1998 Purchase Acquisitions for the period from May 1, 1996 through April 26, 1997.

    The historical financial statements of the Company give retroactive effect to the results of the 25 companies (related to continuing operations) acquired by the Company during the fiscal year ended

                          U.S. OFFICE PRODUCTS COMPANY

            INTRODUCTION TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                            (UNAUDITED) (CONTINUED)

April 26, 1997 which were acquired in business combinations accounted for under the pooling-of-interests method of accounting. The results of the companies included in the Spin-Off Companies have been reflected as discontinued operations in the Company's historical statement of income.

    The pro forma adjustments are based upon preliminary estimates, available information and certain assumptions that management deems appropriate. The unaudited pro forma combined financial data presented herein does not purport to represent the results that the Company would have obtained had the transactions which are the subject of pro forma adjustments occurred at the beginning of the applicable periods, as assumed, or the future results of the Company. The pro forma combined financial statements should be read in conjunction with the Company's audited consolidated financial statements.

                          U.S. OFFICE PRODUCTS COMPANY
                        PRO FORMA COMBINED BALANCE SHEET
                                JANUARY 24, 1998
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                           POST
                              U.S.      JANUARY 24,                  PRO FORMA ADJUSTMENTS
                             OFFICE        1998       ---------------------------------------------------
                            PRODUCTS     PURCHASE      PURCHASE            EQUITY
                            COMPANY    ACQUISITIONS   ACCOUNTING         SELF-TENDER        DISTRIBUTIONS
                           ----------  -------------  -----------       -------------       -------------
                                                               ASSETS
Current assets:
  Cash and cash
    equivalents..........  $  45,258       $  108      $(22,754)(a)     $   907,388(b)        $
                                                                             70,000(b)
                                                                         (1,000,000)(b)
  Accounts receivable,
    net..................    324,976        5,077
  Inventory, net.........    239,043        2,035
  Prepaid and other
    current assets.......    103,624           94                            (1,447)(b)
                           ----------  -------------  -----------       -------------       -------------
      Total current
        assets...........    712,901        7,314       (22,754)            (24,059)

Property and equipment,
  net....................    217,228        6,144
Intangible assets, net...    903,722                     13,255(a)
Other assets.............    174,549          317                            (3,739)(b)
Net assets of
  discontinued
  operations:
  Amounts to become
    receivable upon the
    Distributions........    114,959                                                           (114,959)(c)
  All other net assets...    346,083                                                           (346,083)(d)
                           ----------  -------------  -----------       -------------       -------------
      Total assets.......  $2,469,442      $13,775     $ (9,499)        $   (27,798)          $(461,042)
                           ----------  -------------  -----------       -------------       -------------
                           ----------  -------------  -----------       -------------       -------------


                                            PRO FORMA ADJUSTMENTS
                               -----------------------------------------------
                                 EQUITY           2001 NOTE         2003 NOTE        PRO FORMA
                               INVESTMENT           OFFER            TENDER           COMBINED
                               -----------       -----------       -----------       ----------
                                                            ASSETS
Current assets:
  Cash and cash
    equivalents..........      $ 270,000(e)      $                 $ 217,350(h)      $
                                (270,000)(e)                        (217,350)(h)

  Accounts receivable,
    net..................                                                              330,053
  Inventory, net.........                                                              241,078
  Prepaid and other
    current assets.......                                                              102,271
                               -----------       -----------       -----------       ----------
      Total current
        assets...........                                                              673,402
Property and equipment,
  net....................                                                              223,372
Intangible assets, net...                                                              916,977
Other assets.............         30,000(f)         (3,275) (g)       (5,518)(h)       192,334
Net assets of
  discontinued
  operations:
  Amounts to become
    receivable upon the
    Distributions........
  All other net assets...
                               -----------       -----------       -----------       ----------
      Total assets.......      $  30,000         $  (3,275)        $  (5,518)        $2,006,085
                               -----------       -----------       -----------       ----------
                               -----------       -----------       -----------       ----------

                          U.S. OFFICE PRODUCTS COMPANY
                        PRO FORMA COMBINED BALANCE SHEET
                                JANUARY 24, 1998
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                    POST                      PRO FORMA ADJUSTMENTS
                                U.S. OFFICE   JANUARY 24, 1998   -----------------------------------------------
                                 PRODUCTS         PURCHASE        PURCHASE          EQUITY
                                  COMPANY       ACQUISITIONS     ACCOUNTING       SELF-TENDER      DISTRIBUTIONS
                                -----------   ----------------   ----------       -----------      -------------
                                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short term debt.............  $  332,636        $    640        $   (640)(a)    $                  $(114,959)(c)
  Accounts payable............     164,229           2,438
  Accrued compensation........      41,262
  Other accrued liabilities...      67,654           1,742                            (2,074 )(b)
                                                                                     (26,000 )(b)
                                -----------       --------       ----------       -----------      -------------
      Total current
        liabilities...........     605,781           4,820            (640)          (28,074 )        (114,959)

Long-term debt................     381,844           3,817          (3,817)(a)       907,388 (b)
Deferred income taxes.........       2,845
Other long-term liabilities
  and minority interests......       6,050              96
                                -----------       --------       ----------       -----------      -------------
      Total liabilities.......     996,520           8,733          (4,457)          879,314          (114,959)

Stockholders' equity:
  Common stock................         133                                               (37 )(b)
                                                                                           5 (b)
  Paid-in capital.............   1,463,523                                            69,995 (b)      (314,514)(d)
                                                                                    (999,963 )(b)
                                                                                      65,000 (b)
  Cumulative translation
    adjustment................    (113,022)
  Retained earnings
    (deficit).................     122,288                                            (3,112 )(b)      (31,569)(d)
                                                                                     (39,000 )(b)

  Equity of purchased
    companies.................                       5,042          (5,042)(a)
                                -----------       --------       ----------       -----------      -------------
      Total stockholders'
        equity................   1,472,922           5,042          (5,042)         (907,112 )        (346,083)
                                -----------       --------       ----------       -----------      -------------
      Total liabilities and
        stockholders'
        equity................  $2,469,442        $ 13,775        $ (9,499)       $  (27,798 )       $(461,042)
                                -----------       --------       ----------       -----------      -------------
                                -----------       --------       ----------       -----------      -------------

                                               PRO FORMA ADJUSTMENTS
                                    --------------------------------------------
                                      EQUITY         2001 NOTE        2003 NOTE        PRO FORMA
                                    INVESTMENT         OFFER            TENDER          COMBINED
                                    ----------       ----------       ----------       ----------
                                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short term debt.............      $(217,677)(e)    $                $                $
  Accounts payable............                                                           166,667
  Accrued compensation........                                                            41,262
  Other accrued liabilities...                          (1,311)(g)        2,853(h)        42,864

                                    ----------       ----------       ----------       ----------
      Total current
        liabilities...........       (217,677)          (1,311)           2,853          250,793
Long-term debt................        (52,323)(e)     (143,750)(g)     (230,000)(h)    1,155,509
                                       75,000(f)                        217,350(h)
Deferred income taxes.........                                                             2,845
Other long-term liabilities
  and minority interests......                                                             6,146
                                    ----------       ----------       ----------       ----------
      Total liabilities.......       (195,000)        (145,061)          (9,797)       1,415,293
Stockholders' equity:
  Common stock................             33(e)            12(g)                            146

  Paid-in capital.............        269,967(e)       168,897(g)                        707,905
                                      (15,000)(f)

  Cumulative translation
    adjustment................                                                          (113,022 )
  Retained earnings
    (deficit).................        (30,000)(f)      (25,159)(g)        7,590(h)        (4,237 )
                                                        (1,964)(g)       (3,311)(h)
  Equity of purchased
    companies.................
                                    ----------       ----------       ----------       ----------
      Total stockholders'
        equity................        225,000          141,786            4,279          590,792
                                    ----------       ----------       ----------       ----------
      Total liabilities and
        stockholders'
        equity................      $  30,000        $  (3,275)       $  (5,518)       $2,006,085
                                    ----------       ----------       ----------       ----------
                                    ----------       ----------       ----------       ----------

       See accompanying notes to pro forma combined financial statements.

                          U.S. OFFICE PRODUCTS COMPANY

                     PRO FORMA COMBINED STATEMENT OF INCOME

                   FOR THE NINE MONTHS ENDED JANUARY 24, 1998

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                    U.S. OFFICE   FISCAL 1998
                                                      PRODUCTS     PURCHASE      PRO FORMA     PRO FORMA
                                                      COMPANY     ACQUISITIONS  ADJUSTMENTS     COMBINED
                                                    ------------  -----------  -------------  ------------
Revenues..........................................  $  1,930,113   $ 140,542   $              $  2,070,655
Cost of revenues..................................     1,390,855      90,566                     1,481,421
                                                    ------------  -----------  -------------  ------------
  Gross profit....................................       539,258      49,976                       589,234

Selling, general and administrative expenses......       436,037      33,676          (2,357 (i)      467,356
Amortization expense..............................        13,830                       4,603(j)       18,433
                                                    ------------  -----------  -------------  ------------
  Operating income................................        89,391      16,300          (2,246)      103,445

Other (income) expense:
  Interest expense................................        27,534         506          49,957(k)       77,997
  Interest income.................................        (1,545)       (169)          1,714(k)
  Other...........................................        (6,369)       (342)                       (6,711)
                                                    ------------  -----------  -------------  ------------
Income from continuing operations before provision
  for income taxes................................        69,771      16,305         (53,917)       32,159
Provision for income taxes........................        32,535       2,161         (13,793 (l)       20,903
                                                    ------------  -----------  -------------  ------------
Income from continuing operations.................  $     37,236   $  14,144   $     (40,124) $     11,256
                                                    ------------  -----------  -------------  ------------
                                                    ------------  -----------  -------------  ------------

Weighted average shares outstanding:
  Basic...........................................       114,758                                   146,331(m)
  Diluted.........................................       117,185                                   148,757(m)

Income per share from continuing operations:
  Basic...........................................  $       0.32                              $       0.08
  Diluted.........................................  $       0.32                              $       0.08

       See accompanying notes to pro forma combined financial statements.

                          U.S. OFFICE PRODUCTS COMPANY

                     PRO FORMA COMBINED STATEMENT OF INCOME

                   FOR THE NINE MONTHS ENDED JANUARY 25, 1997

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                             U.S. OFFICE   FISCAL 1997  FISCAL 1998
                                                               PRODUCTS     PURCHASE     PURCHASE     PRO FORMA    PRO FORMA
                                                               COMPANY     ACQUISITIONS ACQUISITIONS ADJUSTMENTS    COMBINED
                                                             ------------  -----------  -----------  -----------  ------------
Revenues...................................................  $  1,498,320   $ 363,229    $ 226,312    $           $  2,087,861
Cost of revenues...........................................     1,077,408     259,958      150,345                   1,487,711
                                                             ------------  -----------  -----------  -----------  ------------
    Gross profit...........................................       420,912     103,271       75,967                     600,150

Selling, general and administrative expenses...............       344,474      93,201       53,931       (7,698)(i)      483,908
Amortization expense.......................................         8,072                                10,343(j)       18,415
Non-recurring acquisition costs............................         7,316                                                7,316
                                                             ------------  -----------  -----------  -----------  ------------
    Operating income.......................................        61,050      10,070       22,036       (2,645)        90,511

Other (income) expense:
  Interest expense.........................................        27,540       3,109        1,855       45,493(k)       77,997
  Interest income..........................................        (6,048)       (186)      (1,017)       7,251(k)
  Other....................................................        (4,073)     (2,156)        (501)                     (6,730)
                                                             ------------  -----------  -----------  -----------  ------------
Income from continuing operations before provision for
  income taxes and extraordinary items.....................        43,631       9,303       21,699      (55,389)        19,244
Provision for income taxes.................................        18,238       3,007        7,341      (14,153)(l)       14,433
                                                             ------------  -----------  -----------  -----------  ------------
Income from continuing operations before extraordinary
  items....................................................  $     25,393   $   6,296    $  14,358    $ (41,236)  $      4,811
                                                             ------------  -----------  -----------  -----------  ------------
                                                             ------------  -----------  -----------  -----------  ------------

Weighted average shares outstanding:
  Basic....................................................        85,978                                              146,331(m)
  Diluted..................................................        87,824                                              148,177(m)
Income per share from continuing operations before
  extraordinary items:
  Basic....................................................  $       0.30                                         $       0.03
  Diluted..................................................  $       0.29                                         $       0.03

       See accompanying notes to pro forma combined financial statements.

                          U.S. OFFICE PRODUCTS COMPANY

                     PRO FORMA COMBINED STATEMENT OF INCOME

                    FOR THE FISCAL YEAR ENDED APRIL 26, 1997

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  (UNAUDITED)

                                                         U.S. OFFICE   FISCAL 1997   FISCAL 1998
                                                           PRODUCTS      PURCHASE      PURCHASE     PRO FORMA     PRO FORMA
                                                           COMPANY     ACQUISITIONS  ACQUISITIONS  ADJUSTMENTS     COMBINED
                                                         ------------  ------------  ------------  ------------  ------------
Revenues...............................................  $  2,115,954   $  374,886    $  303,169    $            $  2,794,009
Cost of revenues.......................................     1,518,287      268,618       201,410                    1,988,315
                                                         ------------  ------------  ------------  ------------  ------------
    Gross profit.......................................       597,667      106,268       101,759                      805,694

Selling, general and administrative expenses...........       488,215       95,913        70,996        (8,257)(i)      646,867
Amortization expense...................................        12,416                                   12,722(j)       25,138
Non-recurring acquisition costs........................         8,001                                                   8,001
Restructuring costs....................................         4,201                                                   4,201
                                                         ------------  ------------  ------------  ------------  ------------
    Operating income...................................        84,834       10,355        30,763        (4,465)       121,487

Other (income) expense:
  Interest expense.....................................        36,047        3,170         2,552        62,227(k)      103,996
  Interest income......................................        (6,857)        (212)       (1,448)        8,517(k)
  Other................................................        (4,233)      (2,164)         (753)                      (7,150)
                                                         ------------  ------------  ------------  ------------  ------------
Income from continuing operations before provision for
  income taxes and extraordinary items.................        59,877        9,561        30,412       (75,209)        24,641
Provision for income taxes.............................        27,939        3,056         9,933       (22,447)(l)       18,481
                                                         ------------  ------------  ------------  ------------  ------------
Income from continuing operations before extraordinary
  items................................................  $     31,938   $    6,505    $   20,479    $  (52,762)  $      6,160
                                                         ------------  ------------  ------------                ------------
                                                         ------------  ------------  ------------  ------------  ------------
                                                                                                   ------------

Weighted average shares outstanding:
  Basic................................................        90,026                                                 146,331(m)
  Diluted..............................................        91,761                                                 148,066(m)
Income per share from continuing operations before
  extraordinary items:
  Basic................................................  $       0.35                                            $       0.04
  Diluted..............................................  $       0.35                                            $       0.04

       See accompanying notes to pro forma combined financial statements.

                          U.S. OFFICE PRODUCTS COMPANY

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

                                 (IN THOUSANDS)
                                  (UNAUDITED)

1. UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS

    (a) Adjustment to reflect purchase price adjustments and repayment of certain short-term and long-term debt associated with the Post January 24, 1998 Purchase Acquisitions. The portion of the consideration assigned to goodwill ($13,255) in transactions accounted for under the purchase method represents the excess of the cost over the fair market value of the net assets acquired. The Company amortizes goodwill over a period of 40 years. The recoverability of the unamortized goodwill will be assessed on an ongoing basis by comparing anticipated undiscounted future cash flows from operations to net book value.

    (b) Adjustment to reflect the Equity Self-Tender, including the repurchase of 37,037 shares of common stock (including shares underlying employee stock options) by the Company for $1,000,000 and reduced by the proceeds from the exercise of employee stock options related to shares participating in the Equity Self-Tender of $70,000. The funds to finance the net $930,000 cost of the Equity Self-Tender are expected to be obtained from New Borrowings of $907,388 and cash on hand of $22,612. As a result of the New Borrowings, the adjustment also reflects the write-off of $5,186 in short-term and long-term capitalized debt issue costs related to the Company's current credit facility. The Company estimates that the proceeds from the exercise of employee stock options will be approximately $70,000 based upon 5,000 employee stock options exercised at an average exercise price of $14.00 per share. As a result of the Company allowing for the conditional exercise of employee stock options tendered pursuant to the Equity Self-Tender, such tendered stock options take on the characteristics of a combination plan during the Equity Self-Tender period (the "Deemed Combination Plan"). Combination plans are those that provide stock appreciation rights ("SARs") in combination with typical stock options. To the extent that the optionholder exercises the SAR provisions, the companion stock options are canceled. Compensation expense is recorded for cash payments made upon exercise of the deemed SARs. Upon completion of the Equity Self-Tender, stock options not accepted pursuant to the Equity Self-Tender revert to fixed option awards with terms identical to those prior to commencement of the Equity Self-Tender. The terms of the Equity Self-Tender, including the number of shares to be repurchased in relation to the total number of shares and options outstanding and the stated tender price in relation to the current market price of the Company's common stock, provide persuasive evidence that only a portion of the Deemed Combination Plan awards will be extinguished via payment under the deemed SAR provisions. The Company estimates that the compensation expense related to the option shares purchased in the Equity Self-Tender will range from $65,000 to $72,000, assuming management's estimate of the likely range of acceptance rates for the Equity Self-Tender of 22.5% to 25.0% of the total number of shares (including shares underlying options) tendered. For purposes of the pro forma combined balance sheet, the Company has reflected the after-tax compensation expense of $39,000 ($65,000 before benefit from income taxes) as a reduction to retained earnings. Additionally, other accrued liabilities has been decreased by $26,000 to reflect the expected income tax benefit and additional paid-in capital has been increased by $65,000. The Company has not included this compensation expense in the unaudited pro forma combined statements of income because it is of a non-recurring nature and is directly related to the restructuring transaction.

    (c) Adjustment to reflect the collection of $114,959 of receivables from the Spin-Off Companies at the date of the Distributions.

                          U.S. OFFICE PRODUCTS COMPANY

                                 (IN THOUSANDS)
                                  (UNAUDITED)

1. UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS (CONTINUED)
    (d) Adjustment to remove the remaining net assets of the Spin-Off Companies.

    (e) Adjustment to reflect the issuance of 33,489 shares of common stock in conjunction with the Equity Investment of $270,000. The Company has made certain preliminary calculations in relation to the allocation of the proceeds to be received from Investor to the related common stock, the Warrants and the Special Warrants. These calculations cannot be finalized until the trading value of the Company's common stock immediately following the Distributions is available. The Company intends to reflect any amounts allocated to the Warrants and the Special Warrants in additional paid-in capital. The preliminary assessment of the fair value of the Warrants at the future grant date was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                      WARRANTS
                                                                                     -----------
Expected life......................................................................    9 years
Risk free interest rate............................................................     5.6%
Expected volatility of Company common stock........................................      40%
Dividend rate......................................................................      0%

       With respect to the Special Warrants, the Company's calculations assumed that all holders of the 2001 Notes accept the 2001 Note Offer. The Company does not anticipate assigning a value to the Special Warrants at the time of the Equity Investment by Investor because (i) the 2001 Note Offer is expected to have been completed prior to such Equity Investment; and (ii) the other potential events which could give rise to the exercise of the Special Warrants are considered by the Company to be contingent in nature.

       Based on the above assumptions, the Company's preliminary calculations indicate that approximately $203,700 of the proceeds from the Equity Investment will be allocated to the shares of Company common stock issued to Investor, $66,300 will be allocated to the Warrants and no value will be allocated to the Special Warrants. In arriving at these values, no discount was applied to the value of the Warrants to reflect the illiquidity of the Warrants pursuant to SFAS No. 123 issued by FASB.

    (f) Adjustment to reflect the estimated transaction fees and expenses (including financing costs) associated with the Equity Self-Tender, the Distributions, the Equity Investment and the New Borrowings of $75,000. Of this amount, $30,000 of debt issue costs will be capitalized. These fees and expenses have not been reflected in the unaudited pro forma combined statements of income because they are either capitalizable or are of a non-recurring nature and are directly related to the Strategic Restructuring Plan.

    (g) Adjustment to reflect the issuance of 11,837 shares of common stock in conjunction with the 2001 Note Offer, consisting of 8,890 shares of common stock issued in exchange for 2001 Notes and 2,947 shares of common stock to Investor in accordance with the provisions of the Special Warrants. As a result of the 2001 Note Offer, the Company will issue 1,324 shares of common stock over the contractual amount with a market value of $25,159 to induce conversion of the 2001 Notes. The $25,159 has been reflected as a reduction in retained earnings as the market value of the inducement is required to be recorded as an expense. In addition, the adjustment

                          U.S. OFFICE PRODUCTS COMPANY

                                 (IN THOUSANDS)
                                  (UNAUDITED)

1. UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS (CONTINUED) reflects the write-off of $3,275 in capitalized debt issue costs related to the 2001 Notes. These expenses have not been reflected in the unaudited pro forma combined statements of income because they are of a non-recurring nature and are directly related to the Strategic Restructuring Plan.

    (h) Adjustment to reflect the early extinguishment of the 2003 Notes, $230,000 principal amount, in exchange for $217,350 in cash in the 2003 Note Tender. The Company believes that it will be able to retire the 2003 Notes at a price of 94.5% of par value, or $217,350, resulting in an extraordinary gain of $7,590, net of income taxes of $5,060, which has been reflected as an increase to retained earnings. In addition, the adjustment reflects the write-off of $5,518 in capitalized debt issue costs related to the 2003 Notes. The gain and write-off have not been reflected in the unaudited pro forma combined statements of income because they are extraordinary items and are directly related to the Strategic Restructuring Plan.

2. UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME ADJUSTMENTS

    (i) Adjustment to reflect reductions in executive compensation as a result of the elimination of certain executive positions and the renegotiations of executive compensation agreements resulting from certain acquisitions. The Company believes that these reductions are expected to remain in place for the forseeable future and are not reasonably likely to affect operating performance.

    (j) Adjustment to reflect the increase in amortization expense relating to goodwill recorded in purchase accounting related to the Fiscal 1997 Purchase Acquisitions and the Fiscal 1998 Purchase Acquisitions for the periods prior to the respective dates of acquisition. The Company has recorded goodwill amortization in the historical financial statements from the respective dates of acquisition forward. The goodwill is being amortized over an estimated life of 40 years.

    (k) Adjustment to reflect the increase in interest expense, at a weighted average rate of 9.0%, resulting from the increase in debt outstanding to $1,155,509 as a result of the Equity Self-Tender, partially offset by the proceeds from the Equity Investment, and the effects of the 2001 Note Offer and the 2003 Note Tender assuming full exchange and tender, respectively. The weighted average interest rate of 9.0% was determined based upon $755,509 outstanding under the terms of the new bank loan facility at annual interest rates of LIBOR plus margins ranging from 2.25% to 2.5% (approximately 7.9% to 8.15%) and the issuance of $400,000 of senior subordinated notes at an annual interest rate of approximately 9.0%, plus commitment fees on unused balances and amortization of the related debt issue costs. Pro forma interest expense will fluctuate $5,778 on an annual basis for each 0.5% change in interest rates. Depending on market conditions at the time the senior subordinated notes are offered and when funds are borrowed under the new bank loan facility, the interest rates may vary from those indicated herein.

    (l) Adjustment to calculate the provision for income taxes on the combined pro forma results at effective income tax rates of approximately 75%, 65% and 75% for the fiscal year ended April 26, 1997 and the nine months ended January 24, 1998 and January 25, 1997, respectively. The difference between the effective tax rates and the statutory tax rate of 35% relates primarily to state income taxes and non-deductible goodwill amortization expense. This adjustment assumes

                          U.S. OFFICE PRODUCTS COMPANY

                                 (IN THOUSANDS)
                                  (UNAUDITED)

2. UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME ADJUSTMENTS (CONTINUED) that all companies were taxed at the effective tax rates regardless of how they were taxed prior to being acquired by the Company, including those companies that previously paid no taxes under Subchapter S.

    (m) Basic pro forma earnings per share is calculated based upon 146,331 weighted average shares of common stock outstanding for the year ended April 26, 1997 and the nine months ended January 24, 1998 and January 25, 1997. The amounts are comprised of 133,042 shares outstanding for each of the periods, 37,037 shares repurchased as a result of the Equity Self-Tender, the issuance of 36,436 shares as a result of the Equity Investment, the issuance of 5,000 shares related to employee stock options participating in the Equity Self-Tender and the issuance of 8,890 shares as a result of the 2001 Note Offer, assuming full conversion. The weighted average shares outstanding used to calculate diluted pro forma earnings per share is based upon the basic weighted average shares outstanding plus 1,735, 2,426 and 1,846 common stock equivalents considered to be outstanding related to stock options for the year ended April 26, 1997 and the nine months ended January 24, 1998 and January 25, 1997, respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of U.S. Office Products Company

    In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheet and the consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of U.S. Office Products Company and its subsidiaries at April 26, 1997 and April 30, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 26, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain wholly-owned subsidiaries, which statements reflect net income of $7.4 million and $10.4 million included in the Company's income from discontinued operations, net of income taxes, for fiscal years ended April 30, 1996 and 1995, respectively. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for those wholly-owned subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.

    As described in Note 4, as a result of the Strategic Restructuring Plan, the Company has restated its financial statements to account for certain business combinations as purchase transactions.

PRICE WATERHOUSE LLP

Minneapolis, Minnesota
June 6, 1997, except as to the second paragraph of the Common Stock section of Note 15, which is as of November 6, 1997 and Note 4, which is as of January 13, 1998

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
  School Specialty, Inc.

    We have audited the balance sheets of School Specialty, Inc. (formerly known as EDA Corporation) (the Company) as of December 31, 1995 and 1994, and the related statements of operations, changes in shareholders' deficit and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Milwaukee, Wisconsin
February 2, 1996

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
  The Re-Print Corporation
  Birmingham, Alabama

    We have audited the accompanying balance sheets of The Re-Print Corporation as of December 31, 1995 and 1994, and the related statements of income, stockholders' equity, and cash flows for three years ended December 31, 1995, 1994, and 1993 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Re-Print Corporation at December 31, 1995 and 1994, and the results of its operations and its cash flows for three years ended December 31, 1995, 1994, and 1993 in conformity with generally accepted accounting principles.

BDO SEIDMAN, LLP

Atlanta, Georgia
February 8, 1996

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
  Hano Document Printers, Inc.:

    We have audited the balance sheet of Hano Document Printers, Inc. as of December 31, 1995 and the related statements of income, stockholders' equity, and cash flows for the year then ended, which are not included herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hano Document Printers, Inc. as of December 31, 1995 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Norfolk, Virginia
August 28, 1996

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
  SFI Corp. and Hano Document Printers, Inc.:

    We have audited the combined balance sheet of SFI Corp. and Hano Document Printers, Inc. (collectively referred to as the "Companies") as of December 31, 1994, and the related statements of income, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1994, which are not included herein. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of SFI Corp. and Hano Document Printers, Inc. as of December 31, 1994 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Norfolk, Virginia
August 28, 1996

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
  Fortran Corp.
  Newington, Virginia

    We have audited the accompanying balance sheet of Fortran Corp. as of March 31, 1996, and 1995 and the related statements of earnings, changes in stockholders' equity, and cash flows for the years ended March 31, 1996, 1995, and 1994 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to and above present fairly, in all material respects, the financial position of Fortran Corp. as of March 31, 1996, and 1995 and the results of its operations and its cash flows for three years ended March 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.

    As described in Note 9 to the financial statements, on August 21, 1996, the Company entered into a letter of intent to exchange all of its issued and outstanding shares of common stock for shares of U.S. Office Products Company common stock.

RUBIN, KOEHMSTEDT AND NADLER

Springfield, Virginia
June 7, 1996, except for Note 9,
as to which the date is
October 24, 1996

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
  MTA, Inc.
  Seattle, Washington

    We have audited the consolidated balance sheet of MTA, Inc. (the Company) as of December 31, 1995 and the related statements of income and retained earnings and of cash flows for the period from January 25, 1995 (date of incorporation) to December 31, 1995 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MTA, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the period from January 25, 1995 (date of incorporation) to December 31, 1995, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Seattle, Washington
September 23, 1996

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
  United Envelope Co., Inc.

    We have audited the combined balance sheets of United Envelope Co., Inc. and its affiliate, Rex Envelope Co., Inc., as at December 31, 1995 and 1994, and the related combined statements of income and retained earnings and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As referred to in Note A on "Principles of Combination," the companies, whose financial statements are combined, are related through common ownership and control. In addition, each has pledged certain assets and guaranteed long-term indebtedness of the other as described in the notes to financial statements. In view of their close operating and financial relationship, the preparation of combined financial statements was considered appropriate. The combined statements, however, do not refer to a legal entity and neither of the companies guarantees trade obligations of the other.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of United Envelope Co., Inc. and its affiliate as at December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

HERTZ, HERSON & COMPANY, LLP

New York, New York
March 6, 1996

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
  Huxley Envelope Corporation

    We have audited the balance sheets of Huxley Envelope Corporation as of December 31, 1995 and 1994, and the related statements of income and retained earnings (accumulated deficit) and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huxley Envelope Corporation as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

HERTZ, HERSON & COMPANY, LLP

New York, New York
March 4, 1996

                          U.S. OFFICE PRODUCTS COMPANY

                           CONSOLIDATED BALANCE SHEET

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                            APRIL 30,    APRIL 26,    JANUARY 24,
                                                                               1996         1997          1998
                                                                            ----------  ------------  ------------
                                                                                                      (UNAUDITED)
                                               ASSETS
Current assets:
  Cash and cash equivalents...............................................  $  183,483  $     44,026  $     45,258
  Accounts receivable, less allowance for doubtful accounts of $3,586,
    $7,337 and $9,110, respectively.......................................     159,448       283,751       324,976
  Inventory...............................................................     103,768       225,998       239,043
  Prepaid expenses and other current assets...............................      47,994        74,580       103,624
                                                                            ----------  ------------  ------------
      Total current assets................................................     494,693       628,355       712,901

Property and equipment, net...............................................      77,529       182,633       217,228
Intangible assets, net....................................................     135,140       611,474       903,722
Other assets..............................................................      64,942       113,407       174,549
Net assets of discontinued operations:
  Amounts to become receivable upon the Distributions.....................                    87,700       114,959
  All other net assets....................................................      33,674        83,422       346,083
                                                                            ----------  ------------  ------------
      Total assets........................................................  $  805,978  $  1,706,991  $  2,469,442
                                                                            ----------  ------------  ------------
                                                                            ----------  ------------  ------------

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt.........................................................  $   94,174  $    144,125  $    332,636
  Accounts payable........................................................      87,546       153,915       164,229
  Accrued compensation....................................................      16,775        32,515        41,262
  Other accrued liabilities...............................................      22,074        63,814        67,654
                                                                            ----------  ------------  ------------
      Total current liabilities...........................................     220,569       394,369       605,781

Long-term debt............................................................     176,230       380,209       381,844
Deferred income taxes.....................................................       6,186         2,458         2,845
Other long-term liabilities and minority interests........................       8,247         8,807         6,050
                                                                            ----------  ------------  ------------
      Total liabilities...................................................     411,232       785,843       996,520
                                                                            ----------  ------------  ------------

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $.001 par value, 500,000 shares authorized, none outstanding
  Common stock, $.001 par value, 500,000,000 shares authorized,
    79,464,423, 104,479,004 and 133,041,979 shares issued and outstanding,
    respectively..........................................................          79           104           133
  Additional paid-in capital..............................................     319,906       867,039     1,463,523
  Cumulative translation adjustment.......................................         770        (5,583)     (113,022)
  Retained earnings.......................................................      73,991        59,588       122,288
                                                                            ----------  ------------  ------------
      Total stockholders' equity..........................................     394,746       921,148     1,472,922
                                                                            ----------  ------------  ------------
      Total liabilities and stockholders' equity..........................  $  805,978  $  1,706,991  $  2,469,442
                                                                            ----------  ------------  ------------
                                                                            ----------  ------------  ------------

          See accompanying notes to consolidated financial statements.

                          U.S. OFFICE PRODUCTS COMPANY

                        CONSOLIDATED STATEMENT OF INCOME

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                            FOR THE NINE MONTHS
                                                           FOR THE FISCAL YEAR ENDED               ENDED
                                                       ---------------------------------  ------------------------
                                                        APRIL 30,   APRIL 30,  APRIL 26,  JANUARY 25,  JANUARY 24,
                                                          1995        1996       1997        1997         1998
                                                       -----------  ---------  ---------  -----------  -----------

                                                                                                (UNAUDITED)
Revenues.............................................   $ 658,494   $1,061,528 $2,115,954  $1,498,320   $1,930,113
Cost of revenues.....................................     485,955     789,436  1,518,287   1,077,408    1,390,855
                                                       -----------  ---------  ---------  -----------  -----------
    Gross profit.....................................     172,539     272,092    597,667     420,912      539,258

Selling, general and administrative expenses.........     152,176     231,569    488,215     344,474      436,037
Amortization expense.................................         801       2,711     12,416       8,072       13,830
Non-recurring acquisition costs......................                   8,057      8,001       7,316
Restructuring costs..................................                     682      4,201
                                                       -----------  ---------  ---------  -----------  -----------
    Operating income.................................      19,562      29,073     84,834      61,050       89,391

Interest expense.....................................       3,401       8,132     36,047      27,540       27,534
Interest income......................................        (675)     (3,506)    (6,857)     (6,048)      (1,545)
Other income.........................................      (1,456)       (684)    (4,233)     (4,073)      (6,369)
                                                       -----------  ---------  ---------  -----------  -----------
Income from continuing operations before provision
  for income taxes and extraordinary items...........      18,292      25,131     59,877      43,631       69,771
Provision for income taxes...........................       2,800       6,032     27,939      18,238       32,535
                                                       -----------  ---------  ---------  -----------  -----------
Income from continuing operations before
  extraordinary items................................      15,492      19,099     31,938      25,393       37,236
Income from discontinued operations, net of income
  taxes..............................................      15,675      15,778     26,800      20,411       25,464
                                                       -----------  ---------  ---------  -----------  -----------
Income before extraordinary items....................      31,167      34,877     58,738      45,804       62,700
Extraordinary items--losses on early terminations of
  credit facilities, net of income taxes.............                     701      1,450         612
                                                       -----------  ---------  ---------  -----------  -----------
Net income...........................................   $  31,167   $  34,176  $  57,288   $  45,192    $  62,700
                                                       -----------  ---------  ---------  -----------  -----------
                                                       -----------  ---------  ---------  -----------  -----------
Per share amounts:
  Basic:
    Income from continuing operations before
      extraordinary items............................   $    0.34   $    0.28  $    0.35   $    0.30    $    0.32
    Income from discontinued operations..............        0.34        0.24       0.31        0.24         0.23
    Extraordinary items..............................                   (0.01)     (0.02)      (0.01)
                                                       -----------  ---------  ---------  -----------  -----------
    Net income.......................................   $    0.68   $    0.51  $    0.64   $    0.53    $    0.55
                                                       -----------  ---------  ---------  -----------  -----------
                                                       -----------  ---------  ---------  -----------  -----------
  Diluted:
    Income from continuing operations before
      extraordinary items............................   $    0.34   $    0.28  $    0.35   $    0.29    $    0.32
    Income from discontinued operations..............        0.34        0.23       0.29        0.23         0.22
    Extraordinary items..............................                   (0.01)     (0.02)      (0.01)
                                                       -----------  ---------  ---------  -----------  -----------
    Net Income.......................................        0.68   $    0.50  $    0.62   $    0.51    $    0.54
                                                       -----------  ---------  ---------  -----------  -----------
                                                       -----------  ---------  ---------  -----------  -----------

Unaudited pro forma income from continuing operations
  before extraordinary items (see Note 11)...........                          $  29,962
                                                                               ---------
                                                                               ---------

Unaudited pro forma basic income per share from
  continuing operations before extraordinary items...                          $    0.33
                                                                               ---------
                                                                               ---------

Unaudited pro forma diluted income per share from
  continuing operations before extraordinary items...                          $    0.33
                                                                               ---------
                                                                               ---------

          See accompanying notes to consolidated financial statements.

                          U.S. OFFICE PRODUCTS COMPANY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                             COMMON STOCK      ADDITIONAL   CUMULATIVE                             TOTAL
                                          ------------------    PAID-IN     TRANSLATION  RETAINED   TREASURY   STOCKHOLDERS'
                                            SHARES    AMOUNT    CAPITAL     ADJUSTMENT   EARNINGS    STOCK        EQUITY
                                          ----------  ------   ----------   ----------   --------   --------   -------------
Balance at April 30, 1994...............  38,443,262  $  38     $26,483       $ (340)    $ 58,733   $ (7,562)     $77,352
  Transactions of Combined Companies
  upon formation of Company:
    Issuance of common stock............   5,817,000      6          (5)                                                1
    Capital contribution................                          1,500                                             1,500
    Distributions to stockholders.......                                                  (11,300)                (11,300)
    Adjustments to stockholders'
      equity............................                        (12,597)                    5,035      7,562
    Cash dividends......................                                                     (222)                   (222)
  Issuance of common stock, net of
    associated expenses in conjunction
    with:
    Initial public offering.............   5,606,250      6      32,684                                            32,690
    Acquisition.........................   1,312,500      1       8,749                                             8,750
  Transactions of Pooled Companies:
    Exercise of warrants and stock
      options...........................      20,345                201                                               201
    Cash dividends......................                                                  (16,086)                (16,086)
  Adjustment to conform the year-ends of
    Pooled Companies....................                                                    2,235                   2,235
  Cumulative translation adjustments....                                         207                                  207
  Net income............................                                                   31,167                  31,167
                                          ----------  ------   ----------   ----------   --------   --------   -------------

Balance at April 30, 1995...............  51,199,357     51      57,015         (133)      69,562                 126,495
  Issuances of common stock, net of
    associated expenses in conjunction
    with:
    Public offerings....................  14,352,068     14     174,723                                           174,737
    Acquisitions........................  11,120,163     11      68,607                                            68,618
    Exercise of stock options, including
      tax benefits......................      95,025              1,023                                             1,023
  Transactions of Pooled Companies:
    Issuances of common stock for cash
      and repayment of debt.............     872,249      1       8,297                                             8,298
    Capital contributions...............                            500                                               500
    Exercise of warrants and stock
      options...........................     978,923      1       1,752                                             1,753
    Cash and stock dividends............     846,638      1       1,361                   (32,017)                (30,655)
  Undistributed earnings of Subchapter S
    corporations acquired in pooling-of-
    interests business combinations.....                          6,628                    (6,628)
  Adjustment to conform the year-ends of
    Pooled Companies....................                                                    8,898                   8,898
  Cumulative translation adjustments....                                         903                                  903
  Net income............................                                                   34,176                  34,176
                                          ----------  ------   ----------   ----------   --------   --------   -------------

Balance at April 30, 1996...............  79,464,423     79     319,906          770       73,991                 394,746

                                  (Continued)

                          U.S. OFFICE PRODUCTS COMPANY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                  COMMON STOCK          ADDITIONAL   CUMULATIVE
                                           --------------------------    PAID-IN     TRANSLATION   RETAINED    TREASURY
                                              SHARES        AMOUNT       CAPITAL     ADJUSTMENT    EARNINGS      STOCK
                                           -------------  -----------  ------------  -----------  ----------  -----------
Balance at April 30, 1996................     79,464,423   $      79   $    313,278  $       770  $   80,619
  Issuances of common stock, net of
    associated expenses in conjunction
    with:
    Public offering......................     13,023,497          13        275,699
    Direct equity investment.............      1,875,000           2         38,111
    Acquisitions.........................      8,685,450           9        166,071
    Exercise of stock options, including
      tax benefits.......................        197,742                      2,843
    Employee stock purchase plan.........        229,998                      3,145
  Transactions of Pooled Companies:
    Issuances of common stock for
      repayment of debt and payment of
      acquisition expenses...............        409,631                      6,859
    Capital contributions................         12,342                      1,857
    Exercise of warrants and stock
      options............................        478,616           1          1,979
    Retirement of common stock...........        102,305                       (443)                     (34)
    Cash dividends paid and declared.....                                                            (20,931)
  Undistributed earnings of Subchapter S
    corporations acquired in
    pooling-of-interests business
    combinations.........................                                    57,640                  (57,640)
  Adjustment to conform the year-ends of
    Pooled Companies.....................                                                                286
  Cumulative translation adjustments.....                                                 (6,353)
  Net income.............................                                                             57,288
                                           -------------       -----   ------------  -----------  ----------  -----------
Balance at April 26, 1997................    104,479,004         104        867,039       (5,583)     59,588
Unaudited data:
  Issuance of common stock, net of
    associated expenses in conjunction
    with:
    Acquisitions.........................     27,792,099          28        585,509
    Repayment of debt....................         28,179                        570
    Exercise of stock options, including
      tax benefits.......................        609,494           1          7,600
    Employee stock purchase plan.........        169,723                      2,805
  Share adjustments at Pooled
    Companies............................        (36,520)
  Cumulative translation adjustments.....                                               (107,439)
  Net income.............................                                                             62,700
                                           -------------       -----   ------------  -----------  ----------  -----------
Balance at January 24, 1998
  (unaudited)............................    133,041,979   $     133   $  1,463,523  $  (113,022) $  122,288
                                           -------------       -----   ------------  -----------  ----------  -----------
                                           -------------       -----   ------------  -----------  ----------  -----------

                                              TOTAL
                                           STOCKHOLDERS'
                                              EQUITY
                                           ------------
Balance at April 30, 1996................   $  394,746
  Issuances of common stock, net of
    associated expenses in conjunction
    with:
    Public offering......................      275,712
    Direct equity investment.............       38,113
    Acquisitions.........................      166,080
    Exercise of stock options, including
      tax benefits.......................        2,843
    Employee stock purchase plan.........        3,145
  Transactions of Pooled Companies:
    Issuances of common stock for
      repayment of debt and payment of
      acquisition expenses...............        6,859
    Capital contributions................        1,857
    Exercise of warrants and stock
      options............................        1,980
    Retirement of common stock...........         (477)
    Cash dividends paid and declared.....      (20,931)
  Undistributed earnings of Subchapter S
    corporations acquired in
    pooling-of-interests business
    combinations.........................
  Adjustment to conform the year-ends of
    Pooled Companies.....................          286
  Cumulative translation adjustments.....       (6,353)
  Net income.............................       57,288
                                           ------------
Balance at April 26, 1997................      921,148
Unaudited data:
  Issuance of common stock, net of
    associated expenses in conjunction
    with:
    Acquisitions.........................      585,537
    Repayment of debt....................          570
    Exercise of stock options, including
      tax benefits.......................        7,601
    Employee stock purchase plan.........        2,805
  Share adjustments at Pooled
    Companies............................
  Cumulative translation adjustments.....     (107,439)
  Net income.............................       62,700
                                           ------------
Balance at January 24, 1998
  (unaudited)............................   $1,472,922
                                           ------------
                                           ------------

          See accompanying notes to consolidated financial statements

                          U.S. OFFICE PRODUCTS COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                     FOR THE NINE MONTHS
                                                                    FOR THE FISCAL YEAR ENDED               ENDED
                                                                ---------------------------------  ------------------------
                                                                 APRIL 30,   APRIL 30,  APRIL 26,  JANUARY 25,  JANUARY 24,
                                                                   1995        1996       1997        1997         1998
                                                                -----------  ---------  ---------  -----------  -----------

                                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...........................................   $  31,167   $  34,176  $  57,288   $  45,192    $  62,700
  Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
    Income from discontinued operations.......................     (15,675)    (15,778)   (26,800)    (20,411)     (25,464)
    Depreciation and amortization.............................       6,521      10,999     36,102      23,233       41,787
    Non-recurring acquisition costs...........................                   8,057      8,001       7,316
    Payments of restructuring costs...........................                                                      (1,900)
    Unrealized foreign currency gain..........................                             (3,420)     (3,420)
    Deferred income taxes.....................................        (367)       (196)    (1,035)      3,600           73
    Extraordinary losses......................................                     701      1,450         612
    Equity in net income of affiliate.........................                               (782)       (265)        (878)
    Gain on sale of investment................................                                                      (1,059)
    Changes in current assets and liabilities (net of assets
      acquired and liabilities assumed in business
      combinations):
      Accounts receivable.....................................     (18,911)        969    (26,237)    (32,154)     (29,940)
      Inventories.............................................      (6,130)      1,861     (3,400)     (6,718)     (14,417)
      Prepaid expenses and other current assets...............      (1,417)    (23,780)    (6,059)     (1,539)      (3,909)
      Accounts payable........................................       7,349       2,802    (26,692)    (22,922)       2,245
      Accrued liabilities.....................................       5,204        (565)     7,396      (1,771)       5,699
                                                                -----------  ---------  ---------  -----------  -----------
        Net cash provided by (used in) operating activities...       7,741      19,246     15,812      (9,247)      34,937
                                                                -----------  ---------  ---------  -----------  -----------
Cash flows from investing activities:
  Cash paid in acquisitions, net of cash received.............     (15,993)    (89,223)  (345,319)   (323,813)     (33,642)
  Payments of acquisition costs...............................                  (7,283)    (5,343)     (4,094)      (3,871)
  Additions to property and equipment, net of disposals.......     (11,049)    (17,868)   (34,036)    (15,891)     (28,200)
  Investment in affiliate.....................................                            (41,270)    (41,270)     (40,773)
  Proceeds from sale of investment............................                                                       5,729
  Other.......................................................         867      (5,687)     2,013      (5,476)       3,190
                                                                -----------  ---------  ---------  -----------  -----------
        Net cash used in investing activities.................     (26,175)   (120,061)  (423,955)   (390,544)     (97,567)
                                                                -----------  ---------  ---------  -----------  -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock......................      32,811     180,230    318,899      41,868        8,239
  Proceeds from issuance of long-term debt....................       6,553     139,040    225,387     224,080          457
  Payments of long-term debt..................................      (3,643)    (13,143)  (174,788)   (163,112)     (10,647)
  Net advances to discontinued operations.....................                           (111,891)    (76,021)     (99,213)
  Proceeds from (payments of) short-term debt, net............       3,433     (39,077)    24,132     259,705      172,000
  Payments to terminate credit facility.......................                               (261)       (261)
  Payments of dividends at Pooled Companies...................      (7,700)     (8,287)    (6,158)     (6,122)
  Capital contributed by stockholders of Pooled Companies.....                     400      1,814       1,814
  Adjustment to conform fiscal year-ends of certain Pooled
    Companies.................................................         601      (1,397)       286         286
  Capital contributed by Combined Company stockholder.........       1,500
  Payments to stockholders of Combined Companies..............     (11,300)
                                                                -----------  ---------  ---------  -----------  -----------
        Net cash provided by financing activities.............      22,255     257,766    277,420     282,237       70,836
                                                                -----------  ---------  ---------  -----------  -----------
Effect of exchange rates on cash and cash equivalents.........        (180)       (121)      (511)       (345)      (3,159)
                                                                -----------  ---------  ---------  -----------  -----------
Cash provided by (used in) discontinued operations............       3,549       1,707     (8,223)     (3,170)      (3,815)
                                                                -----------  ---------  ---------  -----------  -----------
Net increase (decrease) in cash and cash equivalents..........       7,190     158,537   (139,457)   (121,069)       1,232
Cash and cash equivalents at beginning of period..............      17,756      24,946    183,483     183,483       44,026
                                                                -----------  ---------  ---------  -----------  -----------
Cash and cash equivalents at end of period....................   $  24,946   $ 183,483  $  44,026   $  62,414    $  45,258
                                                                -----------  ---------  ---------  -----------  -----------
                                                                -----------  ---------  ---------  -----------  -----------
Supplemental disclosure of cash flow information:
    Interest paid.............................................   $   7,731   $   3,426  $  36,536   $  28,980    $  26,962
    Income taxes paid.........................................       7,044       7,814     22,734      18,852       24,017

                          U.S. OFFICE PRODUCTS COMPANY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

    The Company issued common stock, notes payable and cash in connection with certain business combinations accounted for under the purchase method during fiscal 1995, 1996 and 1997 and the nine months ended January 25, 1997 and January 24, 1998. The fair values of the assets and liabilities of the acquired companies at the dates of the acquisitions are presented as follows:

                                                                                                           FOR THE NINE MONTHS
                                                                        FOR THE FISCAL YEAR ENDED                 ENDED
                                                                  -------------------------------------  ------------------------
                                                                   APRIL 30,    APRIL 30,    APRIL 26,   JANUARY 25,  JANUARY 24,
                                                                     1995         1996         1997         1997         1998
                                                                  -----------  -----------  -----------  -----------  -----------

                                                                                                               (UNAUDITED)
Accounts receivable.............................................   $  15,350    $  70,640    $  99,747    $  88,202    $  27,284
Inventories.....................................................      10,331       49,602      115,995      119,584       18,970
Prepaid expenses and other current assets.......................         956        8,412       20,874       13,559       15,806
Property and equipment..........................................       3,248       30,442       94,112      107,202       52,695
Intangible assets...............................................      21,079      119,493      490,011      432,219      371,606
Other assets....................................................      (1,149)      51,698        7,748        5,174       34,759
Short-term debt.................................................      (8,253)     (95,971)     (20,612)     (12,819)      (8,755)
Accounts payable................................................      (9,180)     (44,034)     (99,753)     (89,338)     (20,058)
Accrued liabilities.............................................      (3,297)     (19,719)     (52,464)     (81,506)     (13,870)
Long-term debt..................................................        (905)     (11,635)    (153,448)    (115,017)     (20,320)
Other long-term liabilities and minority interest...............        (437)      (7,751)      (1,296)      (8,262)        (357)
                                                                  -----------  -----------  -----------  -----------  -----------
        Net assets acquired.....................................   $  27,743    $ 151,177    $ 500,914    $ 458,998    $ 457,760
                                                                  -----------  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------  -----------
The acquisitions were funded as follows:

Common stock....................................................   $   8,750    $  61,167    $ 155,595    $ 135,185    $ 424,118
Debt............................................................       3,000          787
Cash............................................................      15,993       89,223      345,319      323,813       33,642
                                                                  -----------  -----------  -----------  -----------  -----------
    Total.......................................................   $  27,743    $ 151,177    $ 500,914    $ 458,998    $ 457,760
                                                                  -----------  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------  -----------

Noncash transactions:

- During fiscal 1996, 1997 and the nine months ended January 24, 1998 (unaudited) the Company issued 291,671, 384,630 and 28,179 shares of common stock, respectively, to repay $2,470, $6,359 and $570 of indebtedness, respectively.

- During fiscal 1996, 1997 and the nine months ended January 24, 1998 (unaudited), the Company recorded additional paid-in capital of approximately $426, $1,250 and $2,168, respectively, related to the tax benefit on stock options exercised.

- During fiscal 1996, one Pooled Company converted $1,385 of debt to common stock.

- During fiscal 1996, one Pooled Company paid a dividend of $9,851 through the issuance of 846,638 shares of common stock

          See accompanying notes to consolidated financial statements.

                          U.S. OFFICE PRODUCTS COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1--BUSINESS ORGANIZATION

    U.S. Office Products Company ("U.S. Office Products" and the "Company") was founded in October 1994. The Company is a supplier of a broad range of office and educational products and business services to corporate, commercial, industrial and educational customers. The Company operates throughout the United States, as well as in New Zealand, Australia and Canada and, through a 49% owned affiliate, in the United Kingdom.

NOTE 2--FORMATION OF COMPANY

    Concurrent with the closing of its initial public offering in February 1995, the Company acquired four companies (the "Combined Companies") for a combination of its common stock and cash and acquired two companies in business combinations accounted for under the purchase method. Because of the substantial ongoing interest of the stockholders of the Combined Companies in U.S. Office Products, the assets and liabilities of the Combined Companies were combined on a historical cost basis. The capital stock of the Combined Companies is included in additional paid-in capital.

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The accompanying consolidated financial statements and related notes to consolidated financial statements include the accounts of U.S. Office Products, the Combined Companies and the companies acquired in business combinations accounted for under the purchase method (the "Purchased Companies") from their respective acquisition dates and give retroactive effect to the results of the companies acquired in business combinations accounted for under the pooling-of-interests method (the "Pooled Companies") for all periods presented.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DEFINITION OF FISCAL YEAR

    As used in these consolidated financial statements and related notes to consolidated financial statements, "fiscal 1997," "fiscal 1996" and "fiscal 1995" refer to the Company's fiscal years ended April 26, 1997 and April 30, 1996 and 1995, respectively. On August 20, 1996, the Company's Board of Directors approved a change in the Company's fiscal year-end, effective for the 1997 fiscal year, from April 30 to the last Saturday in April.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Investments in less than 50% owned entities are accounted for under the equity method. All significant intercompany transactions and accounts are eliminated in consolidation.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASH AND CASH EQUIVALENTS

    The Company considers temporary cash investments with original maturities of three months or less from the date of purchase to be cash equivalents.

CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Receivables arising from sales to customers are not collateralized and, as a result, management continually monitors the financial condition of its customers to reduce the risk of loss.

INVENTORIES

    Inventories are stated at the lower of cost or market with cost determined on a first-in, first-out (FIFO) basis and consist primarily of products held for sale.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost. Additions and improvements are capitalized. Maintenance and repairs are expensed as incurred. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives range from 25 to 40 years for buildings and its components and 3 to 15 years for furniture, fixtures and equipment. Property and equipment leased under capital leases is being amortized over the lesser of its useful life or its lease terms.

INTANGIBLE ASSETS

    Intangible assets consist primarily of goodwill, which represents the excess of cost over the fair value of assets acquired in business combinations accounted for under the purchase method. Substantially all goodwill is amortized on a straight line basis over estimated useful lives of 25 to 40 years. Management periodically evaluates the recoverability of goodwill, which would be adjusted for a permanent decline in value, if any, by comparing anticipated undiscounted future cash flows from operations to net book value.

TRANSLATION OF FOREIGN CURRENCIES

    Balance sheet accounts of foreign subsidiaries are translated using the year-end exchange rate, and statement of income accounts are translated using the average exchange rate for the year. Translation adjustments are recorded as a separate component of stockholders' equity.

DERIVATIVE FINANCIAL INSTRUMENTS

    The Company's wholly-owned foreign subsidiary has entered into forward foreign currency exchange contracts (the "Exchange Contracts") with counterparties to hedge the exposure of foreign currency fluctuations to the extent permissible by hedge accounting requirements. In order to qualify for hedge accounting, a foreign currency transaction must be designated as, and effective as, a hedge of a firm foreign currency commitment or an existing foreign currency denominated asset or liability. Gains and losses on Exchange Contracts designated to firm foreign currency commitments are deferred and accounted for as an adjustment to the purchase price of the asset, while gains and losses on Exchange Contracts designated

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) to an underlying asset or liability are reported as other income or loss in the Company's financial statements. The offsetting transaction loss or gain resulting from the foreign currency denominated asset or liability is also reflected in other income or loss in the Company's financial statements. At April 26, 1997, the Exchange Contracts, in the notional amount of $3,319, hedge certain foreign currency denominated firm purchase commitments. The Exchange Contracts generally have maturity dates of 60 days or less. Discounts or premiums on the Exchange Contracts are amortized over the life of the contracts.

    The Company's wholly-owned foreign subsidiary also entered into interest rate swap agreements (the "Swap Agreements") with counterparties to convert the interest rates associated with certain outstanding debt from variable rates to fixed rates. In order to qualify for hedge accounting, an interest rate swap must be designated to a specific debt and there must be a high correlation between the interest rate component of the value of the swap and changes in the variable interest rates on the underlying debt. The Swap Agreements were specifically designated and were fully correlated with changes in the variable interest rates on the underlying debt. The notional amount of the Swap Agreements was $43,000 at April 30, 1996. Amounts to be paid or received under the Swap Agreements are accrued as interest rates change and are recognized over the life of the Swap Agreements as an adjustment to interest expense. During fiscal 1997, the Swap Agreements were terminated at the time of the extinguishment of the underlying debt, resulting in a loss of $117 and was included in other income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of the Company's financial instruments has been determined using the following methods and assumptions:

- The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value;

- The fair values of the 5 1/2% Convertible Subordinated Notes due 2001 and the 5 1/2% Convertible Subordinated Notes due 2003 are based on quoted market prices;

- The carrying amounts of the Company's debt, other than the 5 1/2% Convertible Subordinated Notes due 2001 and the 5 1/2% Convertible Subordinated Notes due 2003, approximate fair value, estimated by discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

INCOME TAXES

    Income taxes have been computed utilizing the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Certain companies acquired in pooling-of-interests transactions elected to be taxed as Subchapter S corporations, and accordingly, no federal income taxes were recorded by those companies for periods prior to their acquisition by U.S. Office Products.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
TAXES ON UNDISTRIBUTED EARNINGS

    No provision is made for U.S. income taxes on earnings of subsidiary companies which the Company controls but does not include in the consolidated federal income tax return since it is management's practice and intent to permanently reinvest the earnings of these subsidiaries.

REVENUE RECOGNITION

    Revenue is recognized upon the delivery of products or upon the completion of services provided to customers as no additional obligations to the customers exist. The Company also leases equipment to customers under both short-term and long-term lease agreements. Revenue related to short-term leases is recognized on a monthly basis over the life of the lease. Certain long-term leases qualify as sales-type leases and, accordingly, the present value of the future lease payments is recognized as income upon delivery of the equipment to the customer.

    The Company, through its wholly-owned subsidiary Mail Boxes Etc. ("MBE"), enters into area and individual franchise agreements in the United States and master license agreements in other countries. Area franchise agreements grant the area franchisee the exclusive right to market individual franchise centers for the Company in the area franchisee's territory. The area franchisee generally receives a commission on the individual franchises sold as well as a share of the royalties earned by the Company from centers in the area franchisee's territory. Individual franchise agreements grant the individual franchisee the exclusive right to open and operate a franchise center in the individual franchisee's territory.

    Franchise fee revenue is recognized upon the completion of all significant initial services provided to the franchisee, area franchisee or master licensee and upon satisfaction of all material conditions of the franchise agreement, area franchise agreement or master license. For individual franchise sales, the significant initial obligations that must be completed before any revenue is recognized are: the site is located, a store lease is in place, the franchise agreement has been signed, the store design and layout is complete, all manuals and systems have been provided, and training at MBE is complete. For area franchise sales, the significant initial obligations that must be completed before any revenue is recognized are: all operating manuals are provided, training is completed and a pilot center is opened. For master license agreements, the significant obligations that must be completed before any revenue is recognized are: all operating manuals are provided and training is completed. Revenue is recognized using the installment method when the revenue is collectible over an extended period and no reasonable basis exists for estimating collectibility.

    On a monthly basis, all individual franchisees are required to pay royalty and marketing fees to the Company based upon a percentage of each franchisee's sales (as defined). Such fees are recognized as revenue based upon reported or estimated sales activity by the franchisees. Revenue from sales of supplies and equipment is recognized when orders are shipped, or the lease is completed, whichever is later.

COST OF REVENUES

    Vendor rebates are recognized on an accrual basis in the period earned and are recorded as a reduction to cost of revenues. Delivery and occupancy costs are included in cost of revenues.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NON-RECURRING ACQUISITION COSTS

    Non-recurring acquisition costs represent acquisition costs incurred by the Company in business combinations accounted for under the pooling-of-interests method. These costs include legal and accounting fees, investment banking fees, recognition of transaction related obligations and various other acquisition related costs.

RESTRUCTURING COSTS

    The Company records the costs of consolidating existing Company facilities into acquired operations, including the external costs and liabilities to close redundant Company facilities and severance costs related to the Company's employees in accordance with EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)."

ACCRUED ACQUISITION COSTS

    The Company accrues the direct external costs incurred in conjunction with the consummation of business combinations and the costs incurred to consolidate acquired operations into existing Company facilities, including the external costs and liabilities to close redundant facilities and severance and relocation costs related to the acquired entity's employees in accordance with EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

ADVERTISING COSTS

    The Company expenses advertising costs when the advertisement occurs. Advertising costs are included in the Consolidated Statement of Income as a component of selling, general and administrative expenses. During fiscal 1995, 1996 and 1997, the Company incurred advertising expenses of $3,309, $7,233 and $14,355, respectively.

NET INCOME PER SHARE

    Net income per share is calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share."

NEW ACCOUNTING PRONOUNCEMENTS

    The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 did not have a material effect on the Company's consolidated operating results or financial position.

    The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," during fiscal 1997. Under the provisions of SFAS 123, companies can elect to account for stock-based compensation plans using a fair-value based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in APB Opinion No. 25. The Company has elected to continue using the intrinsic value method to account for stock-based compensation plans. Pro forma disclosures of net

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) income and net income per share, as if the fair value-based method of accounting defined in SFAS 123 has been applied, are presented in Note 15.

UNAUDITED INTERIM FINANCIAL DATA

    In the opinion of management, the Company has made all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial condition of the Company as of January 24, 1998 and the results of operations and of cash flows for the nine months ended January 25, 1997 and January 24, 1998, as presented in the accompanying unaudited consolidated financial data.

NOTE 4--STRATEGIC RESTRUCTURING PLAN

    In January 1998, the Company's Board of Directors (the "Board") approved a comprehensive restructuring plan (the "Strategic Restructuring Plan"). The principal elements of the Strategic Restructuring Plan are (i) a self-tender offer by the Company (the "Equity Self-Tender") to purchase 37,037 shares of Company common stock (including shares that may be issued on exercise of stock options) at $27.00 per share and the incurrence of significant additional debt to pay a portion of the purchase price of the shares in the Equity Self Tender;
(ii) after acceptance of shares in the Equity Self Tender, the pro rata distribution to U.S. Office Products stockholders of shares of four companies (the "Spin-Off Companies") that will conduct the Company's current print management, corporate travel services, educational supplies and technology solutions businesses (the "Distributions"); and (iii) following acceptance of shares in the Equity Self Tender and the record date for the Distributions, the sale to an affiliate of an investment fund managed by Clayton, Dubilier & Rice, Inc. ("Investor") of equity interests in U.S. Office Products. In these transactions, Investor will not acquire any equity interest in the Spin-Off Companies. The Distributions are expected to be tax-free to both the Company and its stockholders (except for any cash in lieu of fractional shares received by stockholders). As part of the financing for the Strategic Restructuring Plan, the Company is expanding its bank credit facility, issuing new subordinated indebtedness and offering to repurchase or reduce the conversion price on convertible notes previously issued. The Company expects the Strategic Restructuring Plan to be completed in the second calendar quarter of 1998. The transactions are subject to a number of conditions, including financing, approval of the Company's stockholders and receipt of regulatory approvals.

DISCONTINUED OPERATIONS

    As a result of the Strategic Restructuring Plan, the Spin-Off Companies are reflected as discontinued operations for all periods presented in the Company's consolidated financial statements. The income from discontinued operations included in the consolidated statement of income represents the sum of the results

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 4--STRATEGIC RESTRUCTURING PLAN (CONTINUED) of the Company's Print Management, Corporate Travel Services, Educational Supplies and Technology Solutions divisions for the periods presented and is summarized as follows:

                                                               CORPORATE                                TOTAL
                                                    PRINT        TRAVEL    EDUCATIONAL  TECHNOLOGY   DISCONTINUED
                                                  MANAGEMENT    SERVICES    SUPPLIES     SOLUTIONS    OPERATIONS
                                                 ------------  ----------  -----------  -----------  ------------
FISCAL 1995:
  Revenues.....................................   $  139,732   $   34,569   $ 119,510    $  88,999    $  382,810
  Operating income.............................        5,571        2,905       4,479        8,199        21,154
  Income before provision for income taxes.....        3,982        2,992       1,558        8,097        16,629
  Provision for income taxes...................          317           18         218          401           954
  Income from discontinued operations,
    net of income taxes........................        3,665        2,974       1,340        7,696        15,675
FISCAL 1996:
  Revenues.....................................   $  314,999   $   45,267   $ 150,343    $ 114,293    $  624,902
  Operating income.............................       12,455        3,068       2,484        9,252        27,259
  Income (loss) before provision for (benefit
    from) income taxes.........................        6,933        2,863      (3,194)      10,631        17,233
  Provision for (benefit from) income taxes....          (33)         565         173          750         1,455
  Income (loss) from discontinued operations,
    net of income taxes........................        6,966        2,298      (3,367)       9,881        15,778

FISCAL 1997:
  Revenues.....................................   $  334,220   $   57,677   $ 191,746    $ 136,278    $  719,921
  Operating income.............................       16,426        5,668      10,295       11,198        43,587
  Income before provision for income taxes.....       11,224        5,450       6,375       10,914        33,963
  Provision for (benefit from) income taxes....        3,651        1,353      (2,034)       4,193         7,163
  Income from discontinued operations,
    net of income taxes........................        7,573        4,097       8,409        6,721        26,800

NINE MONTHS ENDED JANUARY 25, 1997
(UNAUDITED):
  Revenues.....................................   $  244,764   $   41,527   $ 159,977    $ 101,295    $  547,563
  Operating Income.............................       14,750        3,105      10,839        8,448        37,142
  Income before provision for income taxes.....       10,259        3,031       7,878        8,182        29,350
  Provision for income taxes...................        2,249          551       4,085        2,054         8,939
  Income from discontinued operations net of
    income taxes...............................        8,010        2,480       3,793        6,128        20,411

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 4--STRATEGIC RESTRUCTURING PLAN (CONTINUED)

                                                               CORPORATE                                TOTAL
                                                    PRINT        TRAVEL    EDUCATIONAL  TECHNOLOGY   DISCONTINUED
                                                  MANAGEMENT    SERVICES    SUPPLIES     SOLUTIONS    OPERATIONS
                                                 ------------  ----------  -----------  -----------  ------------
NINE MONTHS ENDED JANUARY 24, 1998
(UNAUDITED):
  Revenues.....................................   $  257,777   $   80,707   $ 247,880    $ 142,512    $  728,876
  Operating Income.............................       14,028        5,719      21,349       11,630        52,726
  Income before provision for income taxes.....       12,577        5,522      16,916       11,644        46,659
  Provision for income taxes...................        5,629        2,794       7,734        5,038        21,195
  Income from discontinued operations net of
    income taxes...............................        6,948        2,728       9,182        6,606        25,464

    The results of the Spin-Off Companies include allocations of interest expense, at U.S. Office Products' weighted average interest rates, based upon the average intercompany debt outstanding during the periods presented. Intercompany debt allocated to the Spin-Off Companies generally is comprised of funding provided to the Spin-Off Companies by U.S. Office Products for acquisitions and acquisition related expenses, repayments of long-term and short-term debt of acquired companies, payments of direct operating expenses of the Spin-Off Companies and the net results of daily advances and sweeps of cash by the Company to keep each Spin-Off Company's cash balance at or near zero on a daily basis. To the extent that the sum of the intercompany funding and third-party debt outstanding exceeded the amount of debt to be allocated to the Spin-Off Companies pursuant to the investment agreement with Investor, such excess amounts have been characterized as divisional equity. The results of the Spin-Off Companies do not include any allocations of corporate overhead from U.S. Office Products during the periods presented.

    The other net assets of the discontinued operations included in the Company's consolidated balance sheet represent the sum of the net assests of the Company's Print Management, Corporate Travel Services, Educational Supplies and Technology Solutions divisions for the periods presented and are summarized as follows:

                                                               CORPORATE                                 TOTAL
                                                    PRINT        TRAVEL    EDUCATIONAL   TECHNOLOGY   DISCONTINUED
                                                  MANAGEMENT    SERVICES     SUPPLIES     SOLUTIONS    OPERATIONS
                                                 ------------  ----------  ------------  -----------  ------------
APRIL 30, 1996:
  Current assets...............................   $   78,071   $    6,103   $   38,557    $  25,640    $  148,371
  Property, plant and equipment, net...........       32,703        7,948        7,647        1,756        50,054
  Intangible assets, net.......................          879        5,456        7,142                     13,477
  Other assets.................................        6,029          539          777          875         8,220
  Current liabilities..........................      (56,532)      (7,402)     (42,670)     (22,344)     (128,948)
  Long-term liabilities........................      (34,065)      (6,869)     (15,766)        (800)      (57,500)
                                                 ------------  ----------  ------------  -----------  ------------
    Other net assets of discontinued
      operations...............................   $   27,085   $    5,775   $   (4,313)   $   5,127    $   33,674
                                                 ------------  ----------  ------------  -----------  ------------
                                                 ------------  ----------  ------------  -----------  ------------

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 4--STRATEGIC RESTRUCTURING PLAN (CONTINUED)

                                                               CORPORATE                                 TOTAL
                                                    PRINT        TRAVEL    EDUCATIONAL   TECHNOLOGY   DISCONTINUED
                                                  MANAGEMENT    SERVICES     SUPPLIES     SOLUTIONS    OPERATIONS
                                                 ------------  ----------  ------------  -----------  ------------
APRIL 26, 1997:
  Current assets...............................   $   81,310   $    6,935   $   55,709    $  30,542    $  174,496
  Property, plant and equipment, net...........       34,175        7,953       14,478        2,164        58,770
  Intangible assets, net.......................          705        7,112       20,824                     28,641
  Other assets.................................        7,807          581          359        2,005        10,752
  Current liabilities..........................      (66,413)     (11,886)     (39,712)     (20,530)     (138,541)
  Long-term liabilities........................       (7,208)      (5,218)     (35,052)      (3,218)      (50,696)
                                                 ------------  ----------  ------------  -----------  ------------
    Other net assets of discontinued
      operations...............................   $   50,376   $    5,477   $   16,606    $  10,963    $   83,422
                                                 ------------  ----------  ------------  -----------  ------------
                                                 ------------  ----------  ------------  -----------  ------------
JANUARY 24, 1998 (UNAUDITED):
  Current assets...............................   $   85,326   $   22,609   $   86,676    $  64,618    $  259,229
  Property, plant and equipment, net...........       31,063       19,406       20,489        5,074        76,032
  Intangible assets, net.......................        1,995       85,525       94,651       63,891       246,062
  Other assets.................................        8,473        1,002        2,595          508        12,578
  Current liabilities..........................      (58,449)     (20,236)     (35,529)     (31,252)     (145,466)
  Long-term liabilities........................      (10,530)     (15,957)     (63,307)     (12,558)     (102,352)
                                                 ------------  ----------  ------------  -----------  ------------
    Other net assets of discontinued
      operations...............................   $   57,878   $   92,349   $  105,575    $  90,281    $  346,083
                                                 ------------  ----------  ------------  -----------  ------------
                                                 ------------  ----------  ------------  -----------  ------------

    The amounts to become receivable upon the Distributions reflected in the unaudited January 24, 1998 Consolidated Balance Sheet are expected to be recovered from the Spin-Off Companies in connection with the Distributions.

PURCHASE ACCOUNTING RESTATEMENT

    On December 24, 1997, the Company filed a Current Report on Form 8-K with the Securities and Exchange Commission which included audited supplemental consolidated financial statements (the "Supplemental Financial Statements"). The Supplemental Financial Statements gave retroactive effect to 20 fiscal 1998 business combinations, including the Mail Boxes Etc. acquisition, which were originally accounted for under the pooling-of-interests method.

    As a result of the Strategic Restructuring Plan and as required by generally accepted accounting principles, the Company has restated its consolidated financial statements for all periods to account for these acquisitions (as well as two subsequent business combinations originally accounted for under the pooling-of-interests method) under the purchase method. In relation to amounts reflected in the Supplemental Financial Statements, this restatement and the reclassification of assets and liabilities for discontinued operations, as discussed above, had the combined effect of reducing the Company's reported total assets at April 26, 1997 by $267,430 and reported net income for fiscal 1995, 1996 and 1997 by $10,602 (or $0.23 per share), $14,998 (or $0.22 per share) and $17,811 (or $0.20 per share), respectively. Additionally, the restatement of the 22 business combinations as purchase transactions gave rise to approximately

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 4--STRATEGIC RESTRUCTURING PLAN (CONTINUED)
$422.8 million of goodwill, associated with both continuing and discontinued operations, during the nine months ended January 24, 1998.

NOTE 5--BUSINESS COMBINATIONS

POOLING-OF-INTERESTS METHOD

    In fiscal 1996 and 1997, the Company issued 8,440,852 and 22,108,776 shares of common stock, respectively, to acquire 14 companies (the "1996 Poolings") and 40 companies, including 25 companies related to the continuing operations (the "1997 Poolings"), respectively, in business combinations accounted for under the pooling-of-interests method. The Company's consolidated financial statements give retroactive effect to the acquisitions of the Pooled Companies for all periods presented. Certain of the Pooled Companies previously reported on fiscal years ending other than April 30, 1996 and April 26, 1997.

    Commencing on May 1, 1995 and 1996, the year-ends of the 1996 Poolings and the 1997 Poolings were changed to April 30, 1996 and April 26, 1997, respectively, resulting in adjustments to retained earnings of $2,235, $8,898 and $286 during fiscal 1995, 1996 and 1997, respectively. Following is a summary of the results related to the adjustments to retained earnings:

                                                                                     FOR THE FISCAL YEAR ENDED
                                                                                 ---------------------------------
                                                                                 APRIL 30,  APRIL 30,   APRIL 26,
                                                                                   1995        1996        1997
                                                                                 ---------  ----------  ----------
Revenues.......................................................................  $  55,126  $  245,737  $   (9,907)
Costs and expenses.............................................................     52,891     236,839     (10,193)
                                                                                 ---------  ----------  ----------
    Net adjustment.............................................................  $   2,235  $    8,898  $      286
                                                                                 ---------  ----------  ----------
                                                                                 ---------  ----------  ----------

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 5--BUSINESS COMBINATIONS (CONTINUED)
    The following presents the separate results, in each of the periods presented, of U.S. Office Products (excluding the results of Pooled Companies prior to the dates on which they were acquired), and the Pooled Companies up to the dates on which they were acquired:

                                                                          U.S. OFFICE      POOLED
                                                                            PRODUCTS     COMPANIES      COMBINED
                                                                          ------------  ------------  ------------
FOR THE YEAR ENDED APRIL 30, 1995:
  Revenues..............................................................  $    120,479  $    538,015  $    658,494
  Income from continuing operations before extraordinary items..........  $      1,514  $     13,978  $     15,492

FOR THE YEAR ENDED APRIL 30, 1996:
  Revenues..............................................................  $    488,670  $    572,858  $  1,061,528
  Income from continuing operations before extraordinary items..........  $      7,828  $     11,271  $     19,099

FOR THE YEAR ENDED APRIL 26, 1997:
  Revenues..............................................................  $  1,906,496  $    209,458  $  2,115,954
  Income from continuing operations before extraordinary items..........  $     27,978  $      3,960  $     31,938

FOR THE NINE MONTHS ENDED JANUARY 25, 1997 (UNAUDITED):
  Revenues..............................................................  $  1,300,421  $    197,899  $  1,498,320
  Income from continuing operations before extraordinary items..........  $     19,677  $      5,716  $     25,393

FOR THE NINE MONTHS ENDED JANUARY 24, 1998 (UNAUDITED):
  Revenues..............................................................  $  1,930,113  $             $  1,930,113
  Income from continuing operations before extraordinary items..........  $     37,236  $             $     37,236

PURCHASE METHOD

    In fiscal 1995, in addition to the acquisitions of the Combined Companies, the Company made six acquisitions, including five related to continuing operations, accounted for under the purchase method for an aggregate purchase price of $29,849, consisting of $18,099 of cash, $3,000 of notes payable and 1,312,500 shares of common stock with a market value of $8,750. The total assets related to these six acquisitions were $72,192, including goodwill of $21,079. The results of these acquisitions have been included in the Company's results from their respective dates of acquisition.

    In fiscal 1996, the Company made 34 acquisitions, including 31 related to continuing operations, accounted for under the purchase method for an aggregate purchase price of $206,937, consisting of $130,178 of cash, $8,141 of debt and 11,120,163 shares of common stock with a market value of $68,618. The total assets related to these 34 acquisitions were $414,113, including goodwill of $127,870. The results of these acquisitions have been included in the Company's results from their respective dates of acquisition.

    In fiscal 1997, the Company made 77 acquisitions, including 71 related to continuing operations, accounted for under the purchase method for an aggregate purchase price of $520,891 consisting of $354,811 of cash, and 8,685,450 shares of common stock with a market value of $166,080. The total assets related to these 77 acquisitions were $861,647, including goodwill of $506,386. The results of these acquisitions have been included in the Company's results from their respective dates of acquisition.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 5--BUSINESS COMBINATIONS (CONTINUED)
    The following presents the unaudited pro forma results of operations of the Company for the fiscal years ended April 30, 1996 and April 26, 1997 and includes the Company's consolidated financial statements, which give retroactive effect to the acquisitions of the Pooled Companies for all periods presented, and the results of the Purchased Companies as if all such purchase acquisitions had been made at the beginning of fiscal 1996. The results presented below include certain pro forma adjustments to reflect the amortization of intangible assets, adjustments in executive compensation and the inclusion of a federal income tax provision on all earnings:

                                                                              FOR THE FISCAL YEAR ENDED
                                                                              --------------------------
                                                                               APRIL 30,     APRIL 26,
                                                                                  1996          1997
                                                                              ------------  ------------
Revenues....................................................................  $  2,413,720  $  2,496,519
Income from continuing operations before extraordinary items................        35,361        48,825
Income per share from continuing operations before extraordinary items......          0.30          0.42

    The unaudited pro forma results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisitions occurred at the beginning of fiscal 1996 or the results which may occur in the future.

EQUITY INVESTMENT IN AFFILIATE

    In November 1996, the Company acquired a 49% equity interest in Dudley Stationery Limited ("Dudley"), which is being accounted for under the equity method. Under the terms of the agreement, the Company agreed to invest approximately $80 million for working capital into Dudley over a two-year period. The Company has currently invested approximately $41.3 million of the total $80 million in Dudley which is included in other assets on the Consolidated Balance Sheet. The Company has included its share of Dudley's net income as a component of other income on the Consolidated Statement of Income.

NOTE 6--ACCRUED ACQUISITION COSTS

    In conjunction with the acquisitions of the fiscal 1997 Purchased Companies, the Company accrued the direct external costs incurred in conjunction with the consummation of the acquisitions and the costs to consolidate acquired operations into existing Company facilities, including the external costs associated with closing redundant facilities of acquired companies, and severance and relocation costs related to the acquired companies' employees.

    As of the consummation date of an acquisition, the Company begins to assess and formulate a plan to exit activities of the acquired companies. Typically, this involves evaluating the facilities of the Company and the acquired companies in the specific geographic areas, determining which of the acquired facilities will be exited and identifying employee groups that will be terminated or relocated. In most cases, the facilities are closed and the employees terminated within one year of the completion of the plan.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 6--ACCRUED ACQUISITION COSTS (CONTINUED)
    The following table sets forth the Company's accrued acquisition costs for the periods ended April 30, 1996, April 26, 1997 and January 24, 1998:

                                                             EMPLOYEE     DISPOSAL OF
                                               REDUNDANT    SEVERANCE &    ASSETS &
                                              FACILITIES    RELOCATION       OTHER       TOTAL
                                              -----------  -------------  -----------  ---------
Balance at April 30, 1996...................   $             $             $           $
  Additions.................................       1,593         2,484         6,712      10,789
                                              -----------       ------    -----------  ---------
Balance at April 26, 1997...................       1,593         2,484         6,712      10,789
Unaudited data:

  Additions.................................                     1,442         3,244       4,686
  Utilizations..............................        (256)         (141)       (5,400)     (5,797)
                                              -----------       ------    -----------  ---------
Balance at January 24, 1998.................   $   1,337     $   3,785     $   4,556   $   9,678
                                              -----------       ------    -----------  ---------
                                              -----------       ------    -----------  ---------

NOTE 7--RESTRUCTURING COSTS

    The Company records the costs of consolidating existing Company facilities into acquired operations, including the external costs and liabilities to close redundant Company facilities and severance and relocation costs related to the Company's employees. The following table sets forth the Company's accrued restructuring costs for the periods ended April 30, 1996, April 26, 1997 and January 24, 1998:

                                             FACILITY       SEVERANCE    OTHER ASSET
                                            CLOSURE AND        AND       WRITE- DOWNS
                                           CONSOLIDATION  TERMINATIONS    AND COSTS     TOTAL
                                           -------------  -------------  -----------  ---------
Balance at April 30 1995:
  Additions..............................                                 $     682   $     682
  Utilizations...........................                                      (682)       (682)
                                                ------          -----    -----------  ---------

Balance at April 30, 1996................
  Additions..............................        1,337            308         2,556       4,201
  Utilizations...........................         (302)          (229)       (2,150)     (2,681)
                                                ------          -----    -----------  ---------

Balance at April 26, 1997................        1,035             79           406       1,520
Unaudited data:
  Utilizations...........................         (937)           (79)         (348)     (1,364)
                                                ------          -----    -----------  ---------

Balance at January 24, 1998..............    $      98      $             $      58   $     156
                                                ------          -----    -----------  ---------
                                                ------          -----    -----------  ---------

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 8--PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                                  APRIL 30,   APRIL 26,
                                                                                    1996         1997
                                                                                 -----------  ----------
Land...........................................................................  $     4,878  $   31,934
Buildings......................................................................       32,140      44,814
Furniture and fixtures.........................................................       42,340     121,701
Warehouse equipment............................................................       23,290      24,726
Equipment under capital leases.................................................        7,308       8,602
Leasehold improvements.........................................................        8,653      16,107
                                                                                 -----------  ----------
                                                                                     118,609     247,884
Less: Accumulated depreciation.................................................      (41,080)    (65,251)
                                                                                 -----------  ----------
Net property and equipment.....................................................  $    77,529  $  182,633
                                                                                 -----------  ----------
                                                                                 -----------  ----------

    Depreciation expense for fiscal years 1995, 1996 and 1997 was $4,906, $7,926 and $20,699, respectively.

NOTE 9--INTANGIBLE ASSETS

Intangible assets consist of the following:

                                                                   APRIL 30,   APRIL 26,   JANUARY 24,
                                                                      1996        1997         1998
                                                                   ----------  ----------  ------------
                                                                                           (UNAUDITED)
Goodwill.........................................................  $  136,338  $  625,074   $  928,365
Other............................................................       2,549       3,063        3,915
                                                                   ----------  ----------  ------------
                                                                      138,887     628,137      932,280
Less: Accumulated amortization...................................      (3,747)    (16,663)     (28,558)
                                                                   ----------  ----------  ------------
                                                                   $  135,140  $  611,474   $  903,722
                                                                   ----------  ----------  ------------
                                                                   ----------  ----------  ------------

    Amortization expense for fiscal years 1995, 1996, 1997 and the nine months ended January 24, 1998 was $801, $2,711, $12,416 and $13,830, respectively.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 10--CREDIT FACILITIES

SHORT-TERM DEBT

    Short-term debt consists of the following:

                                                                                            APRIL 30,   APRIL 26,
                                                                                               1996        1997
                                                                                            ----------  ----------
        Credit facilities with banks, average interest rates of 7.6% at April 26, 1997 and
          7.8% at April 30, 1996..........................................................  $    1,020  $  140,090
        Annual renewal loans provided by banks and other financial institutions of foreign subsidiary secured by lease receivables of foreign subsidiary.  Interest rates
          ranging from 7.8% to 10.2% at April 30, 1996....................................      67,660
        Bank lines of credit of foreign subsidiary operations secured by assets of those
          operations.  Interest rates ranging from 9.2% to 9.8% at April 30, 1996.........      12,731
        Other.............................................................................       4,749       1,367
        Current maturities of long-term debt..............................................       8,014       2,668
                                                                                            ----------  ----------
              Total short-term debt.......................................................  $   94,174  $  144,125
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    The Company currently has an agreement under which a syndicate of financial institutions, led by Bankers Trust Company, as Agent (the "Bank"), is providing the Company with a $500 million credit facility (the "Credit Facility") bearing interest, at the Company's option, at the Bank's base rate plus an applicable margin of up to 1.25%, or a eurodollar rate plus an applicable margin of up to 2.5%. The availability under the Credit Facility is subject to certain sublimits including $100 million for working capital loans and $400 million for acquisition loans. The Credit Facility is secured by a majority of the assets of the Company and its subsidiaries and contains customary covenants, including financial covenants with respect to the Company's consolidated leverage and interest coverage ratios, capital expenditures, payment of dividends and purchases and sales of assets, and customary default provisions, including provisions related to non-payment of principal and interest, default under other debt agreements and bankruptcy. The Company was in compliance with or obtained waivers relating to these covenants at April 26, 1997. At April 26, 1997, the balance outstanding under the Credit Facility was $140,090 and included five eurodollar contracts, expiring within 30 days, totaling $105,000 at an average interest rate of 7.2%.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 10--CREDIT FACILITIES (CONTINUED)
LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                                            APRIL 30,   APRIL 26,
                                                                                               1996        1997
                                                                                            ----------  ----------
        Convertible Subordinated Notes due 2003, interest at 5 1/2%, convertible into shares of common stock at any time prior to maturity at a conversion price of
          $31.60 per share, subject to adjustment in certain events.......................              $  230,000
        Convertible Subordinated Notes due 2001, interest at 5 1/2%, convertible into shares of common stock at any time prior to maturity at a conversion price of
          $19.00 per share, subject to adjustment in certain events.......................  $  143,750     143,750
        Notes payable, secured by certain assets of the Company, interest rates ranging
          from 8.0% to 10.0%, maturities from October 1996 through 2003...................      13,384
        Other.............................................................................      22,370       3,610
        Capital lease obligations.........................................................       4,740       5,517
                                                                                            ----------  ----------
                                                                                               184,244     382,877
        Less: Current maturities of long-term debt........................................      (8,014)     (2,668)
                                                                                            ----------  ----------
              Total long-term debt........................................................  $  176,230  $  380,209
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    The 2003 Notes are redeemable, in whole or in part, at the Company's option at specified redemption prices on or after May 22, 1998, but may not be redeemed prior to May 15, 1999 unless the closing price of the common stock is at least 150% of the conversion price for a period of time prior to the notice of redemption. Costs incurred in connection with the issuance of the 2003 Notes are included in other assets and are being amortized over the seven year period of maturity. The fair value of the 2003 Notes at April 26, 1997, based upon quoted market prices, totaled $184,000.

    The 2001 Notes are redeemable, in whole or in part, at the Company's option at specified redemption prices on or after February 3, 1998, but may not be redeemed prior to February 2, 1999 unless the closing price of the common stock is at least 150% of the conversion price for a period of time prior to the notice of redemption. Costs incurred in connection with the issuance of the 2001 Notes are included in other assets and are being amortized over the five year period of maturity. The fair value of the 2001 Notes at April 26, 1997, based upon quoted market prices, totaled $147,344.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 10--CREDIT FACILITIES (CONTINUED)
MATURITIES OF LONG-TERM DEBT

    Maturities on long-term debt, including capital lease obligations, are as follows:

1998..............................................................  $   2,668
1999..............................................................      2,211
2000..............................................................      1,524
2001..............................................................    144,436
2002..............................................................        219
Thereafter........................................................    231,819
                                                                    ---------
                                                                    $ 382,877
                                                                    ---------
                                                                    ---------

NOTE 11--INCOME TAXES

    Domestic and foreign income from continuing operations before provision for income taxes and extraordinary items consist of the following:

                                                                                      FOR THE FISCAL YEAR ENDED
                                                                                   -------------------------------
                                                                                   APRIL 30,  APRIL 30,  APRIL 26,
                                                                                     1995       1996       1997
                                                                                   ---------  ---------  ---------
Domestic.........................................................................  $  16,099  $  22,139  $  38,024
Foreign..........................................................................      2,193      2,992     21,853
                                                                                   ---------  ---------  ---------
      Total......................................................................  $  18,292  $  25,131  $  59,877
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    The provision for income taxes consists of:

                                                                                      FOR THE FISCAL YEAR ENDED
                                                                                   -------------------------------
                                                                                   APRIL 30,  APRIL 30,  APRIL 26,
                                                                                     1995       1996       1997
                                                                                   ---------  ---------  ---------
Income taxes currently payable:
    Federal......................................................................  $   2,126  $   4,632  $  18,776
    State........................................................................        232        351      1,987
    Foreign......................................................................        809      1,245      8,211
                                                                                   ---------  ---------  ---------
                                                                                       3,167      6,228     28,974
                                                                                   ---------  ---------  ---------
Deferred income tax expense (benefit)............................................       (367)      (196)    (1,035)
                                                                                   ---------  ---------  ---------
      Total provision for income taxes...........................................  $   2,800  $   6,032  $  27,939
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 11--INCOME TAXES (CONTINUED)
    Deferred taxes are comprised of the following:

                                                                                               APRIL 30,  APRIL 26,
                                                                                                 1996       1997
                                                                                               ---------  ---------
Current deferred tax assets:
  Inventory..................................................................................  $   1,386  $     708
  Allowance for doubtful accounts............................................................      1,325      1,253
  Accrued liabilities........................................................................      2,971      6,091
                                                                                               ---------  ---------
      Total current deferred tax assets......................................................      5,682      8,052
                                                                                               ---------  ---------

Long-term deferred tax liabilities:
  Property and equipment.....................................................................     (4,457)    (2,357)
  Intangible assets..........................................................................     (1,063)      (961)
  Internal Revenue Service tax assessment....................................................     (3,383)    (3,383)
  Other......................................................................................      2,717      4,243
                                                                                               ---------  ---------
    Total long-term deferred tax liabilities.................................................     (6,186)    (2,458)
                                                                                               ---------  ---------
    Net deferred tax asset (liability).......................................................  $    (504) $   5,594
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    The Internal Revenue Service ("IRS") tax assessment relates to the deferral of a gain on the sale of land and a building by a subsidiary of the Company. The IRS has determined that a portion of the gain recorded by the subsidiary does not qualify for deferral and has assessed the Company additional taxes. The subsidiary has recorded a deferred tax liability, including interest, as a result of the assessment. The Company has filed an appeal with the IRS relating to the above assessment; however, the IRS has not yet responded to the appeal.

    The Company's effective income tax rate varied from the U.S. federal statutory tax rate as follows:

                                                                                           FOR THE FISCAL YEAR ENDED
                                                                                     -------------------------------------
                                                                                      APRIL 30,    APRIL 30,    APRIL 26,
                                                                                        1995         1996         1997
                                                                                     -----------  -----------  -----------
U.S. federal statutory rate........................................................         35.0%        35.0%        35.0%
State income taxes, net of federal income tax benefit..............................          1.3          1.4          3.3
Subchapter S corporation income not subject to
  corporate level taxation.........................................................        (27.2)       (26.1)        (3.3)
Foreign earnings not subject to U.S. taxes.........................................         (4.2)        (4.1)       (12.8)
Nondeductible goodwill.............................................................          2.7          3.7          4.9
Nondeductible acquisition costs....................................................                       8.4          4.7
Foreign taxes......................................................................          4.4          4.9         13.7
Other..............................................................................          3.3          0.8          1.2
                                                                                     -----------  -----------  -----------
Effective income tax rate..........................................................         15.3%        24.0%        46.7%
                                                                                     -----------  -----------  -----------
                                                                                     -----------  -----------  -----------

    Certain Pooled Companies were organized as subchapter S corporations prior to the closing of their acquisitions by the Company and, as a result, the federal tax on their income was the responsibility of their individual stockholders. Accordingly, the specific Pooled Companies provided no federal income tax expense prior to these acquisitions by the Company.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 11--INCOME TAXES (CONTINUED)
    The following unaudited pro forma income tax information is presented in accordance with SFAS 109 as if the specific Pooled Companies had been subject to federal income taxes for the entire periods presented.

                                                                                                  FOR THE FISCAL
                                                                                                    YEAR ENDED
                                                                                                 -----------------
                                                                                                     APRIL 26,
                                                                                                       1997
                                                                                                 -----------------
Income from continuing operations before extraordinary items per consolidated statement of
  income.......................................................................................      $  31,938
Pro forma income tax provision adjustment......................................................          1,976
                                                                                                       -------
Pro forma income from continuing operations before extraordinary items.........................      $  29,962
                                                                                                       -------
                                                                                                       -------

NOTE 12--LEASE COMMITMENTS

    The Company leases various types of retail, warehouse and office facilities and equipment, furniture and fixtures under noncancelable lease agreements which expire at various dates. Future minimum lease payments under noncancelable capital and operating leases are as follows:

                                                                          CAPITAL   OPERATING
                                                                          LEASES      LEASES
                                                                         ---------  ----------
1998...................................................................  $     953  $   46,645
1999...................................................................      1,662      38,434
2000...................................................................      1,055      30,700
2001...................................................................        697      20,514
2002...................................................................        470      15,458
Thereafter.............................................................      3,433      53,778
                                                                         ---------  ----------
Total minimum lease payments...........................................      8,270  $  205,529
                                                                                    ----------
                                                                                    ----------
Less: Amounts representing interest....................................     (2,753)
                                                                         ---------
Present value of net minimum lease payments............................  $   5,517
                                                                         ---------
                                                                         ---------

    Rent expense for all operating leases for fiscal 1995, 1996 and 1997 was $12,587, $19,023 and $40,183, respectively.

NOTE 13--COMMITMENTS AND CONTINGENCIES

LITIGATION

    The Company is, from time to time, a party to litigation arising in the normal course of its business. Management believes that none of this litigation will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

POSTEMPLOYMENT BENEFITS

    The Company has entered into employment agreements with several employees that would result in payments to these employees upon a change of control or certain other events. No amounts have been accrued at April 30, 1996 or April 26, 1997 related to these agreements.

NOTE 14--EMPLOYEE BENEFIT PLANS

    Effective September 1, 1996, the Company implemented the U.S. Office Products 401(k) Retirement Plan (the "401(k) Plan") which allows employee contributions in accordance with Section 401(k) of the Internal Revenue
Code. The Company matches a portion of employee contributions and all full-time employees are eligible to participate in the 401(k) Plan after one year of service. In fiscal 1997, the Company's matching contribution expense was $1,195.

    Certain subsidiaries of the Company have, or had prior to implementation of the 401(k) Plan, qualified defined contribution benefit plans, which allow for voluntary pre-tax contributions by the employees. The subsidiaries paid all general and administrative expenses of the plans and in some cases made matching contributions on behalf of the employees. For fiscal 1995, 1996 and 1997, the subsidiaries incurred expenses totaling $2,023, $2,138 and $1,398, respectively, related to these plans.

NOTE 15--STOCKHOLDERS' EQUITY

EARNINGS PER SHARE

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS"). SFAS No. 128 requires the dual presentation of basic and diluted EPS on the face of the statement of income. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company has adopted SFAS No. 128 during the nine months ended January 24, 1998 and has restated all prior period EPS data. The following information presents the

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 15--STOCKHOLDERS' EQUITY (CONTINUED)
Company's computations of basic and diluted EPS from continuing operations before extraordinary items for the periods presented in the consolidated statement of income.

                                                                              INCOME        SHARES        PER SHARE
                                                                           (NUMERATOR)   (DENOMINATOR)     AMOUNT
                                                                           ------------  -------------  -------------
FISCAL 1995:
  Basic EPS..............................................................   $   15,492        45,562      $     .34
                                                                                                                ---
                                                                                                                ---
  Effect of dilutive employee stock options..............................                        142
                                                                           ------------  -------------
  Diluted EPS............................................................   $   15,492        45,704      $     .34
                                                                           ------------  -------------          ---
                                                                           ------------  -------------          ---
FISCAL 1996:
  Basic EPS..............................................................   $   19,099        67,545      $     .28
                                                                                                                ---
                                                                                                                ---
  Effect of dilutive employee stock options..............................                        829
                                                                           ------------  -------------
  Diluted EPS............................................................   $   19,099        68,374      $     .28
                                                                           ------------  -------------          ---
                                                                           ------------  -------------          ---
FISCAL 1997:
  Basic EPS..............................................................   $   31,938        90,026      $     .35
                                                                                                                ---
                                                                                                                ---
  Effect of dilutive employee stock options..............................                      1,735
                                                                           ------------  -------------
  Diluted EPS............................................................   $   31,938        91,761      $     .35
                                                                           ------------  -------------          ---
                                                                           ------------  -------------          ---
NINE MONTHS ENDED JANUARY 25, 1997 (UNAUDITED):
  Basic EPS..............................................................   $   25,393        85,978      $     .30
                                                                                                                ---
                                                                                                                ---
  Effect of dilutive employee stock options..............................                      1,846
                                                                           ------------  -------------
  Diluted EPS............................................................   $   25,393        87,824      $     .29
                                                                           ------------  -------------          ---
                                                                           ------------  -------------          ---
NINE MONTHS ENDED JANUARY 24, 1998 (UNAUDITED):
  Basic EPS..............................................................   $   37,236       114,758      $     .32
                                                                                                                ---
                                                                                                                ---
  Effect of dilutive employee stock options..............................                      2,427
                                                                           ------------  -------------
  Diluted EPS............................................................   $   37,236       117,185      $     .32
                                                                           ------------  -------------          ---
                                                                           ------------  -------------          ---

    The Company had additional employee stock options and two series of convertible debt securities outstanding during the periods presented that were not included in the computation of diluted EPS because they were anti-dilutive.

COMMON STOCK

    In November 1994, the Board of Directors of the Company approved a one thousand-for-one split of the Company's common stock and changed the par value of common stock from $1 per share to $.001 per share. The consolidated financial statements have been adjusted to reflect the stock split. In February 1996, the Company's stockholders approved the amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 25,000,000 to 100,000,000 shares. In August 1996, the Company's stockholders approved the amendment to the

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 15--STOCKHOLDERS' EQUITY (CONTINUED)
Company's Restated Certified of Incorporation to increase the number of authorized shares of common stock from 100,000,000 to 500,000,000.

    In October 1997, the Board of Directors of the Company approved a three for two split of the Company's common stock. The financial statements give retroactive effect for the split for all periods presented.

STOCK COMPENSATION PLANS

    In October 1994, the Board of Directors and the Company's stockholders approved the Company's 1994 Long-Term Compensation Plan (the "Plan"). The purpose of the Plan is to provide officers, key employees and consultants with additional incentives by increasing their ownership interests in the Company. The maximum number of options to purchase common stock granted in any calendar or fiscal year under the Plan, as amended, is equal to 20% of the aggregate number of shares of the Company's common stock outstanding at the time an award is granted, less, in each case, the number of shares subject to previously outstanding awards under the Plan.

    In August 1996, the Board of Directors and the Company's stockholders approved the Company's 1996 Non-Employee Directors' Stock Plan (the "Directors' Plan"). The purpose of the Directors' Plan is to promote ownership by non-employee directors of a greater proprietary interest in the Company, thereby aligning such directors' interests more closely with the interests of stockholders of the Company. A total of 750,000 shares of common stock has been reserved for issuance under the Directors' Plan. At April 26, 1997, options to acquire 108,000 shares of common stock have been granted under the Directors' Plan.

    The Company applies APB Opinion No. 25 in accounting for its stock option plans. Accordingly, because the exercise prices of the options have equaled the market price on the date of grant, no compensation expense has been recognized for stock options granted. Had compensation cost for the Company's stock options been recognized based upon the fair value of the stock options on the grant date under the methodology prescribed by SFAS 123, the Company's net income and net income per share would have been impacted as indicated in the following table. The pro forma results shown below reflect only the impact of options granted in fiscal 1996 and 1997.

                                                                    FOR THE FISCAL YEAR
                                                                           ENDED
                                                                    --------------------
                                                                    APRIL 30,  APRIL 26,
                                                                      1996       1997
                                                                    ---------  ---------
Income from continuing operations:
  As reported.....................................................  $  18,398  $  30,488
  Pro forma.......................................................     16,339     17,842

Income from continuing operations per share:
  As reported:
    Basic.........................................................  $    0.27  $    0.33
    Diluted.......................................................       0.27       0.33
  Pro forma:
    Basic.........................................................  $    0.24  $    0.20
    Diluted.......................................................       0.24       0.19

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 15--STOCKHOLDERS' EQUITY (CONTINUED)
    The fair value of options granted (which is amortized to expense over the option vesting period in determining the pro forma impact) is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                             1996       1997
                                                                           ---------  ---------
Expected life of option..................................................    7 years    7 years
Risk free interest rate..................................................      6.58%      6.66%
Expected volatility of USOP stock........................................      58.5%      44.0%

    The weighted-average fair value of options granted was $12.44 and $17.06 for fiscal 1996 and 1997, respectively.

    A summary of option transactions follows:

                                                     WEIGHTED-                    WEIGHTED-
                                                      AVERAGE                      AVERAGE
                                                     EXERCISE       OPTIONS       EXERCISE
                                       OPTIONS         PRICE      EXERCISABLE       PRICE
                                     ------------  -------------  ------------  -------------
Balance at April 30, 1994..........       125,498    $    0.45         125,498    $    0.45
  Granted..........................       944,250         5.95
  Canceled.........................       (10,500)        6.67
                                     ------------

Balance at April 30, 1995..........     1,059,248         5.29         177,998         1.89
  Granted..........................     4,146,886        12.55
  Exercised........................       (95,025)        6.25
  Canceled.........................       (24,300)        8.47
                                     ------------

Balance at April 30, 1996..........     5,086,809        11.18         324,798         3.77
  Granted..........................     6,729,165        20.41
  Exercised........................      (197,744)        8.39
  Canceled.........................       (73,444)       12.65
                                     ------------
Balance at April 26, 1997..........    11,544,786    $   16.60       1,598,228    $   10.10
                                     ------------
                                     ------------

    The following table summarizes information about stock options outstanding at April 26, 1997:

                                                WEIGHTED-
                                                 AVERAGE     WEIGHTED-                WEIGHTED-
                                                REMAINING     AVERAGE                  AVERAGE
                                               CONTRACTUAL   EXERCISE     OPTIONS     EXERCISE
RANGE OF EXERCISE PRICES           OPTIONS        LIFE         PRICE     EXERCISABLE    PRICE
-------------------------------  ------------  -----------  -----------  ----------  -----------
$0.45 to $6.67.................       884,498   7.2 years    $    5.09      476,630   $    4.32
$6.68 to $13.33................     2,660,398   7.9 years         9.33      702,303        9.70
$13.34 to $20.00...............     4,234,986   9.3 years        17.55      313,866       16.25
$20.01 to $26.67...............     3,737,004   9.3 years        23.27      105,429       20.65
$26.68 to $29.92...............        27,900   9.1 years        28.13
                                 ------------                            ----------
$0.45 to $29.92................    11,544,786   8.7 years    $   16.60    1,598,228   $   10.10
                                 ------------                            ----------
                                 ------------                            ----------

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 15--STOCKHOLDERS' EQUITY (CONTINUED)
    The options outstanding information includes 125,498, 58,802 and 343,488 options to acquire common stock at exercise prices of $.45, $10.59 and $10.70, respectively, which were granted at certain Pooled Companies prior to their respective acquisitions by the Company.

    Non-qualified options granted to employees are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25% of the shares under option and generally expire ten years from the date of grant.

NOTE 16--SEGMENT REPORTING

GEOGRAPHIC SEGMENTS

    The following table sets forth information as to the Company's operations in its different geographic segments:

                                                                    NEW ZEALAND
                                                         NORTH          AND
                                                        AMERICA      AUSTRALIA       TOTAL
                                                      ------------  ------------  ------------
FISCAL 1995:
  Revenues..........................................  $    629,920   $   28,574   $    658,494
  Operating income..................................        18,133        1,429         19,562
  Identifiable assets of continuing operations at
    year-end........................................       220,878        5,512        226,390

FISCAL 1996:
  Revenues..........................................  $    984,387   $   77,141   $  1,061,528
  Operating income..................................        25,540        3,533         29,073
  Identifiable assets of continuing operations at
    year-end........................................       584,170      188,134        772,304

FISCAL 1997:
  Revenues..........................................  $  1,415,161   $  700,793   $  2,115,954
  Operating income..................................        56,126       28,708         84,834
  Identifiable assets of continuing operations at
    year-end........................................       782,615      753,254      1,535,869

    The amounts listed above as identifiable assets of continuing operations at year-end differ from the total asset amounts presented on the Consolidated Balance Sheet since net assets of discontinued operations of $33,514, $33,674 and $171,122 at April 30, 1995 and 1996 and April 26, 1997, respectively, were excluded from the above analysis but are included in total assets on the Company's Consolidated Balance Sheet.

NOTE 17--QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following presents certain unaudited quarterly financial data. The amounts differ from the amounts previously reported during fiscal 1996 and 1997 in the Company's Quarterly Reports on Form 10-Q as a result of the restatement of the financial statements to give retroactive effect to the results of the

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 17--QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED) companies acquired during fiscal 1996 and 1997 in business combinations accounted for under the pooling-of-interests method and as a result of the reporting of the results of Spin-Off Companies as discontinued operations.

                                                                       FISCAL 1996 QUARTERS
                                                  ---------------------------------------------------------------
                                                     FIRST       SECOND        THIRD       FOURTH       TOTAL
                                                  -----------  -----------  -----------  ----------  ------------
Revenues........................................   $ 205,940    $ 246,956    $ 268,645   $  339,987  $  1,061,528
Gross profit....................................      50,976       60,487       66,742       93,887       272,092
Operating income................................       1,484        6,666        8,115       12,808        29,073
Income from continuing operations before
  extraordinary items...........................       1,460        4,629        5,789        7,221        19,099
Income (loss) from discontinued operations......       3,387        5,550        7,727         (886)       15,778
Net income......................................       4,847       10,179       13,516        5,634        34,176

Per share amounts:
  Basic:
    Income from continuing operations before
      extraordinary items.......................        0.02         0.07         0.09         0.09          0.28
    Income (loss) from discontinued
      operations................................        0.06         0.08         0.11        (0.01)         0.24
    Net income..................................        0.08         0.15         0.20         0.07          0.51
  Diluted:
    Income from continuing operations before
      extraordinary items.......................        0.02         0.07         0.09         0.09          0.28
    Income (loss) from discontinued
      operations................................        0.06         0.08         0.11        (0.01)         0.23
    Net income..................................        0.08         0.15         0.20         0.07          0.50

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 17--QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

                                                                       FISCAL 1997 QUARTERS
                                                  ---------------------------------------------------------------
                                                     FIRST       SECOND        THIRD       FOURTH       TOTAL
                                                  -----------  -----------  -----------  ----------  ------------
Revenues........................................   $ 364,195    $ 537,334    $ 596,791   $  617,634  $  2,115,954
Gross profit....................................      98,299      153,284      169,329      176,755       597,667
Operating income................................      12,909       22,473       25,668       23,784        84,834
Income from continuing operations before
  extraordinary items...........................       6,855        9,771        8,767        6,545        31,938
Income from discontinued operations.............       9,475        8,933        2,003        6,389        26,800
Net income......................................      16,330       18,092       10,770       12,096        57,288

Per share amounts:
  Basic:
    Income from continuing operations before
      extraordinary items.......................        0.08         0.11         0.10         0.06          0.35
    Income from discontinued operations.........        0.12         0.10         0.02         0.06          0.31
    Net income..................................        0.20         0.21         0.12         0.12          0.64
  Diluted:
    Income from continuing operations before
      extraordinary items.......................        0.08         0.11         0.10         0.06          0.35
    Income from discontinued operations.........        0.12         0.10         0.02         0.06          0.29
    Net income..................................        0.20         0.20         0.12         0.12          0.62
Pro forma income from continuing operations
  before extraordinary items (see Note 11)......       6,431        9,166        8,225        6,140        29,962
Pro forma basic income per share from continuing
  operations before extraordinary item..........        0.08         0.11         0.09         0.06          0.33
Pro forma diluted income per share from
  continuing operations before extraordinary
  item..........................................        0.08         0.10         0.09         0.06          0.33

NOTE 18--SUBSEQUENT EVENTS (UNAUDITED)

    In January 1998, U.S. Office Products announced its intention to complete the Strategic Restructuring Plan described in Note 4. In addition, subsequent to April 26, 1997 and through March 9, 1998, the Company has completed 42 business combinations related to continuing operations for an aggregate purchase price of $502.3 million, consisting of approximately $79.8 million of cash and 20.4 million shares of the Company's common stock with an aggregate market value on the dates of acquisition of approximately $422.5 million. In addition, on December 22, 1997, U.S. Office Products made an additional equity investment of $40.8 million in Dudley Stationery Limited, its 49% owned independent office products dealer in the United Kingdom, to fund additional acquisitions at Dudley.

    The following presents the unaudited pro forma results of operations of the Company for fiscal 1997 as if the Strategic Restructuring Plan and the acquisitions described above had been consummated as of

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 18--SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED) the beginning of fiscal 1997. The results presented below include certain pro forma adjustments to reflect (i) substantially higher amortization expenses as compared to prior periods (as a result of reclassifying 12 business combinations as purchase acquisitions (including the Company's acquisition of Mail Boxes Etc.), rather than under the pooling-of-interests method, as the Company had expected when it completed those acquisitions); (ii) substantially higher interest expense, as a result of increased borrowing that the Company expects to incur to help finance the cost of the Tender Offer; and (iii) higher effective income tax rates, due to increased non-deductible goodwill expense and the Company's inability to acquire subchapter S corporations in pooling-of-interests transactions:

                                                           FISCAL YEAR
                                                              ENDED        NINE MONTHS ENDED
                                                          APRIL 26, 1997    JANUARY 24, 1998
                                                         ----------------  ------------------
Revenues...............................................    $  2,794,009       $  2,070,655
Income from continuing operations before extraordinary
  items................................................           11,332            11,186
Basic income per share from continuing operations
  before extraordinary items...........................             0.08               0.08
Diluted income per share from continuing operations
  before extraordinary items...........................             0.08               0.08

    The unaudited pro forma results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisitions occurred at the beginning of fiscal 1997 or the results which may occur in the future.

    On April 14, 1998, a stockholder purporting to represent a class composed of all U.S. Office Products' stockholders filed an action in the Delaware Chancery Court. The action claims that the Directors breached their fiduciary duty to the stockholders of U.S. Office Products by changing the terms of the Equity-Self Tender to include employee stock options. The complaint seeks injunctive relief, damages and attorneys fees. The Company believes that this lawsuit is without merit and intends to vigorously contest it.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Board of Directors
Mail Boxes Etc.

    We have audited the accompanying consolidated balance sheets of Mail Boxes Etc. as of April 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mail Boxes Etc. at April 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 1997, in conformity with generally accepted accounting principles.

                                               /s/ ERNST & YOUNG LLP
                                               --------------------------------------------
                                               Ernst & Young LLP

San Diego, California
June 6, 1997

                                MAIL BOXES ETC.

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                               FISCAL YEARS ENDED
                                                                                                                   APRIL 30,
                                                                                                              --------------------
                                                                                                                1997       1996
                                                                                                              ---------  ---------
                                                              ASSETS
Current Assets:
  Cash and cash equivalents.................................................................................  $   3,992  $   1,416
  Restricted cash--franchisee deposits......................................................................      1,613      2,073
  Short-term investments....................................................................................     27,342     21,825
  Accounts receivable, net of allowance for doubtful accounts of $1,334 and $1,507, at April 30, 1997 and
    1996, respectively......................................................................................      6,547      6,799
  Receivable from National Media Fund.......................................................................        250        770
  Inventories...............................................................................................        447        544
  Current portion of notes receivable.......................................................................      6,048      6,756
  Current portion of net investment in sales-type leases....................................................      2,322      2,414
  Deferred income taxes.....................................................................................      1,272      1,846
  Re-acquired area and center rights held for resale........................................................        629        638
  Other.....................................................................................................      1,394      1,063
                                                                                                              ---------  ---------
      Total current assets..................................................................................     51,856     46,144

  Notes receivable, net.....................................................................................     12,977     10,831
  Net investment in sales-type leases.......................................................................      6,067      7,518
  Property and equipment:
    Land....................................................................................................      1,200      1,200
    Building and improvements...............................................................................      5,076      4,201
    Office furniture and equipment..........................................................................      4,307      4,018
    Vehicles................................................................................................        209        209
                                                                                                              ---------  ---------
      Total property and equipment..........................................................................     10,792      9,628
    Less accumulated depreciation and amortization..........................................................      4,831      4,247
                                                                                                              ---------  ---------
    Net property and equipment..............................................................................      5,961      5,381
  Excess of cost over assets acquired, net of accumulated amortization of $607 and $549 at April 30, 1997
    and 1996, respectively..................................................................................        383        441
  Re-acquired area rights, net of accumulated amortization of $511 and $240 at April 30, 1997 and 1996,
    respectively............................................................................................      6,443      3,240
  Deferred income taxes.....................................................................................      1,249      1,307
  Other assets..............................................................................................        739        904
                                                                                                              ---------  ---------
      Total Assets..........................................................................................  $  85,675  $  75,766
                                                                                                              ---------  ---------
                                                                                                              ---------  ---------

                                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................................................................  $   1,363  $   2,096
  Franchisee deposits.......................................................................................      2,097      2,619
  Royalties, referrals and commissions payable..............................................................      1,760      2,515
  Accrued employee expenses and related taxes...............................................................      2,390      1,963
  Other accrued expenses....................................................................................      1,550      2,012
  Income taxes payable......................................................................................        769        838
  Current maturities of long term debt......................................................................        692        958
                                                                                                              ---------  ---------
      Total current liabilities.............................................................................     10,621     13,001

Long-term debt, net of current maturities...................................................................      3,916      1,402
Commitments and contingencies...............................................................................
Shareholders' equity:
  Preferred stock, no par value, 10,000,000 shares authorized, with none issued and outstanding.............
  Common stock, no par value, 40,000,000 shares authorized, with 11,300,273 and 11,139,698 shares issued and
    outstanding at April 30, 1997 and 1996, respectively....................................................     16,728     14,944
  Retained earnings.........................................................................................     54,410     46,419
                                                                                                              ---------  ---------
      Total shareholders' equity............................................................................     71,138     61,363
                                                                                                              ---------  ---------
      Total liabilities and shareholders' equity............................................................  $  85,675  $  75,766
                                                                                                              ---------  ---------
                                                                                                              ---------  ---------

                            See accompanying notes.

                                MAIL BOXES ETC.

                       CONSOLIDATED STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    FISCAL YEARS ENDED APRIL 30,
                                                                                   -------------------------------
                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
Revenues:
  Royalty and marketing fees.....................................................  $  35,254  $  30,947  $  24,673
  Franchise fees.................................................................      9,915      8,557      8,670
  Sales of supplies and equipment................................................     12,775     10,839     10,020
  Interest income on leases and other............................................      8,687      6,975      5,424
  Company centers................................................................      1,206      1,789      1,564
                                                                                   ---------  ---------  ---------
    Total Revenues...............................................................     67,837     59,107     50,351

Cost and expenses:
  Franchise operations...........................................................     18,463     14,881     12,506
  Franchise development..........................................................      6,383      5,883      5,090
  Cost of supplies and equipment sold............................................      9,585      8,465      7,915
  Marketing......................................................................      6,219      4,068      4,630
  General and administrative.....................................................      9,060     10,293      7,878
  Company centers................................................................      1,265      1,842      1,598
  Litigation settlement expenses.................................................      5,000
                                                                                   ---------  ---------  ---------
    Total cost and expenses......................................................     55,975     45,432     39,617
                                                                                   ---------  ---------  ---------

Operating income.................................................................     11,862     13,675     10,734
Interest on investments and other................................................        963        674        447
                                                                                   ---------  ---------  ---------
Income before provision for income taxes.........................................     12,825     14,349     11,181
Provision for income taxes.......................................................      4,834      5,620      4,411
                                                                                   ---------  ---------  ---------
    Net income...................................................................  $   7,991  $   8,729  $   6,770
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

Net income per common share......................................................  $    0.68  $    0.77  $    0.60
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

Weighted average common and common equivalent shares outstanding.................     11,780     11,403     11,357
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

                            See accompanying notes.

                                MAIL BOXES ETC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                                             COMMON STOCK
                                                                         --------------------  RETAINED
                                                                          SHARES     AMOUNT    EARNINGS     TOTAL
                                                                         ---------  ---------  ---------  ---------
Balance, April 30, 1994................................................     11,569  $  19,195  $  30,920  $  50,115
Exercise of employee stock options and other...........................        146        928                   928
Common stock repurchased...............................................       (657)    (5,681)               (5,681)
Income tax benefit from stock option activity..........................                    13                    13
Net income.............................................................                            6,770      6,770
                                                                         ---------  ---------  ---------  ---------
Balance, April 30, 1995................................................     11,058     14,455     37,690     52,145
                                                                         ---------  ---------  ---------  ---------
Exercise of employee stock options and other...........................        221      2,135                 2,135
Common stock repurchased...............................................       (140)    (1,922)               (1,922)
Income tax benefit from stock option activity..........................                   276                   276
Net income.............................................................                            8,729      8,729
                                                                         ---------  ---------  ---------  ---------
Balance, April 30, 1996................................................     11,139     14,944     46,419     61,363
                                                                         ---------  ---------  ---------  ---------
Exercise of employee stock options and other...........................        180      1,590                 1,590
Common stock repurchased...............................................        (19)      (410)                 (410)
Income tax benefit from stock option activity..........................                   604                   604
Net income.............................................................                            7,991      7,991
                                                                         ---------  ---------  ---------  ---------
Balance, April 30, 1997................................................     11,300  $  16,728  $  54,410  $  71,138
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------

                            See accompanying notes.

                                MAIL BOXES ETC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                       FISCAL YEARS ENDED APRIL 30,
                                                                                      -------------------------------
                                                                                        1997       1996       1995
                                                                                      ---------  ---------  ---------
Operating Activities:
  Net income........................................................................  $   7,991  $   8,729  $   6,770
  Adjustments to reconcile net income to net cash provided from operating activities:
    Depreciation and amortization...................................................      1,046      1,030      1,024
    Gain on sale of equipment under sales type lease agreements.....................       (429)      (558)      (681)
    Increase (decrease) in allowance for doubtful accounts..........................       (530)       880      1,236
    Loss (gain) on disposal of property and equipment...............................         (7)         4        122
    Deferred income taxes...........................................................        632     (1,054)    (1,023)
Changes in assets and liabilities:
    Restricted cash.................................................................        460       (459)      (252)
    Accounts and notes receivable...................................................       (760)    (1,049)    (7,386)
    Receivable from National Media Fund.............................................        520        830     (1,600)
    Assets leased to franchisees and inventories....................................     (1,338)    (1,235)    (1,999)
    Re-acquired area and center rights held for resale..............................        109        378        261
    Other current assets............................................................       (331)       (58)       421
    Other assets....................................................................        (38)       152        173
    Accounts payable................................................................       (733)       945        419
    Franchisee deposits.............................................................       (522)       466        747
    Royalties, referrals and commissions payable....................................       (755)        66        610
    Accrued employee expenses and related taxes.....................................        427        500        697
    Other accrued expenses..........................................................       (369)       838        821
    Income taxes payable............................................................        535        397        730
                                                                                      ---------  ---------  ---------
      Net cash flows provided from operating activities.............................      5,908     10,802      1,090
Investing Activities:
    Net change in short-term investments............................................     (5,517)   (11,773)       389
    Additions to property and equipment.............................................     (1,292)      (472)      (477)
    Principal payments received on sales-type leases................................      3,407      3,628      3,223
    Re-acquired area rights.........................................................       (439)      (185)      (887)
                                                                                      ---------  ---------  ---------
    Net cash flows provided from (used in) investing activities.....................     (3,841)    (8,802)     2,248
Financing Activities:
    Borrowing under line of credit..................................................      1,630      3,720      3,800
    Repayments under line of credit.................................................     (2,150)    (4,550)    (2,200)
    Repayments on notes payable.....................................................       (354)      (146)       (54)
    Repurchase of common stock......................................................       (410)    (1,922)    (5,681)
    Proceeds from the issuance of common stock......................................      1,793      1,923        937
                                                                                      ---------  ---------  ---------
    Net cash flows provided from (used in) financing activities.....................        509       (975)    (3,198)
                                                                                      ---------  ---------  ---------
Increase in cash and cash equivalents...............................................      2,576      1,025        140
Cash and cash equivalents at beginning of year......................................      1,416        391        251
                                                                                      ---------  ---------  ---------
Cash and cash equivalents at end of year............................................  $   3,992  $   1,416  $     391
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
Supplemental Disclosures of Cash Flow Information:
    Cash paid during the year for Income taxes......................................  $   3,762  $   6,348  $   5,479

                                MAIL BOXES ETC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS) (CONTINUED)

                                                                                       FISCAL YEARS ENDED APRIL 30,
                                                                                      -------------------------------
                                                                                        1997       1996       1995
                                                                                      ---------  ---------  ---------
Interest expense....................................................................  $     261  $     155  $      98
Supplemental Schedule of Non-Cash Activities:
    Equipment sold under sales-type leases..........................................  $   1,864  $   2,232  $   2,724
    Cost of equipment sold under sales-type leases..................................  $   1,435  $   1,674  $   2,043
    Notes payable issued in connection with re-acquired area rights.................  $   3,123  $     185  $   1,495
    Accounts and notes forgiven in connection with re-acquired area rights..........  $     104             $     468
    Exchange of area rights.........................................................                        $     260

                            See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 APRIL 30, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    Mail Boxes Etc. ("MBE" or "the Company") was incorporated in November 1983 as a California corporation. It operates domestically through one wholly-owned subsidiary, Mail Boxes Etc. USA, Inc. This subsidiary grants territorial franchise rights for the operation or sale of service centers specializing in postal, packaging, business and communication services. The purchase price paid by the Company to acquire this subsidiary exceeded the subsidiary's net assets by $0.9 million; the excess is being amortized on the straight-line method over 20 years.

    The Company acquired a majority interest in the master license for the United Kingdom during FY96. During FY97 MBE acquired the remaining interest in the United Kingdom and operated this entity as a wholly-owned subsidiary, MBE-UK. All accounts of this foreign subsidiary have been measured using U.S. dollars as the functional currency. The gains and losses arising from the measurement of the foreign subsidiary's account have not been significant. At the end of FY97, the MBE Master License for the United Kingdom was sold to a group comprised of the individual principal owners of the MBE Master License for Canada and several other MBE Area and Individual Franchisees.

    The Company provides franchisees with a system of business training, advice regarding site location, marketing, advertising programs and management support designed to assist the franchisee in opening and operating MBE Centers.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

REVENUE RECOGNITION

    The Company enters into area and individual franchise agreements in the United States and master license agreements in other countries.

    Area franchise agreements grant the area franchisee the exclusive right to market individual franchise centers for the Company in the area franchisee's territory. The area franchisee generally receives a commission on individual franchises sold as well as a share of future royalties earned by the Company from centers in the area franchisee's territory. Individual franchise agreements grant the individual franchisee the exclusive right to open and operate a franchise center in the individual franchisee's territory.

    Franchise fee revenue is recognized upon completion of all significant initial services provided to the franchisee, area franchisee or master licensee and upon satisfaction of all material conditions of the franchise agreement, area franchise agreement or master license. For individual franchise sales, the significant initial obligations that must be completed before any revenue is recognized are: the site is located, a store lease is in place, the franchise agreement has been signed, the store design and layout is complete, all manuals and systems have been provided, and training at MBE is completed. For area franchise sales, the significant initial obligations that must be completed before any revenue is recognized are: all operating manuals are provided, training is completed and a pilot center is opened. For master license agreements, the significant initial obligations that must be completed before any revenue is recognized are: all operating manuals are provided and training is completed.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Revenue is recognized using the installment method when the revenue is collectable over an extended period and no reasonable basis exists for estimating collectability.

    On a monthly basis, all individual franchisees are required to pay royalty and marketing fees to the Company based upon a percentage of each franchisee's sales (as defined). Such fees are recognized as revenue based upon reported or estimated sales activity by the franchisees. Revenue from sales of supplies and equipment is recognized when orders are shipped, or the lease is completed, whichever is later.

    In FY95, the National Media Fund was created to administer national advertising programs. The National Media Fund is managed by a committee of area franchisees, individual franchisees and MBE. Certain advertising fees, based on franchisees' sales (as defined), are collected by the Company for the National Media Fund. Such advertising fees are not included in the accompanying financial statements. As of April 30, 1997 and 1996, the Company had advanced $250 thousand and $770 thousand to the National Media Fund, respectively, to fund certain national advertising programs.

    These advances, including interest, are repaid to the Company based on the collection of the advertising fees and availability of funds.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The Company considers cash equivalents to be those instruments which have original maturities of three months or less.

    In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities for which the Company does not have the intent or the ability to hold to maturity are classified as available for sale along with the Company's investments in equity securities.

    Securities classified as available for sale are carried at fair value, with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. At April 30, 1997 and 1996, the Company had no investments that were classified as trading or held to maturity as defined by Statement No. 115.

    Realized gains and losses are included in interest income. The cost of securities sold is based on the specific identification method. Interest on securities classified as available for sale is included in interest income.

    The following is a summary of cash and cash equivalents and the estimated fair value of available for sale securities by balance sheet classification at April 30;

                                                                                                1997       1996
                                                                                              ---------  ---------
                                                                                                 (IN THOUSANDS)
Cash and cash equivalents Cash..............................................................  $     351  $   1,339
    Money market fund.......................................................................      3,641         77
Short-term investments:
    U.S. Government securities..............................................................      5,842      4,000
    Mutual fund preferred equity securities.................................................     21,500     17,825
                                                                                              ---------  ---------
Total cash, cash equivalents and short-term investments.....................................  $  31,334  $  23,241
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The estimated fair value of each investment approximates the amortized cost, and therefore, there are no unrealized gains or losses as of April 30, 1997 or 1996.

    "Restricted cash-franchisee deposits" is the amount that prospective franchisees have deposited into a separate account managed by MBE. When all of the requirements for recognizing revenue for an individual, area or master license sale are completed (see the "Revenue Recognition" section of Note 1), then the deposit amount is transferred from this separate account into MBE's regular account and the revenue from the sale is recognized. If MBE's obligations are not completed then these deposits are usually refundable. The account, "Franchisee deposits", in the liability section of the balance sheet includes the restricted cash deposit amount and other deposits received from its franchisees.

CONCENTRATION OF CREDIT RISK

    The Company invests its excess cash in debt and equity instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that attempt to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any significant losses on its cash equivalents or short-term investments. Receivables from franchisees include trade receivables, lease receivables and notes receivable. Credit is extended based on an evaluation of the franchisee's financial condition. Sales-type leases are collateralized by the leased equipment and fixtures.

    Trade receivables are not collateralized. However, the center ownership transfer process requires that all amounts owed be paid when a center ownership is transferred.

    Notes receivable from area franchisees and master licensees are collateralized by the area rights or master license rights, respectively. The Company has provided for estimated credit losses.

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of resources and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORIES

    Inventories consist of supplies and equipment held for resale to franchisees and equipment held for lease. Inventories are recorded at the lower of cost (first-in, first-out method) or market.

RE-ACQUIRED INDIVIDUAL AND AREA FRANCHISE RIGHTS

    The Company repurchases franchise rights for two primary reasons. The Company may repurchase area rights with the intention of developing a better support system and then reselling the areas within a short period of time. The Company may acquire individual center rights to upgrade the Center and then resell it within a short period of time. The Company had an investment of approximately $629 thousand and $638 thousand in such individual and area rights at April 30, 1997 and 1996, respectively. The Company may also repurchase the area rights with the primary intention of retaining the royalties normally shared with the former area franchisees and maintaining such rights as long-term investments. The area

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) repurchases have been accounted for as purchases. The Company records these area repurchases at cost less accumulated amortization. Periodically the Company assesses the fair value of these areas based on estimated cash flows to determine if an impairment in the value has occurred and an adjustment is necessary. As of April 30, 1997 no adjustment is necessary. The Company had an investment of $6.4 million and $3.2 million in such area rights at April 30, 1997 and 1996, respectively. Area franchise rights held as long-term investments are amortized over a period of 20 years.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Building...................................................       31.5 years
                                                                  12.5--31.5
Building improvements......................................            years
Office furniture and equipment.............................        3-5 years
Vehicles...................................................          3 years

EMPLOYEE STOCK OPTIONS

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's stock options generally equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

ACCOUNTING FOR ASSET IMPAIRMENT

    The Company adopted Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", effective May 1, 1995. SFAS No. 121 required impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. There was no effect on the financial statements from the adoption of SFAS No. 121.

NET INCOME PER COMMON SHARE

    Earnings per share are based on the weighted average number of common shares and common share equivalents (stock options) outstanding during the period.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

2. NOTES RECEIVABLE

    Notes receivable consist of the following at April 30;

                                                                                                1997       1996
                                                                                              ---------  ---------
                                                                                                 (IN THOUSANDS)
Notes with interest rates ranging from 8%-14%, from individual franchisees, due at varying dates through 2005........................................................................  $  11,688  $  11,170
Notes with interest rates ranging from 8%-14%, from area franchisees, due at varying dates
  through 2005..............................................................................      7,252      6,611
Notes with interest rates ranging from 8.5%--11.75%, from master licensees, due at varying
  dates through 2004........................................................................      1,728      1,806
                                                                                              ---------  ---------
                                                                                                 20,668     19,587
Less portion due within one year............................................................     (6,048)    (6,756)
Less allowance for uncollectible notes......................................................     (1,643)    (2,000)
                                                                                              ---------  ---------
                                                                                              $  12,977  $  10,831
                                                                                              ---------  ---------
                                                                                              ---------  ---------
    Interest earned for the fiscal year ended April 30:.....................................  $   1,997  $   2,041
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    Scheduled principal maturities for notes receivable as of April 30, 1997, are as follows (in thousands): 1998--$6,048; 1999--$4,164; 2000--3,384;
2001--$2,582; 2002--$1,997; and thereafter $2,493

    At April 30, 1997, the Company was obligated to fund approximately $281 thousand under certain financing programs offered to franchisees.

3. NET INVESTMENT IN SALES--TYPE LEASES

    The Company leases various types of office and computer equipment to franchisees under three to eight-year lease agreements. The following summarizes the components of the net investment in sales-type leases at April 30;

                                                                                                1997       1996
                                                                                              ---------  ---------
                                                                                                 (IN THOUSANDS)
Total minimum lease payments to be received.................................................  $  10,980  $  13,241
Less unearned income........................................................................     (2,591)    (3,309)
                                                                                              ---------  ---------
Net investment in sales-type leases.........................................................      8,389      9,932
Less portion due within one year............................................................     (2,322)    (2,414)
                                                                                              ---------  ---------
                                                                                              $   6,067  $   7,518
                                                                                              ---------  ---------
                                                                                              ---------  ---------
Interest earned for the fiscal year ended April 30:.........................................  $   1,203  $   1,420
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    Annual minimum lease payments subsequent to April 30, 1997, are as follows (in thousands): 1998-- $3,307; 1999--$2,736; 2000 -$2,031; 2001--$1,330;
2002--$778; and thereafter--$798.

4. DEBT

    The Company has a line of credit with a bank which allows maximum borrowings of $7 million. As of April 30, 1997, $250 thousand has been borrowed and $6.750 million is available for borrowing under the line of credit. The line of credit is unsecured and bears interest at a rate based on LIBOR plus certain basis

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

4. DEBT (CONTINUED)
points (6.81% at April 30, 1997). The agreement expires on September 1, 1998, at which time all outstanding borrowing can be converted to a three-year term loan, which would be payable in equal monthly installments. The line of credit agreement contains various covenants, including limitations on additional indebtedness and maintaining certain financial ratios.

5. NOTES PAYABLE

    Long-term debt consists of notes payable to former area franchisees in connection with the repurchase of area franchise rights. Payments are made in monthly installments of $51 thousand including interest at 8% to 8.5% per annum. Aggregate principal maturities on notes payable at April 30, 1997 are as follows (in thousands): 1998 ---$442; 1999--$452; 2000--$447; 2001--$457; 2002--$463;
and thereafter-- $2,097.

6. INCOME TAXES

    The provision for income taxes consists of the following for each of the years ended April 30:

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
                                                                                               (IN THOUSANDS)
Current:
  Federal............................................................................  $   3,297  $   5,324  $   4,352
  State..............................................................................        905      1,344      1,088
                                                                                       ---------  ---------  ---------
                                                                                           4,202      6,668      5,440
Deferred:
  Federal............................................................................        557       (913)      (890)
  State..............................................................................         75       (135)      (139)
                                                                                       ---------  ---------  ---------
                                                                                             632     (1,048)    (1,029)
                                                                                       ---------  ---------  ---------
                                                                                       $   4,834  $   5,620  $   4,411
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

    The Company has derived tax deductions measured by the excess of the market value over the option price at the date employee stock options were exercised. The cumulative related tax benefit of approximately $1.4 million has been credited to common stock. Significant components of the Company's deferred tax assets for federal and state income taxes as of April 30 are:

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
                                                                                               (IN THOUSANDS)
Deferred tax assets:
Valuation reserves...................................................................  $   1,884  $   2,646  $   1,679
State taxes..........................................................................        247        339        295
Deferred compensation................................................................        390        168        131
                                                                                       ---------  ---------  ---------
Total deferred tax assets............................................................  $   2,521  $   3,153  $   2,105
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

6. INCOME TAXES (CONTINUED)
    A reconciliation between the amount of tax computed by multiplying income before taxes by the applicable statutory rates and the amount of reported taxes is as follows:

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
Statutory rate.......................................................................       34.0%      35.0%      34.0%
State tax, net of federal tax benefit................................................        5.0%       5.5%       5.6%
Other................................................................................       (1.3%)      (1.3%)      (0.1%)
                                                                                             ---        ---        ---
                                                                                            37.7%      39.2%      39.5%
                                                                                             ---        ---        ---
                                                                                             ---        ---        ---

7. STOCK OPTIONS

    The Company has granted options to directors, officers and key employees under stock option plans to purchase shares of the Company's common stock.

    Options are generally granted at prices equal to the fair market value of the shares at the date of grant and are generally exercisable in equal increments over three to five years, commencing one year after the date of grant. At April 30, 1997, 473 thousand options were exercisable and the Company had nearly 2.6 million shares available for future grant under the stock option plan for employees and 160 thousand shares available for future grant under the stock option plan for outside directors.

    A summary of the Company's stock option activity and related information is as follows (shares in thousands):

                                                                                                    FY97
                                                                                        ----------------------------
                                                                                         NUMBER OF     WGTD. AVG.
                                                                                          SHARES     EXERCISED PRICE
                                                                                        -----------  ---------------

                                                                                               (IN THOUSANDS)
Outstanding at beginning of year......................................................       1,113      $    9.85
Granted...............................................................................         489      $   17.54
Exercised.............................................................................        (180)     $    9.97
Forfeited.............................................................................        (169)     $   13.12
                                                                                             -----         ------
Outstanding at the end of the year....................................................       1,253      $   12.39
                                                                                             -----         ------
Exercisable at the end of the year....................................................         473*     $   10.75
                                                                                             -----         ------

------------------------

* Because of the Merger Agreement with U.S. Office Products described in Note 13, all stock options granted prior to May 22, 1997 (the date of the Merger Agreement), will become vested and fully exercisable prior to the Merger. If the Merger is not consummated, all options that were accelerated solely as a result of the Merger Agreement, but were not exercised, will revert back to their original vesting schedule.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

7. STOCK OPTIONS (CONTINUED)

                                                                                                    FY96
                                                                                         --------------------------
                                                                                                       WGTD. AVG.
                                                                                          NUMBER OF     EXERCISE
                                                                                           SHARES         PRICE
                                                                                         -----------  -------------

                                                                                               (IN THOUSANDS)
Outstanding at beginning of year.......................................................         914     $    9.93
Granted................................................................................         441     $    9.17
Exercised..............................................................................        (221)    $    8.70
Forfeited..............................................................................         (21)    $   13.30
                                                                                              -----        ------
Outstanding at the end of the year.....................................................       1,113     $    9.85
                                                                                              -----        ------
Exercisable at the end of the year.....................................................         394     $   12.49
                                                                                              -----        ------

                                                                                                     FY95
                                                                                         ----------------------------
                                                                                                         WGTD. AVG.
                                                                                           NUMBER OF      EXERCISE
                                                                                            SHARES          PRICE
                                                                                         -------------  -------------

                                                                                                (IN THOUSANDS)
Outstanding at beginning of year.......................................................          847      $    9.90
Granted................................................................................          258      $    7.81
Exercised..............................................................................         (146)     $    6.29
Forfeited..............................................................................          (45)     $    9.31
                                                                                               -----         ------
Outstanding at the end of the year.....................................................          914      $    9.93
                                                                                               -----         ------
Exercisable at the end of the year.....................................................          408      $   10.77
                                                                                               -----         ------

    Adjusted pro forma information regarding net income and earnings-per-share is required by SFAS 123, and has been determined as if the Company had accounted for its employee and non-employee directors stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the "Black Scholes" method for option pricing with the following weighted-average assumptions for FY97 and FY96: 1) risk free interest rates of 6%; 2) dividend yields of 0%; 3) volatility factors of the expected market value of the Company's common stock of .395; and a weighted-average expected life of the options of 5 years.

    For purposed of adjusted pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's adjusted pro forma information would have been as follows (in thousands):

                                                                                            FY97          FY96
                                                                                         -----------  -------------
Adjusted pro forma net income..........................................................   $   7,403     $   8,549
Adjusted pro forma earnings-per-share..................................................   $    0.63     $    0.75

    The results above are not likely to be representative of the effects of applying FAS 123 on reported net income or loss for future years as these amounts reflect the expense for only one or two years vesting.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

7. STOCK OPTIONS (CONTINUED)
    The following summarizes information about the Company's stock options outstanding at April 30, 1977 (number of options in thousands):

                    SHARES SUBJECT TO OUTSTANDING OPTIONS
------------------------------------------------------------------------------                EXERCISABLE
                                                       OPTION       WGTD. AVE   ---------------------------------------
                     RANGE OF                          SHARES       REMAINING   WGTD. AVE.      NUMBER      WGTD. AVE.
                  EXERCISE PRICE                     OUTSTANDING      LIFE      EXER. PRICE   EXERCISABLE   EXER. PRICE
--------------------------------------------------  -------------  -----------  -----------  -------------  -----------
$4.13       ......................................            8       1.0 yrs    $    4.13             8     $    4.13
$6.81--$ 8.25.....................................          390           7.5    $    7.84           112     $    7.57
$9.00--$10.50.....................................          278           4.6    $   10.00           195     $    9.96
$11.50--$14.50....................................          145           4.8    $   13.80           140     $   13.78
$16.50--$23.13....................................          432           9.1    $   17.70            18     $   18.27
                                                          -----    -----------  -----------        -----    -----------
                                                          1,253                                      473

8. FRANCHISE FEES

    Franchise fees consist of the following for each of the years ended April
30:

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
                                                                                               (IN THOUSANDS)
Individual franchises................................................................  $   7,240  $   6,397  $   6,774
Area franchises......................................................................        296        292         58
Master licenses & international fees.................................................      1,062        957      1,170
Transfer and renewal fees............................................................      1,317        911        668
                                                                                       ---------  ---------  ---------
                                                                                       $   9,915  $   8,557  $   8,670
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

9. ROYALTY EXPENSES

    Royalties shared with area franchisees are included in franchise operations in the accompanying consolidated statements of income and are as follows (in thousands): 1997--$12,875; 1996--$11,686; and 1995--$9,689.

10. EMPLOYEE BENEFIT PLANS

    In November 1988, the Company adopted an amended and restated Stock Purchase and Salary Savings Plan (Plan) covering substantially all employees that have been employed for at least six months and meet other age and eligibility requirements. Employees may contribute up to ten percent of compensation per year (subject to a maximum limit by federal tax law) into various funds.

    Profit sharing contributions by the Company to the Plan are made at the discretion of the Board of Directors and were $240 thousand, $450 thousand, and $420 thousand for the years ended April 30, 1997, 1996 and 1995, respectively. At the discretion of the Board of Directors, the Company may also make annual matching contributions to the Plan. Matching contributions for 1997, 1996 and 1995 were $214 thousand, $162 thousand, and $136 thousand, respectively and equal to 50% of the employee's contributions.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

10. EMPLOYEE BENEFIT PLANS (CONTINUED)
    The Company has entered into an employment agreement with its chief executive officer, under which the Company agreed to obtain a split dollar life insurance policy for his benefit. The Company contributed $100 thousand in both FY97 and FY96 toward the funding of this policy. The Company has retained an equity interest in this policy equal to the extent of its contributions. Consequently, there is no effect on the Company's earnings as a result of these contributions.

    Contributions after FY97 will be determined annually by the Board of Directors.

11. LITIGATION

    On November 6, 1996, the Company entered into a comprehensive settlement of various lawsuits and claims made by certain franchisees in several lawsuits being pursued in San Diego County Superior Court. Under the settlement agreement, the Company paid $4 million in cash and will deliver an aggregate amount of 39,080 shares of its common stock over a period of two years. The settlement expense reflected in the Company's financial results is $5 million.

    The Company is still involved in various lawsuits and claims from its franchisees and former employees in the course of conducting its business. While the Company intends to vigorously defend these actions, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of all pending litigation. It is possible that the Company's results of operations in a particular quarter or annual period could be materially adversely affected by an ultimate unfavorable outcome of certain pending litigation. Management believes, however, that the ultimate outcome of all pending litigation should not have a material adverse effect on the Company's financial position or liquidity.

12. RELATED PARTY TRANSACTIONS

    Nearly 40% of the franchisees' gross sales and almost 50% of their subject-to-royalty revenues are generated by selling UPS Services. The Company receives royalty revenue based on revenues earned by the franchisees. The Company recognized royalty and marketing fee revenues generated from UPS services of $16.9 million, $14.9 million, and $11.8 million for the years ended April 30, 1997, 1996, and 1995, respectively.

13. SUBSEQUENT EVENTS

    On May 22, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with U.S. Office Products Company ("USOP"), pursuant to which a newly-formed, wholly-owned subsidiary of USOP will be merged (the "Merger") with and into MBE, with MBE to be the surviving corporation. Once the merger is completed, MBE will be a wholly-owned subsidiary of USOP. Consummation of the Merger is subject to certain conditions, including the approval of the principal terms of the transaction by the Company's shareholders.

14. QUARTERLY INFORMATION (UNAUDITED)

    The following quarterly information includes all adjustments which management considers necessary for a fair statement of such information. For interim quarterly financial statements, the provision for

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

14. QUARTERLY INFORMATION (UNAUDITED) (CONTINUED) income taxes is estimated using the best available information for projected results for the entire year (in thousands, except for per share data).

FY97                                                                       FIRST     SECOND      THIRD     FOURTH
-----------------------------------------------------------------------  ---------  ---------  ---------  ---------
Total revenues.........................................................  $  14,779  $  17,047  $  18,838  $  17,173
Total cost and expenses................................................     11,634     18,078     13,204     13,059
Provision for (benefit from) income taxes..............................      1,331       (341)     2,310      1,534
Net income (loss)......................................................      2,070       (470)     3,557      2,834
Earnings (loss) per share..............................................        .18      (0.04)       .30        .24

FY96                                                                       FIRST     SECOND      THIRD     FOURTH
-----------------------------------------------------------------------  ---------  ---------  ---------  ---------
Total revenues.........................................................  $  12,803  $  15,097  $  16,164  $  15,093
Total cost and expenses................................................     10,279     11,804     11,870     11,479
Provision for (benefit from) income taxes..............................      1,036      1,345      1,751      1,488
Net income (loss)......................................................      1,622      2,091      2,708      2,308
Earnings (loss) per share..............................................        .14        .18        .24        .20

                                MAIL BOXES ETC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                      OCTOBER 31,
                                                                                                          1997
                                                                                                      ------------
                                                                                                      (UNAUDITED)
                                                      ASSETS
Current Assets:
  Cash and cash equivalents.........................................................................   $    1,059
  Restricted cash--franchisee deposits..............................................................        1,923
  Short-term investments............................................................................       31,354
  Accounts receivable, net..........................................................................        7,806
  Inventories.......................................................................................          533
  Current portion of notes receivable...............................................................        8,998
  Current portion of net investment in sales-type leases............................................        3,388
  Deferred income taxes.............................................................................        1,272
  Re-acquired area and center rights held for resale................................................          612
  Other.............................................................................................        1,637
                                                                                                      ------------
    Total current assets............................................................................       58,582

  Notes receivable, net.............................................................................       18,131
  Net investment in sales-type leases...............................................................        5,133
  Property and equipment, net.......................................................................        6,686
  Excess of cost over assets acquired, net..........................................................          268
  Re-acquired area rights...........................................................................        1,157
  Deferred income taxes.............................................................................        1,249
  Other assets......................................................................................          958
                                                                                                      ------------
    Total assets....................................................................................   $   92,164
                                                                                                      ------------
                                                                                                      ------------
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..................................................................................   $    1,952
  Franchisee deposits...............................................................................        2,395
  Royalties, referrals and commissions payable......................................................        2,760
  Accrued employee expenses and related taxes.......................................................        2,089
  Other accrued expenses............................................................................        2,038
  Income taxes payable..............................................................................        1,523
  Current maturities of debt and notes payable......................................................          274
                                                                                                      ------------
    Total current liabilities.......................................................................       13,031

Long-term debt, net of current maturities...........................................................        2,448

Shareholders' equity:
  Preferred stock, no par value, 10,000,000 shares authorized, with none issued and outstanding.....
  Common stock, no par value, 40,000,000 shares authorized, with 11,422,091 shares issued
    outstanding at October 31, 1997.................................................................       18,340
  Retained earnings.................................................................................       58,345
                                                                                                      ------------
    Total shareholders' equity......................................................................       76,685
                                                                                                      ------------
      Total liabilities and shareholders' equity....................................................   $   92,164
                                                                                                      ------------
                                                                                                      ------------

                            See accompanying notes.

                                MAIL BOXES ETC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                         THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                        --------------------  --------------------
                                                                        10/31/97   10/31/96   10/31/97   10/31/96
                                                                        ---------  ---------  ---------  ---------
Revenue:
    Royalty and marketing fees........................................  $   8,466  $   7,985  $  17,161  $  15,586
    Franchise fees....................................................      3,802      2,736      6,144      4,531
    Sales of supplies and equipment...................................      3,537      3,899      6,049      6,929
    Interest income on leases and other...............................      2,537      2,163      4,413      4,151
    Company centers...................................................        204        264        458        630
                                                                        ---------  ---------  ---------  ---------
        Total revenues................................................     18,546     17,047     34,225     31,827

Cost and Expenses:
    Franchise operations..............................................      4,515      4,328      8,598      8,488
    Franchise development.............................................      1,840      1,742      3,316      2,954
    Cost of supplies and equipment sold...............................      2,552      2,912      4,396      5,189
    Marketing.........................................................      1,773      1,713      3,048      3,061
    General and administrative........................................      3,251      2,099      5,591      4,341
    Company centers...................................................        197        284        459        680
    Litigation settlement expenses....................................                 5,000                 5,000
    Non recurring charges.............................................                            2,510
                                                                        ---------  ---------  ---------  ---------
        Total cost and expenses.......................................     14,128     18,078     27,918     29,713
                                                                        ---------  ---------  ---------  ---------

Operating Income (loss)...............................................      4,418     (1,031)     6,307      2,114
Interest on investments and other.....................................        309        220        631        476
                                                                        ---------  ---------  ---------  ---------
Income (loss) before provision (benefit) for income taxes.............      4,727       (811)     6,938      2,590
Provision for income taxes............................................      1,881       (341)     3,003        990
                                                                        ---------  ---------  ---------  ---------
        Net income (loss).............................................  $   2,846  $    (470) $   3,935  $   1,600
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------

Net income (loss) per common share:...................................  $     .24  $    (.04) $     .33  $     .14
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------
Weighted average common and common equivalent shares outstanding......     12,101     11,198     12,088     11,774
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------

                            See accompanying notes.

                                MAIL BOXES ETC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                  (UNAUDITED)

                                                                                                 SIX MONTHS ENDED
                                                                                                   OCTOBER 31,
                                                                                               --------------------
                                                                                                 1997       1996
                                                                                               ---------  ---------
Operating Activities:
  Net income.................................................................................  $   3,935  $   1,600
  Adjustments to reconcile net income to net cash provided from operating activities:
    Depreciation and amortization............................................................        556        523
    Gain on sale of re-acquired area rights..................................................     (2,644)      (339)
    Gain on sale of equipment under sales-type lease agreements..............................       (166)      (241)
  Changes in assets and liabilities:
    Restricted cash..........................................................................       (310)        80
    Accounts and notes receivable............................................................     (1,792)       461
    Receivable from National Media Fund......................................................        250        770
    Assets leased to franchisees and inventories.............................................       (675)    (1,032)
    Re-acquired area and center rights (held for resale).....................................       (143)       (86)
    Other current assets.....................................................................       (243)    (1,447)
    Other assets.............................................................................       (127)      (191)
    Accounts payable.........................................................................        589        288
    Franchisee deposits......................................................................        298         89
    Royalties, referrals and commissions payable.............................................      1,000        (26)
    Accrued employee expenses and related taxes..............................................       (301)      (929)
    Other accrued expenses...................................................................        488      4,806
    Income taxes payable.....................................................................        754       (838)
                                                                                               ---------  ---------
      Net cash flows provided from operating activities......................................      1,469      3,488
Investing Activities:
    Net change in short-term investments.....................................................     (4,012)    (2.840)
    Additions to property and equipment......................................................     (1,106)      (215)
    Principal payments received on sales-type leases.........................................        624      1,777
                                                                                               ---------  ---------
      Net cash flows (used in) investment activities.........................................     (4,494)    (1,278)
Financing Activities:
    Borrowings under revolving loan..........................................................                   930
    Repayments under revolving loan..........................................................       (250)    (1,700)
    Repayments on notes payable..............................................................     (1,270)      (136)
    Repurchase of common stock...............................................................       (112)      (283)
    Proceeds from the issuance of common stock...............................................      1,724        945
                                                                                               ---------  ---------
      Net cash flows provided from (used in) financing activities............................         92       (244)
Increase in cash and cash equivalents........................................................     (2,933)     1,966
Cash and cash equivalents at beginning of period.............................................      3,992      1,416
                                                                                               ---------  ---------
Cash and cash equivalents at end of period...................................................  $   1,059  $   3,382
                                                                                               ---------  ---------
                                                                                               ---------  ---------
Supplemental Disclosure for Cash Flow Information:
    Cash paid during the period for income taxes.............................................  $   2,240  $   3,270
    Interest.................................................................................        164         85
Supplemental Schedule with Non-Cash Investment and Financing Activities:
    Equipment sold under sales-type agreements...............................................  $     755  $   1,048
    Additions to debt for acquisition of Area rights.........................................        597      1,780

                            See accompanying notes.

                                MAIL BOXES ETC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

ITEM 1. BASIS OF PRESENTATION:

NOTE 1. PRESENTATION

    The condensed consolidated balance sheet as of October 31, 1997, the condensed consolidated statements of operations for the three-month periods and six-month periods ended October 31, 1997 and 1996, and the condensed consolidated statements of cash flows for the six-month periods then ended have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows have been made.

    Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In addition, certain Risk Factors may also impact future financial reports. It is suggested that the condensed consolidated financial statements contained in this report be read in conjunction with the financial statements and notes thereto included in the 1997 Annual Report on Form 10-K, as well as the Risk Factors discussed in the Form 10-K Report. The results of operations for the quarter ended October 31, 1997 are not necessarily indicative of the operating results for the full year.

NOTE 2. SUBSEQUENT EVENT

    During November 1997, Mail Boxes Etc. was acquired by U.S. Office Products. U.S. Office Products issued approximately 15.4 million shares of its common stock in exchange for all the outstanding shares of Mail Boxes Etc., representing an exchange ratio of 1.349 shares of U.S. Office Products common stock for each share of Mail Boxes Etc. common stock.